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30 years of Infosys

Additional Information 2010-11

"Posterity will not excuse you if you did not dream big. You owe it to your customers, your colleagues, your investors, and the society. Every major civilization, every great advance in science and technology, and every great company is built on a big dream."

N. R. Narayana Murthy
Chairman and Chief Mentor

30 years of Infosys

Turning thirty is a good time to reminisce. And reflect. And look ahead.

Thirty is one of those rare junctures when you have both youth and experience on your side. Thus, as Infosys completes thirty, we talk about the pleasures and pains of starting small; the genesis of a value-based organization culture; personal goals turning into company milestones; sharing wealth and caring for society; learning and educating; building infrastructure for one and all; agreeing to disclose and refusing to compromise on quality; and above all, believing in a vision and leading by example to see it become reality.

Thirty is also the time to break new ground.

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Contents

Awards for Excellence 2010-11



"We are what we repeatedly do. Excellence, then, is not an act, but a habit."

– Aristotle

The Pursuit of Excellence forms an integral part of our core values. At Infosys, employees have made excellence a habit. The abundance of talent within the organization and our employees' single-minded determination to be the best ensure that we are ahead of our competition. This has, over the years, earned us the trust and confidence of our stakeholders.

The Infosys Awards for Excellence seeks to reward those employees who have remained true to our core values. They were initiated in 1995 as the "Managerial Excellence Awards". Over the years the awards have grown to exemplify much of what it means to be an Infoscion. The awards recognize the vision, ability and hard work of those who have enriched us with their valuable contributions. The Awards for Excellence, 2010, were given at the organizational and regional levels.

Organizational Level

Account Management (Large Account)

Real Excellence in Engagement and Delivery

Atul Kumar Jain
Devasenapathy Murugappan Muthu
Milind Vasantrao Pande
Mohit Saxena
Nageswara Rao V. Chilamkurthi
Ravi Kumar Dikshit
Senthil Nathan M.
Sunil Shivappa

The Band of Achievers

Anindya Ghosh
Krishna Kowndinya Ayyalasomayajula
Prashant R. Khadilkar
Priya Chander
Ramkumar Akilen
Satyanarayana N. G.
Shyamsundar V.
Swaminathan Sundaresan

Account Management (Small Account)

Global Power Leader Account Management Team

Abhishek Arun
Alagappan Rm
Chinmay Jain
Devendra Singh
Prabhat Kumar Das
Prashant Bandopant Pendse
Rohit Agarwal
Rohit Kedia

Brand Management

Infosys iEngage Digital Consumer Platform Launch

Akhil Srivastava
Arun Kumar Ganesan
Balaji Sampath
Harini Suresh Babu
Rahul S.
Sumit Virmani

Oracle Practice at Enterprise Solutions

Amandeep Singh Syali
Jeanne S. Willis
Priyanka Chandra
Rishi Raj Paul
Steven Charles Tunley
Varinder Verma

Client Delight

Online Store for a Consumer Electronics Major

Divya Vijayamma
Feby Denahon
Jamal Basha Pesaravai
Kishore Raghavendra Kamath
Raghavendra Gandadi
Rajesh J. Thekkekkara
Ruby Mottackel
Suchitra

Application and Infrastructure Support for the E-commerce Platform

Anil Kumar B.
Ashutosh Agrawal
Beulah Vejendla
Manga Rachakonda
Mohit Agarwal
Prakash Kumar Agarwal
Sreekanth Bajagur Panduranga Rao
Vishal Miglani

Department Management

The Quality Department

Development Center (Large)

The Hyderabad Development Center

Development Center (Small)

The China Development Center
The Mangalore Development Center

Infosys Champion – Domain Champion

Gautam Bandyopadhyay

Infosys Champion – Technology Champion

Chandan Mahadeo Gokhale
Jitendra Pal Thethi

Innovation – Initiatives

Infosys MaskIT Team Enabling Differentiator and Non Linear Growth

Ashutosh Saxena
Balaji Raghunathan
Mandar Sharadchandra Joshi
Ramakrishna Reddy G.
Venugopal Subbarao
Vishal Krishna Saxena

Innovation – Thought Leadership

Intelligent Power Strip

Kumar Padmanabh
Sanjoy Paul

Internal Customer Delight

Delivery Risk Management Group

Akhil Goyal
Binesh T. Narayan Nair
Dharmalingam T.
Kalaivani K. G.
Lakshmidevi Dhakshanamoorthy
Taher Nuruddin Kapadia

People Development

Engineering Competency Development as a Strategic Business Differentiator

Niranjan Vijay Awati
Shivakumar Jayappa Addamani
Sridhar Gatpa
Sriranga Ramanuj Acharya K. N.
Sumana Y. S.
Swetha V. C.
Victor Sundararaj

People Integration at McCamish Systems LLC

Christina Stephenson
Dependra Mathur
Megan Groves
Neeti Khanka
Peddity Samuel Abhishek
Superna Shankar

Program Management

Application Support and Maintenance Program for Leading Apparel Retailer

Anusheel Gupta
Atul Agarwal
Deepanjan Deb
Dhayal Prasad Subramanian
Malini B. N.
Namita Kumar Shettigar
Sivasankar Stalin
Srinivasa N. Karanth
Sriram Subramanian
Suneel Govindrao Kulkarni

Service Assurance Platform Upgrade for a Leading Australian Telco

Aloke Kumar Dey
Amol Dnyaneshwar Ghongade
Bhargava Chakravarthy Nimmaraju
Ditesh Chohan
Nagaiah Pasi
Naveen Kumar L.
Srinivas Babu Vaddepati
Sumita Srivastava
Susanto Kumar De
Veera Anjani Kumar Valivarthi

Project Execution Excellence

Sigma Base Development and Implementation

Hisaya Kusagawa
Pranav Shekhar Jha
Raghu S.
Samir Y. Vaidya
Shreyas Prabhu
Srinivas S. Deshpande
Suchand R. S.
Vivek Kumar Singh
Vivek Sinha
Arindam Deb

Brochure Solution

Ambili K.
Aparna Suriyanarayanan
Arul Rosaline Pradipa S.
Biju Nambisan
Divya Veerarahavalu Muthukrishnan
Rajesh Krishnan
Ravishankar R.
Renjith John
Srinivasan Nambi
Vishnuvardhana V. V.

Billing Setup Module & Tariff Billing Tool

Deepman Singh
Gourav Sood
Kapil Ahuja
Mayank Mehrotra
Saurabh Chaudhary
Shweta Arora
Sushant Mohan Saxena
Taranjit Singh
Vishal Aggarwal

Material Planning Toolkit Development for a Large Food and Beverage Major

Joy Sen
Prabhat Khare
Sathish Babu Sridharan
Saurabh Agarwal
Shalini Mandara Ramachandra
Shashi Kiran A. R.
Shweta Menon
Sridevi Chatta
Suneetha Chittamuri

Local Application Maintenance and Support for an Auto Giant in Japan

Madan Mohan Jana
Madona Kumar
Mahesh Kumar Damani
Manoj Kumar Goyal
Nibedita Panda
Rashmi N.
Tao Guo
Vivek Sinha
Yuji Yamaguchi

Business Insight & Analytics

Anwar Abdu Mohamed
Aromal Beena Sivadasan
Ashwini Kumar Gopalkrishna Shenoy
Minhaj Ashraf
Mukund Nair
Ramu Balakrishnan
Sakalya Dattaprasad Kulkarni
Sandesh Venkatesh Shanbhag
Siddharth Prakash Warang
Roshan Lawrence D' Souza

Sales Management

Application and Infrastructure Support for the World's Leading Software Company

Anand Swaminathan
Anant Raghavendra Adya
Burhanuddin Jaffer
Nimesh Kocheta
Raju P. Kattady
Rama Murthy Prabhala
Santhanakrishnan S.
Venkatesh R. L.

Social Consciousness

North Karnataka Flood Relief Program

Archana N.
Arun Vijaya Kumar
Hanamant Baburao Kulkarni
Manjunath Gopi
Pavan Mailwar
Vasudevrao Madhukarrao Deshpande

Technology Excellence

Cloud Computing

Hamsaraj Laxman Shetty
Rajkumar R.
Venkatesh Nagaraju Sagare

The Infosys Customer Satisfaction Survey 2010

The Manufacturing IBU (MFG)
The Product Lifecycle and Engineering Solutions (PLES) Unit

The Infosys Code Champion
Charan Kumar Vuda
Srinivas Ksheerasagara
Sujaya Kumari S.

Unit Management
The Enterprise Solutions (ES) Unit
The Infosys BPO
The Retail, CPG, Logistics (RETL) Unit

Regional Level – First Prize

Client Delight

Mid-year Review Program

Anshuk Anil Jain
Dinesh Chekuri
Maneesh Rajesh Kumar Shrivastava
Prakash M.
Sandeep Bolukonda
Srinivasan Kale
Sriuma Parimi
Wajid Hussain Mohammed

Service Assurance Platform Upgrade for a Leading Australian Telco

Aloke Kumar Dey
Amol Dnyaneshwar Ghongade
Bhargava Chakravarthy Nimmaraju
Ditesh Chohan
Naveen Kumar L.
Sumita Srivastava
Susanto Kumar De
Vijendra Singh Rajput

Infosys Champion – Domain Champion
Jayesh Amdekar
Sudripto De

Infosys Champion – Technology Champion
Kiran K. S. R.

Innovation – Initiatives

Transforming Drug Discovery through Biological Entity Management System

Anirban Ghosh
Kirti Jindal
Krutin Kumar Boloor
Neppoliyan Thangavelu
Ramesh Krishnan Balakrishnan
Sunil Medagam

Internal Customer Delight

Client Services Group Boot Camp

Anubhav Pradhan
Maneesh Vinod Bakhle
Nevil Jose Paul
Satheesha B. N.
Srikantan Moorthy
Suparna Shankar

Flourishing Ecosystem of New Business Offerings and Internal Adoption of Mobility Around Infosys mConnect

Karthik G. V.
Pallab Sen
Puneet Gupta
Raghavendra D. Hegde
Sameer Wadhwa
Venkat Kumar Sivaramamurthy

People Development

Infosys China Education Center – Jiaxing

LuLu Ma
Murali Mohan K.
Wei Shen
XiuJuan Zhu
YunZhi Jiang
Zheng Zong

Remedy People Development Program

Ajay Manchandani
Gagan Agrawal
Nagaraj Achutha Pai
Piyush Agrawal
Saumitra Bhalchandra Kalikar
Sumeet Rajendra Das

Project Execution Excellence

Customer Marketing Group for a Fortune 500 Global Financial Services Company

Amit Prakash Gupta
Bal Mukund Shukla
Gopesh Kumar
Hari Thachappilly
Harshad Ravindra Khodke
Hrishikesh Vijay Shirodkar
Kapil Mohan Singbal
Priyank Jain
Sandeep Nivritti Lokhande
Vijay Anand

Bottom Hole Assembly Drawing Application for an Oil Field Services Company

Abhishek Saxena
Animesh Kumar Hazra
Charly Arnold Geddam
Krishna Kumar Arrepu
Mehul Vinod Patel
Narasimha Murty Bulusu
Sandeep Garg
Srinivasa Rao Chukka
Sriram Sundararajan
Uday Prasad Panday

Business Process Analysis and Technical Documentation

Aastha Ashok Shangloo
Dilip Bansilal Kalra
Pranay B. Lohkare
Sangita Avadhut Sathe
Sita Devi U. Pillay
Surendra Balusu
Vaibhav Mitrasen Patil
Varun Singh
Vinaykumar Shrikant Mhapankar
Yogesh Suresh Agrawal

Carrier Access Billing System

Garima Khanna
Nitin Tularam Mahajan
Partha Chakraborty
Priya Jaysinh Joisher
Pushpak Dhanaraj Deore
Satyabrata Biswas
Shirish Bansal
Vikash Kumar Singh
Yash Manohar Gajpalla
Yogendra Jayprakash Dhruva

Railroad Shipment and Operations Application Support

Gopinath D.
Murali M.
Naveen Guha Narain Govindarajulu
Naveen Mysore Srinivas
Rajesh Velayudhan Veliyaveetil
Rohit Tandon
Shubha S. D.
Sovan Sunil Panda
Sudeendra Nagaraj
Swarna Sankaran

Yard Planner 2.5 (YP 2.5)

Arun C. B.
Krishnan G. R.
Rishikesh Kumar
Shishir Alva
Shrinivas N.
Sovan Sunil Panda
Sudhir Sanjeeva Murthy Jajur

Distributor Connect Project

Deepak Gupta
Lokesh Gupta
Nitesh Mittal
Noopur Narendra Kumar Kothari
Rajesh M. P.
Sanketh Acharya
Shalini A.
Sneha Ghanashyam Raikar
Sourav Roy
Suresh Prahlad Bharadwaj

Maintenance of Intermodal and Equipment Distribution

Dinesh Thurvas Ravindranath
Gaurav Rastogi
GuiDan Wu
Jigar Doshi
Kripa Bhaarath
Prem Jaisinghani
Sumit Mohan Jha
Sunish V.
Suresh Mullappulli Chettoor
Vijayalakshmi Krishnamurthy

Oracle-based Financial Management Solution for a Payment Services Major

Ankur Ram Shankar Sharma
Basavraj Loni
Dilip Fauzdar
Hitesh Ashok Madan
Raghavendra Rao Manjoji Rao Nagendra Rao
Rohit Mohindru
Sachin Satyanarayan Chitlange
Sagar Dwarkanath Navandar
Sowmya Varadarajan Trikkur
Tarika Jain

Patient Appointment Scheduling (PAS)

Angeline Jeya Shanthi George Sargunar G.
Anusha Muthukrishnan
Bharath Kumar Burla
Gayathri Murugan
Hema Sampath Kumar
Naresh Kumar Venkatampalli Venkatesan
Ramnathan Ravindran
Senthil Murugan Manikantan
Tharani Sathyanarayanan
Yogarajan Gnanaprakasam Kumaran

Supply Chain Support

Ajish Murali
Jobin John
Manoj Kumar Jain
Mukesh Ralhan
Nirav Satish Vikamshi
Nitin Aggarwal
Shuchi Bhandari
Sundeep Thirukovela
Vidya S.
Yashvanth Lohantha Shantharam

Leading Mortgage Insurer – Insurance Data Entry & Accounting

Jayakrishnan Sasikumar
Kathiriki Sreenivas Reddy
Murali M. S.
Ravi Babu Kolati
Sree Lekshmi L. B.
Sujith K. Shajee

Spectrum Internationalization (i18n) Program

Mayank Jain
Nikhil Gupta
Nitin Bansal
Perminder Singh Vohra
Prashant Jindal
Satya Prabh Kathooria
Saurabh Kashyap
Sumit Chadha
Vinay Prabhu M.
Sudhir Srivastava

Social Consciousness

HoPE Club – Service Beyond Charity

Abhishek Tiwari
Ayappa Nanjappa Kongettira
Debasis Konar
Manoj S.
Pritam Kumar Sinha
Rajesh Kumar Singh
Ramesh K. N.
Shruthi Laxmain N.
Sudhir Reddy Dyapa
Vikas Mulla

Mamata Welfare Society

Bhaskara Peddanarappagari
Dhiraj Varma Budharaju K.
Gayathri Devi Kandukuri
Kankanala Sundeep Reddy
Nipun Jain
Rama Murthy Prabhala
Rambabu Sampangi Kaipa
Ramesh Illuri
Sreevalli Lavanya Chintalapati
Veerabhadra Rao Chilukuri

Promoting Green Power in the Country

Praveen Gupta

Samarpan

Deepak Kumar Barolia
Jayanthi Huttinagadde Venkatachalaiah
Kiran N. G.
Kusuma Kumari C.
Lakshmi Kamala Wunnava Venkata
Maheshkumar Basavarajappa
Pankaj Tiwari
Suja Warriar
Swapnil Ramesh Shah
Vasanth J.

Systems and Processes

A System for Co-designing Industry Electives with Academia

Anoop Singh
Manisha
Mukundh Nagarajan
Renu Vadhvani
Soudamini Randhir Patil
Srinagesh Chatarajupalli

Content Management System and Content Delivery Network for Infosys Website

Ajith Kumar K. G.
Gaurav Kumar
Manish Kumar
Sachin Prakash Sancheti
Suresh Selvaraj

IS Efficiency

Geetha Das
Jasbir Kaur Saund
Jolly Samar
Niraj Kumar Verma
Rajkumar S.
Suresh B. K.

Software Asset Management (SAM)

Anup Arjunrao More
Bhaskaran Srinivasan
Chandrakanth Desai
Deepak A. G.
Shreshta Shyamsundar
Yoganand T. D.

Technology Excellence

Digital Marketing Platform

Ajit Sagar
Senthil Kumar Krishnasamy
Shailesh Leslie Albuquerque
Tharanian Mahendran
Vishvanath Mahesh Muthyala

Intelligent Power Plant Controller

Karthikeyan Krishnamoorthy
Bijoy Alokkan
Rahul Kumar

The Infosys Code Champion

Aniket Dinkarrao Patil
Bhabani Sankar Pattanayak
Omkar Deepak Muranjan
Sachin Shivdatt Joshi
Yash Manohar Gajpalla

Value Champion

Improving the Quality of Life of Filariasis Patients

Naveen Krishna Tarur

Regional Level – Second Prize

Client Delight

Global Pre-paid Interactive Portfolio for a Global Financial Services Company

Amit Lal
Chandra Mohan Nandakumar
Dhinakaran T.
Jithesh E. P.
Muthu Kumar Natarajan
Sivakumar Swaminathan
Sunil Fernandes
Vivek Dwivedi

Siebel Support Project for a Large Telecom Provider in Asia-Pacific

Anshul Dubey
Naga Dolanandam Pitchuka
Pradeep Reddy Nalliahgari
Rama Rao Ganapatineedi
Rasheed Abdul Mohammad
Swapna Chanda
Tulasi Cherukuri
Vimlesh Ankur

Infosys Champion – Domain Champion

Abhishek Sabharwal
Amit Lohani
Kailash Badrinarayan Samdani

Infosys Champion – Technology Champion

Venu Gopala Krishna Kishore Anumakonda
Vikram Srivastava
Jai Ganesh
Anand Avinash Tambey
Tarun Lalwani
Sidharth Subhash Ghag

Innovation – Initiatives

Finacle™ Advisor from MS Competency Group Finacle Archie

Anushree Chharia
Remya N. S.
Sandeep S.
Sanjay Kannan
Sivasubburaj Palraj
Srinivas Gali

Flypp™ – White Labeled Mobile Applications Store

Bhaskara Krishna Hegde
Kush Kochgaway
Puneet Srivastava
Rohit Sampige
Sameer Laxman Shetty
Sanjeev Kapoor

Infrastructure Transformation Services

Basab Bandyopadhyay
Guruprakash Pai Karkala
Madhukar I. B.
Ramshankar Ramdattan
Rohit Nand

Infy-on-the-go

Deepak Nagesh Murdeshwar
Mandar Kumar Ananda
Shailesh Mahadev Kawale
Srinivas Sreekumar
Vijay Natarajan
Vinod Sai G.

iNSTAF – Infosys Network Services Test and Automation Framework

Manjunath D. Kulkarni
Nithin Jose
Sanjay Kumar Misra
Shaijo Mohan
Sourabh Pandey
Syeda Irrum Shabbir

Internal Customer Delight

Infosys Tools Group Deployment Team

Bhakti Neeladhar Salian
Naresh Balaram Choudhary
Sandeep Chauhan
Snehashree M. K. Prasad
Srinivasa Sujit Rao
Vasudeva Murthy Niranjan

Mysore Food Committee – Creating Options and Delight

Dinesh Singh
John Britto Jesuraj
Sarit Poria
Subrata Das
Suhail Muhammed
Vidyabhushana Hande

New Engagement Models Corporate Initiative

Amit Misra
Amod Bandu Kumbhar
Asha Kurup
Lakshmi Narasimha Rao Gunda
Saji Antony K.
Vijaya Sorna Kumar Namasivayam

People Development

Direction Forward Initiative

Aktharunnisa Syed Hasinuddin
Antony Menacherry
Krithika Ramachandran
Madhu Sudhan R.
Narayanan Shanmugam
Sathya Ganesh

Finance Center of Excellence – Empowering Through Collective Learning

Anna Tumidajewicz
Divya G
Jairam Raghunatha Rao
Meenu Verma
Michal Cieslak
Sunita Ramachandra Bhat

Social Consciousness

SNEHAM Team

Anbulingom T.
Deeppak Chakravarthy Kambarayar
Devaraj Balakrishnan
Dharmambiha D. R.
Lakshmi Narayanan R.
Lilly Priyadarshini L.
Sivakumar Ganesan
Thothadri Srinivasan
Vasanth S.
Vinoth Kumar

Social Forum to Enable the Needy

Anil Kumar G. R.
Darshana Ganesh Muruvanda
Jitendra Kumar
Majur Avinash Puranik
Manoj Aggarwal
Mrithyunjay D. S.
Rajagopalan P.
Subrata Das
Vidya Rajesh Paliwal
Vivek Gajanan Hanchate

Spark Hyderabad – Raising Aspirations of Students

Anand Rajendra Kumar
Brijesh Chawda
Mani Sri Vellanki
Narsimha Rao Mannepalli
Rajanish Vaidya
Sasank Sekhar Nayak
Srinagesh Chatarajupalli
Sudheer Reddy Kola
Venkata Bhanu Prasad Tolety
Vinesh Kumar R.D

Spark – Raising Aspirations of Students @ Chandigarh

Anil Kumar Gupta
Arvind Raina
Deepak Bhalla
Dharm Veer Singh
Jeet Vikram Minhas
Kanika Sharma
Nikhil Jain
Pankaj Bharti
Richa Arora
Vishal Bhat

SPRING Infosys China

Dhanesh Subramanian
Gopi Chand Paladugu
JianYe Zhu
Jin Xu
LiLi Lu
Lom Harshni Chauhan
Porna Pramanik
WeiDong Li
XiaoLei Liu
YuMei Li

Team Akanksha

Akshaya Kumar Satpathy
Amrita Deo
Basudev Mohanty
Debi Prasanna Patnaik
Manish Kumar Pandey
Nitiv Nigam
Prashant Kumar Sahu
Ramakrishna Sahoo
Sanjaya Kumar Moharana
Sanjeeb Panda

Systems and Processes

Infosys Tools Group Systems and Processes Team

Amit Gulati
Naresh Balaram Choudhary
Pallavi Bomma
Prabhat Ranjan Kumar
Raghavendra S.
Srinivasa Sujit Rao

Predictability Sustainability Profitability and De-risking model for Revenue Recognition for Infosys and Group of Companies

Gopalakrishnan Ramachandran
Mohammed Shazin Thottathil
Narasimharao V. V. S. V. R Kompella
Prem Joseph Pereira
Ravi Krishnan Subramony
Sandip Kumar Agarwal

The Infosys Code Champion

Akshay Gangadhar Shinde
Praveen Kumar Behara
Rohit Sapru
Thangamani S.

Ratio analysis

	2011	2010	2009
Ratios – financial performance			
Export revenue / total revenue (%)	97.66	98.73	98.72
Domestic revenue / total revenue (%)	2.34	1.27	1.28
Software development expenses / total revenue (%)	56.20	54.68	55.00
Gross profit / total revenue (%)	43.80	45.32	45.00
Selling and marketing expenses / total revenue (%)	4.80	4.61	4.60
General and administration expenses / total revenue (%)	5.85	5.90	6.32
Selling, General and Administrative (SG&A) expenses / total revenue (%)	10.65	10.51	10.92
Aggregate employee costs / total revenue (%)	49.08	48.96	49.20
Operating profit (PBIDTA) / total revenue (%)	33.15	34.82	34.08
Depreciation and amortization / total revenue (%)	2.92	3.82	3.42
Operating profit after depreciation and interest / total revenue (%)	30.23	31.00	30.66
Other income / total revenue (%)	4.52	4.30	2.48
Provision for investments / total revenue (%)	–	(0.04)	–
Profit before tax / total revenue (%)	34.75	35.35	33.13
Tax / total revenue (%)	9.37	8.12	4.42
Effective tax rate – Tax / PBT (%)	26.96	22.98	13.33
Profit after tax [(2)] / total revenue (%)	25.38	27.22	28.72
Ratios – Balance Sheet			
Debt-equity ratio	–	–	–
Current ratio	5.22	4.46	4.72
Days Sales Outstanding (DSO)	61	56	61
Cash and equivalents / total assets (%) [(1)]	61.94	66.48	57.65
Cash and equivalents / total revenue (%) [(1)]	60.21	70.03	50.78
Capital expenditure / total revenue (%)	4.54	2.75	5.81
Operating cash flows / total revenue (%)	16.82	27.80	25.42
Depreciation / average gross block (%)	11.90	13.17	13.23
Technology investment / total revenue (%)	2.25	2.12	2.70
Ratios – returns			
PAT [(2)] / average net worth (%)	27.69	28.89	37.18
ROCE (PBIT / average capital employed) (%)	37.58	37.25	42.85
Return on average invested capital (%) [(1)]	67.73	68.75	78.84
Capital output ratio	1.08	1.05	1.29
Invested capital output ratio [(1)]	3.01	2.81	3.03
Value added / total income (%)	82.99	84.45	83.68
Enterprise-value / total revenue (x)	6.73	6.40	3.23
Dividend / adjusted public offer price [(3)] (%)	4,042	3,368	3,166
Market price / adjusted public offer price (%)	436,723	3,52,465	1,78,800
Ratios – growth			
Overseas revenue (%)	18.78	4.33	29.65
Total revenue (%)	20.08	4.32	29.50
Operating profit before depreciation (%)	14.32	6.57	39.15
Net profit [(2)] (%)	11.95	(1.10)	30.18
Net profit after exceptional item (%)	11.03	(0.27)	30.18
Basic EPS [(2)] (%)	11.85	(1.26)	29.92
Basic EPS after exceptional item (%)	10.91	(0.42)	29.92
Ratios – per share			
Basic EPS [(2)] (₹)	112.26	100.37	101.65
Basic EPS after exceptional item (₹)	112.26	101.22	101.65
Basic cash EPS [(2)] (₹)	125.14	114.46	113.77
Basic cash EPS after exceptional item (₹)	125.14	115.30	113.77
Price / earnings, end of year [(2)]	28.87	26.06	13.02
Price / cash earnings, end of year [(2)]	25.90	22.85	11.64
PE / EPS growth [(2)]	2.44	(20.68)	0.44
Book value (₹)	426.73	384.01	310.90
Price / book value, end of year	7.60	6.81	4.26
Dividend per share (par value of ₹5/- each) [(3)]	30.00	25.00	23.50
Dividend [(3)] (%)	600	500	470
Dividend payout (%) [(3)(4)]	29.34	26.93	26.26
Market capitalization / total revenue, end of year (x)	7.33	7.10	3.74

Notes : The ratio calculations are based on standalone Indian GAAP financial statements.

(1) *Investments in liquid mutual funds and certificates of deposit have been considered as cash and cash equivalents for the purpose of the above ratio analysis.*

(2) *Before exceptional item*

(3) *Excludes special dividend for fiscal 2011*

(4) *Calculated as a % of the consolidated profits of the Infosys group*

Ratio analysis

Operating profit (PBIDTA) / total revenue (%)


34.08
34.82
33.15
2009
2010
2011

PAT[2] / total revenue (%)


28.72
27.22
25.38
2009
2010
2011

ROCE (PBIT / average capital employed) (%)


42.85
37.25
37.58
2009
2010
2011

Cash and equivalents[1] / total assets (%)


57.65
66.48
61.94
2009
2010
2011

Capital output ratio (x)


1.29
1.05
1.08
2009
2010
2011

Value added / total income (%)


83.68
84.45
82.99
2009
2010
2011

Basic EPS[2] (₹)


101.65
100.37
112.26
2009
2010
2011

Dividend per share[3] (₹)


23.50
25.00
30.00
2009
2010
2011

Price / earning[2] end of year (x)


13.02
26.06
28.87
2009
2010
2011

(1) *Investments in liquid mutual funds and certificates of deposit have been considered as cash and cash equivalents for the purpose of the above ratio analysis.*
(2) *Before exceptional item*
(3) *Excludes special dividend for fiscal 2011*

Auditors' report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at March 31, 2011, the Profit and Loss account of the Company and the Cash Flow statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditors' Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that :

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss account and the Cash Flow statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss account and the Cash Flow statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e) on the basis of written representations received from the directors, as at March 31, 2011 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at March 31, 2011 from being appointed as a director in terms of Section 274(1)(g) of the Act;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2011;

   (ii) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and

   (iii) in the case of the Cash Flow statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
15 April 2011

Annexure to the auditors' report

The Annexure referred to in our report to the members of Infosys Technologies Limited ('the Company') for the year ended March 31, 2011. We report that :

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed of during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii) (a) The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was ₹47.71 crore and the year-end balance of such loan amounted to ₹22.69 crore. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loan granted to the body corporate listed in the register maintained under Section 301 of the Act, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loan is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of ₹5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

Further, since the Central Government has till date not prescribed the amount of cess payable under Section 441A of the Act, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at March 31, 2011 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes :

Name of the statute	Nature of dues	Amount (₹crore)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act,1961	Fringe benefit tax and interest demanded	2.28	Assessment year 2008-2009	Commissioner of Income Tax (Appeals), Bangalore
Income Tax Act,1961	Income-tax, interest and penalty demanded	228.19 (1)(2)	Assessment year 2007-2008	Commissioner of Income Tax (Appeals), Bangalore
Income Tax Act,1961	Interest on Income-tax demanded	0.51	Assessment year 2006-2007	Commissioner of Income Tax (Appeals), Bangalore
KVAT Act, 2003	Sales tax, interest and penalty demanded	24.53 (1)	April 2005 to March 2009	High Court of Karnataka
Central Sales Tax Act, 1956	Sales tax demanded	0.31 (1)(2)	April 2007 to March 2008	High Court of Andhra Pradesh
Service tax	Service tax demanded	2.58	January 2005 to March 2009	Appellate Tribunal, Bangalore
Service tax	Service tax and penalty demanded	23.15	February 2007 to March 2009	Appellate Tribunal, Bangalore

Notes : (1) *Net of amounts paid under protest.*
(2) *A stay order has been received against the amount disputed and not deposited.*

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi) The Company did not have any term loans outstanding during the year.

(xvii) The Company has not raised any funds on short-term basis.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act.

(xix) The Company did not have any outstanding debentures during the year.

(xx) The Company has not raised any money by public issues during the year.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
15 April 2011

Balance Sheet

As at March 31, *in ₹ crore*

	Schedule	2011	2010
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	287	287
Reserves and surplus	2	24,214	21,749
		24,501	22,036
DEFERRED TAX LIABILITIES	5	176	232
		24,677	22,268
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		6,934	6,357
Less : Accumulated depreciation and amortization		2,878	2,578
Net book value		4,056	3,779
Add : Capital work-in-progress		499	409
		4,555	4,188
INVESTMENTS	4	1,325	4,626
DEFERRED TAX ASSETS	5	406	313
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	4,212	3,244
Cash and bank balances	7	13,665	9,797
Loans and advances	8	4,867	3,898
		22,744	16,939
LESS : CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	1,880	1,763
Provisions	10	2,473	2,035
NET CURRENT ASSETS		18,391	13,141
		24,677	22,268
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note : The schedules referred to above are an integral part of the Balance Sheet.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Reg No : 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	N. R. Narayana Murthy *Chairman and Chief Mentor*	S. Gopalakrishnan *Chief Executive Officer and Managing Director*	S. D. Shibulal *Chief Operating Officer and Director*	Deepak M. Satwalekar *Director*
	Prof. Marti G. Subrahmanyam *Director*	Dr. Omkar Goswami *Director*	Sridar A. Iyengar *Director*	David L. Boyles *Director*
	Prof. Jeffrey S. Lehman *Director*	K. V. Kamath *Director*	R. Seshasayee *Director*	K. Dinesh *Director*
Bangalore April 15, 2011	T. V. Mohandas Pai *Director*	Srinath Batni *Director*	V. Balakrishnan *Chief Financial Officer*	K. Parvatheesam *Company Secretary*

Profit and Loss account

For the year ended March 31, *in ₹ crore, except per share data*

	Schedule	2011	2010
Income from software services and products		25,385	21,140
Software development expenses	11	14,267	11,559
GROSS PROFIT		11,118	9,581
Selling and marketing expenses	12	1,219	974
General and administration expenses	13	1,485	1,247
		2,704	2,221
OPERATING PROFIT BEFORE DEPRECIATION		8,414	7,360
Depreciation		740	807
OPERATING PROFIT		7,674	6,553
Other income, net	14	1,147	910
Provision for investments		–	(9)
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		8,821	7,472
Provision for taxation *(refer to note 23.2.11)*	15	2,378	1,717
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		6,443	5,755
Income on sale of investments, net of taxes *(refer to note 23.2.25)*		–	48
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		6,443	5,803
Balance brought forward		13,806	10,305
Balance in Profit and Loss account		20,249	16,108
AMOUNT AVAILABLE FOR APPROPRIATION		20,249	16,108
Dividend			
Interim dividend		574	573
30th year special dividend		1,722	–
Final dividend		1,149	861
Total dividend		3,445	1,434
Dividend tax		568	240
Amount transferred to general reserve		645	580
Amount transferred to capital reserve		–	48
Balance in Profit and Loss account		15,591	13,806
		20,249	16,108
EARNINGS PER SHARE			
Equity shares of par value ₹ 5/- each			
Before exceptional item			
Basic		112.26	100.37
Diluted		112.22	100.26
After exceptional item			
Basic		112.26	101.22
Diluted		112.22	101.10
Number of shares used in computing earnings per share [(1)]			
Basic		57,40,13,650	57,33,09,523
Diluted		57,42,01,958	57,39,49,631
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Notes : The schedules referred to above are an integral part of the Profit and Loss account.

(1) Refer to note 23.2.19

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Reg No : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Cash Flow statement

For the year ended March 31, *in ₹ crore*

	Schedule	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax		8,821	7,472
Adjustments to reconcile net profit before tax to cash provided by operating activities			
Depreciation		740	807
Provision for investments		–	(9)
Interest and dividend income		(1,086)	(844)
Effect of exchange differences on translation of deferred tax liabilities		(6)	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(5)	68
Changes in current assets and liabilities			
Sundry debtors		(968)	146
Loans and advances	16	(704)	(368)
Current liabilities and provisions	17	234	236
		7,026	7,508
Income taxes paid	18	(2,756)	(1,653)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,270	5,855
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and change in capital work-in-progress	19	(1,152)	(565)
Investments in subsidiaries	20 (a)	(77)	(120)
Investment / (Disposal) of other securities	20 (b)	3,378	(3,497)
Interest and dividend received	21	1,086	831
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		3,235	(3,351)
Proceeds on sale of long-term investments, net of taxes *(refer to note 23.2.25)*		–	53
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES		3,235	(3,298)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		24	88
Repayment of loan given to subsidiary	20 (c)	14	5
Dividends paid including residual dividend		(3,156)	(1,346)
Dividend tax paid		(524)	(228)
NET CASH USED IN FINANCING ACTIVITIES		(3,642)	(1,481)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		5	(68)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		3,868	1,008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		11,297	10,289
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	15,165	11,297
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note : The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Reg No : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Schedules to the Balance Sheet

in ₹ crore, except as otherwise stated

As at March 31,	2011	2010
1 SHARE CAPITAL		
Authorized		
Equity shares, ₹ 5/- par value 60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, subscribed and paid up		
Equity shares, ₹ 5/- par value [2] 57,41,51,559 (57,38,25,192) equity shares fully paid up	287	287
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]		
	287	287

Notes : Forfeited shares amounted to ₹ 1,500/- (₹ 1,500/-)
[2] For details of options in respect of equity shares, refer to note 23.2.10 and also refer to note 23.2.19 for details of basic and diluted shares

	2011	2010
2 RESERVES AND SURPLUS		
Capital reserve	54	6
Add : Transferred from Profit and Loss account	–	48
	54	54
Share premium account – Opening balance	3,022	2,925
Add : Receipts on exercise of employee stock options	24	87
Income tax benefit arising from exercise of stock options	11	10
	3,057	3,022
General reserve – Opening balance	4,867	4,287
Add : Transferred from Profit and Loss account	645	580
	5,512	4,867
Balance in Profit and Loss account	15,591	13,806
	24,214	21,749

in ₹ crore, except as otherwise stated

As at March 31,	2011	2010
4 INVESTMENTS [1]		
Long-term investments – at cost		
Trade (unquoted)		
Other investments	6	6
Less : Provision for investments	2	2
	4	4
Non-trade (unquoted)		
Subsidiaries		
Infosys BPO Limited [2] 3,38,22,319 (3,38,22,319) equity shares of ₹ 10/- each, fully paid	659	659
Infosys Technologies (China) Company Limited	107	65
Infosys Technologies (Australia) Pty. Limited 1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Consulting, Inc., U.S. 5,50,00,000 (5,50,00,000) common stock of US$ 1.00 par value, fully paid	243	243
Infosys Technologies, S. de R. L. de C. V., Mexico	54	40
Infosys Technologies Sweden AB 1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Tecnologia do Brasil Ltda 1,45,16,997 (1,07,16,997) shares of BRL 1.00 par value, fully paid	38	28
Infosys Technologies (Shanghai) Company Limited	11	–
Infosys Public Services, Inc. 1,00,00,000 (1,00,00,000) common stock of US$ 0.50 par value, fully paid	24	24
	1,202	1,125
Current investments – at the lower of cost and fair value		
Non-trade (unquoted)		
Liquid mutual fund units	–	2,317
Certificates of deposit	119	1,180
	119	3,497
	1,325	4,626
Aggregate amount of unquoted investments	1,325	4,626

Notes : [1] Refer to note 23.2.15 for details of investments
[2] Investments include 6,79,250 (13,36,331) options of Infosys BPO limited

3 FIXED ASSETS

in ₹ crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2010	Additions during the year	Deductions / Retirement during the year	As at March 31, 2011	As at April 1, 2010	For the year	Deductions During the year	As at March 31, 2011	As at March 31, 2011	As at March 31, 2010
Land : Freehold	178	228	–	406	–	–	–	–	406	178
Leasehold	138	–	3	135	–	–	–	–	135	138
Buildings [1] [2]	3,209	323	–	3,532	737	227	–	964	2,568	2,472
Plant and machinery [2] [3]	1,149	147	144	1,152	597	215	144	668	484	552
Computer equipment [2] [3]	1,037	251	196	1,092	882	186	196	872	220	155
Furniture and fixtures [2] [3]	629	69	100	598	347	112	100	359	239	282
Vehicles	5	2	–	7	3	–	–	3	4	2
Intellectual property rights	12	–	–	12	12	–	–	12	–	–
	6,357	1,020	443	6,934	2,578	740	440	2,878	4,056	3,779
Previous year	5,986	787	416	6,357	2,187	807	416	2,578	3,779	

Notes : [1] Buildings include ₹ 250/- being the value of 5 shares of ₹ 50/- each in Mittal Towers Premises Co-operative Society Limited.
[2] Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Refer to note 23.2.6 for details
[3] During the year ended March 31, 2011 and March 31, 2010, certain assets which were old and not in use having gross book value of ₹ 440 crore and ₹ 387 crore respectively (net book value nil) were retired.

Schedules to the Balance Sheet

in ₹crore, except as otherwise stated

As at March 31,	2011	2010
5 DEFERRED TAXES		
Deferred tax assets		
Fixed assets	234	201
Sundry debtors	19	28
Other assets	153	84
	406	313
Deferred tax liabilities		
Branch profit tax	176	232
6 SUNDRY DEBTORS [1]		
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	64	79
Other debts		
Unsecured		
Considered good [2]	4,212	3,244
Considered doubtful	19	21
	4,295	3,344
Less : Provision for doubtful debts	83	100
	4,212	3,244
[1] *Includes dues from companies where directors are interested*	2	11
[2] *Includes dues from subsidiaries (refer to note 23.2.7)*	72	56
7 CASH AND BANK BALANCES [1]		
Cash on hand	–	–
Balances with scheduled banks		
In current accounts [2]	197	153
In deposit accounts	13,024	8,868
Balances with non-scheduled banks		
In current accounts	444	776
	13,665	9,797
[1] *Refer to note 23.2.12 for details of balances with scheduled and non-scheduled banks*		
[2] *Includes balance in unclaimed dividend account (refer to note 23.2.23.a)*	3	2
8 LOANS AND ADVANCES		
Unsecured, considered good		
Loans to subsidiary (*refer to note 23.2.7*)	32	46
Advances		
Prepaid expenses	52	25
For supply of goods and rendering of services	50	5
Advance to gratuity trust and others	–	2
Withholding and other taxes receivable	516	321
Others	10	13
	660	412
Unbilled revenues	1,158	789
Advance income taxes	924	641
Interest accrued but not due	14	14
Loans and advances to employees		
Housing and other loans	42	38
Salary advances	84	62

Loans and advances (contd.) :

in ₹crore, except as otherwise stated

As at March 31,	2011	2010
Electricity and other deposits	60	60
Rental deposits	18	13
Deposits with financial institutions (*refer to note 23.2.13*)	1,844	1,781
Mark-to-market gain on forward and options contracts	63	88
	4,867	3,898
Unsecured, considered doubtful		
Loans and advances to employees	3	2
	4,870	3,900
Less : Provision for doubtful loans and advances to employees	3	2
	4,867	3,898
9 CURRENT LIABILITIES		
Sundry creditors		
Goods and services [1]	85	96
Accrued salaries and benefits		
Salaries	42	25
Bonus and incentives	363	421
For other liabilities		
Provision for expenses	537	375
Retention monies	21	66
Withholding and other taxes payable	292	235
Gratuity obligation – unamortized amount relating to plan amendment	22	26
Others [2]	8	8
	1,370	1,252
Advances received from clients	19	7
Unearned revenue	488	502
Unclaimed dividend	3	2
	1,880	1,763
[1] *Includes dues to subsidiaries (refer to note 23.2.7)*	55	95
[2] *Includes deposits received from subsidiary (refer to note 23.2.7)*	7	7
10 PROVISIONS		
Proposed dividend	1,149	861
Provision for		
Tax on dividend	187	143
Income taxes [1]	756	719
Unavailed leave	303	239
Post-sales client support and warranties [2]	78	73
	2,473	2,035

Notes : [1] *Refer to note 23.2.11*
[2] *Refer to note 23.2.20*

Schedules to Profit and Loss account

in ₹crore, except as otherwise stated

For the year ended March 31,	2011	2010
11 SOFTWARE DEVELOPMENT EXPENSES		
Salaries and bonus including overseas staff expenses	10,635	8,972
Contribution to provident and other funds	378	244
Staff welfare	53	28
Technical sub-contractors – subsidiaries	1,568	1,210
Technical sub-contractors – others	476	269
Overseas travel expenses including visa	573	401
Software packages for own use	320	309
Third party items bought for service delivery to clients	139	17
Communication expenses	39	45
Computer maintenance	33	22
Consumables	23	22
Rent	25	22
Provision for post-sales client support and warranties	5	(2)
	14,267	11,559
12 SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	969	753
Contribution to provident and other funds	7	4
Staff welfare	2	2
Overseas travel expenses	100	82
Traveling and conveyance	4	3
Commission charges	12	16
Brand building	70	55
Professional charges	13	22
Rent	12	12
Marketing expenses	14	11
Telephone charges	14	11
Printing and stationery	1	1
Communication expenses	1	1
Sales promotion expenses	–	1
	1,219	974
13 GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus including overseas staff expenses	390	330
Contribution to provident and other funds	25	17
Professional charges	286	220
Telephone charges	116	106
Power and fuel	142	122
Traveling and conveyance	79	58
Overseas travel expenses	15	10
Office maintenance expenses	188	136
Insurance charges	24	23
Printing and stationery	10	8
Donations	1	43
Rent	31	28
Advertisements	6	3
Repairs to building	44	33
Repairs to plant and machinery	33	31

General and administration expenses (contd.) :

in ₹crore, except as otherwise stated

For the year ended March 31,	2011	2010
Rates and taxes	48	26
Professional membership and seminar participation fees	10	8
Postage and courier	9	8
Books and periodicals	3	3
Bank charges and commission	1	2
Auditor's remuneration		
Statutory audit fees	1	1
Provision for bad and doubtful debts and advances	3	(1)
Commission to non-whole-time directors	5	6
Freight charges	1	1
Research grants	14	25
	1,485	1,247
14 OTHER INCOME, NET		
Interest received on deposits with banks and others [1]	1,068	743
Dividend received on investment in liquid mutual fund units (non-trade unquoted)	18	101
Miscellaneous income, net [2]	22	27
Gains / (losses) on foreign currency, net	39	39
	1,147	910
	91	95

Notes : [1] Includes tax deducted at source
[2] Refer to note 23.2.6 and 23.2.14

	2011	2010
15 PROVISION FOR TAXATION		
Income taxes [1]	2,521	1,984
MAT credit entitlement	–	(288)
Deferred taxes [2]	(143)	21
	2,378	1,717

Notes : [1] Refer to note 23.2.11
[2] Excludes translation difference of ₹6 crore on deferred tax liabilities

Schedules to Cash Flow statement

in ₹ crore, except as otherwise stated

For the Year ended March 31,	2011	2010
16 CHANGE IN LOANS AND ADVANCES		
As per the Balance Sheet	4,867	3,898
Less : Gratuity obligation – unamortized amount relating to plan amendment [(1)]	22	26
Deposits with financial institutions included in cash and cash equivalents [(2)]	1,500	1,500
Interest accrued but not due	14	14
Loan to subsidiary	32	46
Advance income taxes	924	641
	2,375	1,671
Less : Opening balance considered	1,671	1,303
	704	368

Notes : [(1)] *Refer to note 23.2.21*
[(2)] *Excludes restricted deposits held with LIC of ₹ 344 crore (₹ 281 crore) for funding leave liability*

17 CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the Balance Sheet	4,353	3,798
Less : Unclaimed dividend	3	2
Retention monies	21	66
Gratuity obligation – unamortized amount relating to plan amendment	22	26
Provisions separately considered in Cash Flow statement		
Income taxes	756	719
Proposed dividend	1,149	861
Tax on dividend	187	143
	2,215	1,981
Less : Opening balance considered	1,981	1,745
	234	236

18 INCOME TAXES PAID		
Charge as per the Profit and Loss account	2,378	1,717
Add / (Less) : Increase / (Decrease) in advance income taxes	283	373
Increase / (Decrease) in deferred taxes [(1)]	143	(21)
Increase / (Decrease) in MAT credit entitlement	–	(262)
Income tax benefit arising from exercise of stock options	(11)	(10)
(Increase) / Decrease in income tax provision	(37)	(144)
	2,756	1,653

Note : [(1)] *Excludes translation difference of ₹ 6 crore on deferred tax liabilities*

19 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per the Balance Sheet [(1)]	1,017	787
Less : Opening capital work-in-progress	409	615
Add : Closing capital work-in-progress	499	409
Add : Opening retention monies	66	50
Less : Closing retention monies	21	66
	1,152	565

Note : [(1)] *Net of ₹ 3 crore movement in land from leasehold to free-hold for the year ended March 31, 2011*

in ₹ crore, except as otherwise stated

For the Year ended March 31,	2011	2010
20 (a) INVESTMENTS IN SUBSIDIARIES [(1)]		
As per the Balance Sheet	1,202	1,125
Less : Opening balance considered	1,125	1,005
	77	120

Note : [(1)] *Refer to note 23.2.15 for investment made in subsidiaries*

20 (b) INVESTMENT / (DISPOSAL) OF SECURITIES [(1)]		
Opening balance considered	3,497	–
Less : Closing as per the Balance Sheet	119	(3,497)
	3,378	3,497

Note : [(1)] *Refer to note 23.2.15 for investment and redemptions*

20 (c) REPAYMENT OF SUBSIDIARY LOAN		
Opening balance	46	51
Less : Closing balance [(1)]	32	46
	14	5

Note : [(1)] *Net of exchange rate fluctuation of Nil and ₹ 5 crore as at March 31, 2011 and March 31, 2010 respectively*

21 INTEREST AND DIVIDEND RECEIVED		
Interest and dividend income as per Profit and Loss account	1,086	844
Add : Opening interest accrued but not due	14	1
Less : Closing interest accrued but not due on certificates of deposit and bank deposits	14	14
	1,086	831

22 CASH AND CASH EQUIVALENTS AT THE END		
As per the Balance Sheet	13,665	9,797
Add : Deposits with financial institutions [(1)]	1,500	1,500
	15,165	11,297

Note : [(1)] *Excludes restricted deposits held with LIC of ₹ 344 crore (₹ 281 crore) for funding leave liability (refer to note 23.2.23b)*

Schedules to the financial statements for the year ended March 31, 2011

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Company Limited ('Infosys China'), Infosys Consulting Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda. ('Infosys Brasil'), Infosys Public Services, Inc., U.S. ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue, while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low-cost assets (acquired for less than ₹5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2 – 5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees.

The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ('the Trust'). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the Gratuity Plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Profit and Loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments : Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the Profit and Loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash Flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.1.16. Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the Profit and Loss account over the lease term.

23.2. Notes on accounts

Amounts in the financial statements are presented in rupees crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 23.3. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows :

in ₹crore

	Year ended March 31,	
	2011	2010
Salaries and bonus including overseas staff expenses	12,459	10,350
Overseas travel expenses	688	493
Traveling and conveyance	83	61
Technical sub-contractors – subsidiaries	1,568	1,210
Technical sub-contractors – others	476	269
Software packages for own use	320	309
Third party items bought for service delivery to clients	139	17
Professional charges	299	242
Telephone charges	130	117
Communication expenses	40	46
Power and fuel	142	122
Office maintenance expenses	188	136
Commission charges	12	16
Brand building	70	55
Rent	68	62
Insurance charges	24	23
Computer maintenance	33	22
Printing and stationery	11	9
Consumables	23	22
Donations	1	43
Advertisements	6	3
Marketing expenses	14	12
Repairs to building	44	33
Repairs to plant and machinery	33	31
Rates and taxes	48	26
Professional membership and seminar participation fees	10	8
Postage and courier	9	8
Provision for post-sales client support and warranties	5	(2)
Freight charges	1	1
Books and periodicals	3	3
Provision for bad and doubtful debts and advances	3	(1)
Commission to non-whole-time directors	5	6
Bank charges and commission	1	2
Auditor's remuneration	0	0
Statutory audit fees	1	1
Research grants	14	25
	16,971	13,780

23.2.2. Capital commitments and contingent liabilities

in ₹crore

Particulars	As at March 31,			
	2011		2010	
Estimated amount of unexecuted capital contracts (net of advances and deposits)	742		267	
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	3		3	
Claims against the Company, not acknowledged as debts [(1)]		271		28
[Net of amount paid to statutory authorities ₹469 crore (₹241 crore)]				
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In U.S. dollar	500	2,230	228	1,024
In Euro	20	127	16	97
In GBP	10	72	7	48
In AUD	10	46	3	12
Options contracts outstanding				
In U.S. dollar	–	–	200	898
		2,475		2,079

Note : (1) Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of ₹671 crore (₹214 crore), including interest of ₹177 crore (₹39 crore) upon completion of their tax review for fiscal 2005, fiscal 2006 and fiscal 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income Tax (Appeals), Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is ₹1,196 crore (₹891 crore as at March 31, 2010).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹crore

Particulars	As of March 31,	
	2011	2010
Not later than one month	413	242
Later than one month and not later than three months	590	746
Later than three months and not later than one year	1,472	1,091
	2,475	2,079

The Company recognized a net gain on derivative financial instruments of ₹53 crore and ₹276 crore during the year ended March 31, 2011 March 31, 2010, respectively, which are included in other income.

23.2.3. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Capital goods	161	91
Software packages	4	10
	165	101

23.2.5. Activity in foreign currency

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Earnings in foreign currency (on receipts basis)		
Income from software services and products	23,954	21,072
Interest received from banks and others	6	3
Expenditure in foreign currency (on payments basis)		
Overseas travel expenses (including visa charges)	535	404
Professional charges	159	150
Technical sub-contractors – subsidiaries	1,568	1,210
Overseas salaries and incentives	6,907	5,950
Other expenditure incurred overseas for software development	1,431	675
Net earnings in foreign currency	13,360	12,686

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Lease rentals recognized during the year	68	62

in ₹ crore

Lease obligations payable	As at March 31,	
	2011	2010
Within one year of the Balance Sheet date	63	48
Due in a period between one year and five years	152	149
Due after five years	30	24

The operating lease arrangements, are renewable on a periodic basis and extend up to a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2011 and March 31, 2010 are as follows :

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	60	25	35
	59	21	38
Plant and machinery	3	2	1
	18	15	3
Computer equipment	1	1	–
	1	1	–
Furniture and fixtures	1	1	–
	3	2	1
Total	65	29	36
	81	39	42

The aggregate depreciation charged on the above assets during the year ended March 31, 2011 amounted to ₹6 crore (₹7 crore for the year ended March 31, 2010).

The rental income from Infosys BPO for the year ended March 31, 2011 amounted to ₹17 crore (₹16 crore for the year ended March 31, 2010).

23.2.7. Related party transactions

List of related parties :

Name of subsidiaries	Country	Holding as at March 31,	
		2011	2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China (1)	China	100%	100%
Infosys Consulting	U.S.	100%	100%
Infosys Mexico (2)	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai (3)	China	100%	–
Infosys Brasil (4)	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.	100%	100%
Infosys BPO s.r.o. (5)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (5)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (5)	Thailand	–	99.98%
Infosys Consulting India Limited (6)	India	100%	100%
McCamish Systems LLC (5)(7)	U.S.	99.98%	99.98%

Notes : (1) *During the year ended March 31, 2011 the Company made an additional investment of ₹42 crore (US$ 9 million) in Infosys China, which is a wholly-owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of ₹107 crore (US$ 23 million) and ₹65 crore (US$ 14 million), respectively, in the subsidiary.*

(2) *During the year ended March 31, 2011 the Company made an additional investment of ₹14 crore (Mexican Peso 40 million) in Infosys Mexico, which is a wholly-owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of ₹54 crore (Mexican Peso 150 million) and ₹40 crore (Mexican Peso 110 million), respectively, in the subsidiary.*

(3) *On February 21, 2011 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested ₹11 crore (US$ 3 million) in the subsidiary. As of March 31, 2011 the Company has invested an aggregate of ₹11 crore (US$ 3 million) in the subsidiary.*

(4) *During the year ended March 31, 2011 the Company made an additional investment of ₹10 crore (BRL 4 million) in the subsidiary. As of March 31, 2011 and March 31, 2010 the Company has invested an aggregate of ₹38 crore (BRL 15 million) and ₹28 crore (BRL 11 million), respectively, in the subsidiary.*

(5) *Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.*

(6) *During the year ended March 31, 2010, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2011 and March 31, 2010 Infosys Consulting has invested an aggregate of ₹1 crore in the subsidiary.*

(7) *During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of ₹173 crore and a contingent consideration of ₹67 crore. The acquisition was accounted as a business combination which resulted in goodwill of ₹227 crore.*

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2011 and March 31, 2010 are as follows :

in ₹ crore

Particulars	As at March 31, 2011	As at March 31, 2010
Loans and advances		
Infosys China	23	46
Infosys Brasil	9	–
Sundry debtors		
Infosys China	39	19
Infosys Australia	5	7
Infosys Mexico	1	1
Infosys Consulting	24	26
Infosys Brasil	–	1
Infosys BPO (including subsidiaries)	3	2
Sundry creditors		
Infosys China	32	18
Infosys Australia	–	20
Infosys BPO (including subsidiaries)	3	7
Infosys Brasil	–	–
Infosys Consulting	17	43
Infosys Consulting India	1	1
Infosys Mexico	1	5
Infosys Sweden	1	1
Deposit taken for shared services		
Infosys BPO	7	7

The details of the related party transactions entered into by the Company and maximum dues from subsidiaries, in addition to the lease commitments described in note 23.2.6, for the year ended March 31, 2011 and March 31, 2010 are as follows :

in ₹ crore

Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Capital transactions		
Financing transactions		
Infosys Mexico	14	18
Infosys China	42	–
Infosys Shanghai	11	–
Infosys Brasil	10	28
Infosys Public services	–	24
Infosys Consulting	–	50
Loans / Advances		
Infosys Brasil	9	–
Infosys China	(23)	–
Revenue transactions		
Purchase of services		
Infosys Australia	889	634
Infosys China	240	134
Infosys Consulting	353	378
Infosys Consulting India	5	–
Infosys BPO (including subsidiaries)	17	3
Infosys Sweden	12	11
Infosys Mexico	49	45
Infosys Brasil	3	5
Purchase of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	114	53
Interest income		
Infosys China	2	3

in ₹ crore

Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Sale of services		
Infosys Australia	33	25
Infosys China	6	10
Infosys BPO (including subsidiaries)	21	–
Infosys Consulting	73	25
Sale of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	78	71
Infosys Consulting	4	4
Maximum balances of loans and advances		
Infosys Australia	81	51
Infosys China	48	48
Infosys Brasil	9	–
Infosys BPO (including subsidiaries)	–	4
Infosys Mexico	4	4
Infosys Consulting	35	35

During the year ended March 31, 2011, an amount of Nil (₹34 crore for the year ended March 31, 2010) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2011, an amount of ₹12 crore (₹23 crore for the year ended March 31, 2010) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

23.2.8. Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2011 and March 31, 2010 have been detailed in Schedule 23.4.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is as follows :

in ₹ crore

Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Whole-time directors		
Salary	2	2
Contribution to provident and other funds	1	–
Perquisites and incentives	6	7
Total remuneration	9	9
Non-whole-time directors		
Commission	6	6
Reimbursement of expenses	1	1
Total remuneration	7	7

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors are as follows :

in ₹ crore

Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Net profit after tax before exceptional item	6,443	5,755
Add : Whole-time director's remuneration	9	9
Commission to non-whole-time directors	6	6

in ₹crore

Particulars	Year ended March 31,	
	2011	2010
Provision for bad and doubtful debts and advances	3	(1)
Depreciation as per books of accounts	740	807
Provision for taxation	2,378	1,717
	9,579	8,293
Less : Depreciation as envisaged under Section 350 of the Companies Act [(1)]	740	807
Net profit on which commission is payable	8,839	7,486
Commission payable to non-whole-time directors		
Maximum allowed as per the Companies Act, 1956 at 1%	88	75
Maximum approved by the share holders at 1% (1%)	88	75
Commission approved by the Board	6	6

Note : [(1)] The Company depreciates fixed assets based on estimated useful lives that are lower than those prescribed in Schedule XIV of the Companies Act, 1956. Accordingly the rates of depreciation used by the Company are higher than the minimum prescribed by Schedule XIV.

During the year ended March 31, 2011 and March 31, 2010 Infosys BPO has provided for commission of ₹0.12 crore and ₹0.12 crore to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in ₹crore

Particulars	Year ended March 31,	
	2011	2010
Capital	6	3
Revenue	521	437

23.2.10. Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2011 and March 31, 2010 are as follows :

Particulars	Year ended March 31,	
	2011	2010
The 1998 Plan		
Options outstanding, beginning of the year	2,42,264	9,16,759
Less : Exercised	1,88,675	6,14,071
Forfeited	3,519	60,424
Options outstanding, end of the year	50,070	2,42,264
The 1999 Plan		
Options outstanding, beginning of the year	2,04,464	9,25,806
Less : Exercised	1,37,692	3,81,078
Forfeited	18,052	3,40,264
Options outstanding, end of the year	48,720	2,04,464

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2011 and March 31, 2010 was ₹2,950 and ₹2,266 respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2011 and March 31, 2010 was ₹2,902 and ₹2,221 respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as at March 31, 2011 and March 31, 2010 :

Range of exercise prices per share (₹)	As at March 31, 2011		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan			
300 – 700	24,680	0.73	587
701 – 1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan			
300 – 700	33,759	0.65	448
701 – 2,500	14,961	1.71	2,121
	48,720	0.97	962

Range of exercise prices per share (₹)	As at March 31, 2010		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan			
300 – 700	1,74,404	0.94	551
701 – 1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan			
300 – 700	1,52,171	0.91	439
701 – 2,500	52,293	1.44	2,121
	2,04,464	1.05	869

The aggregate options considered for dilution are set out in note 23.2.19

23.2.11. Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011.

Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For fiscal 2008 and 2009, the Company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In fiscal 2010, the Company calculated its tax liability under normal provisions of the Income Tax Act and utilized the brought forward MAT Credit.

As at March 31, 2011, the Company has provided for branch profit tax of ₹176 crore for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future.

23.2.12. Cash and bank balances

The details of balances as on Balance Sheet dates with non-scheduled banks are as follows :

in ₹ crore

Balances with non-scheduled banks	As at March 31,	
	2011	2010
In current accounts		
ANZ Bank, Taiwan	3	2
Bank of America, U.S.	274	644
Citibank NA, Australia	61	24
Citibank NA, New Zealand	–	–
Citibank NA, Thailand	1	1
Citibank NA, Japan	17	2
Deutsche Bank, Belgium	5	18
Deutsche Bank, Germany	5	12
Deutsche Bank, Moscow (U.S. dollar account)	–	1
Deutsche Bank, Netherlands	2	7
Deutsche Bank, France	3	1
Deutsche Bank, Switzerland	1	10
Deutsche Bank, Switzerland (U.S. dollar account)	–	1
Deutsche Bank, Singapore	3	1
Deutsche Bank, U.K.	40	29
Deutsche Bank, Spain	1	2
HSBC Bank, U.K.	1	1
Nordbanken, Sweden	4	–
Royal Bank of Canada, Canada	23	20
	444	776

The details of balances as on Balance Sheet dates with scheduled banks are as follows :

in ₹ crore

Balances with scheduled banks in India	As at March 31,	
	2011	2010
In current accounts		
Citibank – Unclaimed dividend account	1	–
Deustche Bank	11	12
Deustche Bank – EEFC (Euro account)	8	3
Deustche Bank – EEFC (U.S. dollar account)	141	8
Deutsche Bank – EEFC account in Swiss Franc	2	–
HDFC Bank – Unclaimed dividend account	1	1
ICICI Bank	18	121
ICICI Bank – EEFC (U.S. dollar account)	14	7
ICICI bank – Unclaimed dividend account	1	1
	197	153
In deposit accounts		
Allahabad Bank	500	100
Andhra Bank	399	99
Axis Bank	476	–
Bank of Baroda	1,100	299
Bank of India	1,197	881
Bank of Maharashtra	488	500
Barclays Bank	–	100
Canara Bank	1,254	958
Central Bank of India	354	100
Corporation Bank	295	276
DBS Bank	–	49
HDFC Bank	646	–
HSBC Bank	–	483
ICICI Bank	689	1,370
IDBI Bank	716	900
ING Vysya Bank	–	25
Indian Overseas Bank	500	131
Jammu and Kashmir Bank	12	10
Kotak Mahindra Bank	25	25
Oriental Bank of commerce	578	100
Punjab National Bank	1,493	994
State Bank of Hyderabad	225	200
State Bank of India	449	126
State Bank of Mysore	354	496
South Indian Bank	25	–
Syndicate Bank	500	458
Union Bank of India	631	93
Vijaya Bank	95	95
Yes Bank	23	–
	13,024	8,868
Total cash and bank balances as per Balance Sheet	13,665	9,797

The details of maximum balances during the year with non-scheduled banks are as follows :

in ₹ crore

Maximum balance with non-scheduled banks during the year	Year ended March 31,	
	2011	2010
In current accounts		
ANZ Bank, Taiwan	3	–
ABN AMRO Bank, Taiwan	–	4
Bank of America, U.S.	927	694
BNP Paribas Bank, Norway	1	–
Citibank NA, Australia	156	134
Citibank NA, New Zealand	7	5
Citibank NA, Singapore	–	45
Citibank NA, Japan	21	17
Citibank NA, Thailand	4	1
Deutsche Bank, Belgium	23	47
Deutsche Bank, Germany	36	31
Deutsche Bank, Netherlands	19	20
Deutsche Bank, France	9	6
Deutsche Bank, Moscow (RUB account)	2	–
Deutsche Bank, Moscow (U.S. dollar account)	1	1
Deutsche Bank, Spain	4	5
Deutsche Bank, Singapore	18	15
Deutsche Bank, Switzerland	93	39
Deutsche Bank, Switzerland (U.S. dollar account)	11	14
Deutsche Bank, U.K.	125	183
HSBC Bank, U.K.	2	8
Morgan Stanley Bank, U.S.	6	8

Maximum balance with non-scheduled banks during the year	Year ended March 31,	
	2011	2010
Nordbanken, Sweden	4	–
Royal Bank of Canada, Canada	47	28
Standard Chartered Bank, UAE	5	4
Svenska Handelsbanken, Sweden	3	3
The Bank of Tokyo – Mitsubishi UFJ Ltd., Japan	4	2

23.2.13. Loans and advances

Deposits with financial institutions :

in ₹ crore

Particulars	As at March 31,	
	2011	2010
HDFC Limited	1,500	1,500
Life Insurance Corporation of India (LIC)	344	281
	1,844	1,781

The maximum balance (including accrued interest) held as deposits with financial institutions is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Deposits with financial institutions :		
HDFC Limited	1,619	1,550
Life Insurance Corporation of India	431	281

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business (*refer to note 23.2.23.b.*).

23.2.14. Fixed assets

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2011 and March 31, 2010 is less than ₹ 1 crore and accordingly disclosed under note 23.3.

Depreciation charged to the Profit and Loss account includes a charge relating to assets costing less than ₹ 5,000/- each and other low value assets.

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Depreciation charged during the year	33	86

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land – leasehold' under 'Fixed assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2011.

23.2.15. Details of investments

in ₹ crore

Particulars	As at March 31,	
	2011	2010
Long-term investments		
OnMobile Systems Inc., (formerly Onscan Inc.) U.S.		
21,54,100 (21,54,100) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	4	4
Merasport Technologies Private Limited		
2,420 (2,420) equity shares at ₹ 8,052 each, fully paid, par value ₹ 10 each	2	2
	6	6
Less : Provision for investment	2	2
	4	4

The details of liquid mutual fund units as at March 31, 2010 is as follows :

in ₹ crore

Particulars	Number of units	Amount
Tata Floater Fund – Weekly Dividend	27,28,06,768	275
Kotak Floater Long Term Plan – Weekly Dividend	20,93,66,402	211
Reliance Medium Term Fund – Weekly Dividend Plan D	13,68,30,703	234
Birla Sun Life Savings Fund – Institutional – Weekly Dividend Payout	26,71,60,366	267
ICICI Prudential Flexible Income Plan Premium – Weekly Dividend Payout	2,93,92,648	310
IDFC Money Manager Fund – Treasury Plan – Super Institutional Plan C – Weekly Dividend	38,95,22,783	390
UTI Treasury Advantage Fund – Institutional Weekly Dividend Plan – Payout	38,86,168	389
HDFC Floating Rate Income Fund – Short Term Plan – Dividend Weekly	12,03,96,040	122
DWS Ultra Short Term Fund – Institutional Weekly Dividend	3,96,85,983	40
SBI – SHF – Ultra Short Term Fund – Institutional Plan – Weekly Dividend Payout	3,47,73,535	35
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan – Weekly Dividend Payout	1,09,36,513	11
DSP BlackRock Floating Rate Fund – Institutional – Weekly Dividend	99,866	10
Religare Ultra Short Term Fund – Institutional Weekly Dividend	2,25,53,650	23
	153,74,11,425	2,317
At cost		1,413
At fair value		904
		2,317

The balances held in certificates of deposit as at March 31, 2011 is as follows :

in ₹ crore

Particulars	Face value ₹	Units	Amount
State Bank of Hyderabad	1,00,000	7,500	71
Union Bank of India	1,00,000	5,000	48
		12,500	119

The balances held in certificates of deposit as at March 31, 2010 is as follows :

in ₹ crore

Particulars	Face value ₹	Units	Amount
Punjab National Bank	1,00,000	50,000	480
Bank of Baroda	1,00,000	27,500	265
HDFC Bank	1,00,000	25,000	236
Corporation Bank	1,00,000	20,000	189
Jammu and Kashmir Bank	1,00,000	1,000	10
		1,23,500	1,180

The details of investments and disposal of securities during the year ended March 31, 2011 and March 31, 2010 are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Investment in securities		
Subsidiary – Infosys Consulting	–	50
Subsidiary – Infosys China	42	–
Subsidiary – Infosys Mexico	14	18
Subsidiary – Infosys Brasil	10	28
Subsidiary – Infosys Public Services	–	24
Subsidiary – Infosys Shanghai	11	–
Certificates of deposit	840	1,180
Liquid mutual fund units	1,583	9,016
	2,500	10,316
Redemption / disposal of investment in securities		
Long-term investments	–	5
Certificates of deposit	1,901	–
Liquid mutual fund units	3,900	6,699
	5,801	6,704
Net movement in investments	(3,301)	3,612

The details of investment purchased and sold during the year ended March 31, 2011 is as follows :

in ₹ crore

Name of the fund	Face value ₹	Units	Cost
Birla Sun Life Cash Plus – Institutional Premium – Daily Dividend – Reinvestment	10	17,46,98,810	175
Birla Sun Life Savings Fund – Institutional – Weekly Dividend Payout	10	9,19,03,006	92
ICICI Prudential Flexible Income Plan Premium – Weekly Dividend	100	2,84,44,817	300
ICICI Prudential Liquid Super Institutional Plan – Dividend – Daily	100	3,67,95,966	368
IDFC Money Manager Fund – Investment Plan – Institutional Plan B – Weekly Dividend	10	4,29,06,464	43
Kotak Floater Long Term – Weekly Dividend	10	33,23,89,222	335
Kotak Liquid – Institutional Premium – Daily Dividend	10	6,38,19,533	78
Tata Floater Fund – Weekly Dividend	10	8,42,88,604	85
Reliance Medium Term Fund – Weekly Dividend Plan	10	2,16,35,163	37
Birla Sun Life Short Term Fund – Institutional Fortnightly Dividend – Payout	10	6,85,47,384	70

The details of investments purchased and sold during the year ended March 31, 2010 is as follows :

in ₹ crore

Name of the fund	Face value ₹	Units	Cost
Birla Sun Life Short Term Fund – Institutional – Fortnightly Dividend	10	30,69,30,245	312
Birla Sun Life Savings Fund – Institutional – Weekly Dividend	10	44,96,87,618	450
DSP BlackRock Strategic Bond Fund – Institutional Plan – Monthly Dividend	1,000	4,90,830	50
DBS Chola Freedom Income – Short Term Fund – Weekly Dividend	10	8,19,67,368	86
HDFC Floating Rate Income Fund – Short-term	10	50,78,57,424	515
ICICI Prudential Floating Rate Plan D – Weekly Dividend	10	23,88,35,963	239
ICICI Prudential Flexible Income Plan Premium – Weekly Dividend	100	4,17,36,593	440
IDFC Money Manager Fund – Treasury Plan – Super Institutional Plan C	10	61,62,18,874	617
Reliance Medium Term Fund – Weekly Dividend Plan D	10	30,23,62,955	517
UTI Treasury Advantage Fund – Institutional Weekly Dividend Payout	1,000	43,48,966	435
HSBC Floating Rate Long Term – Institutional Weekly Dividend Payout	10	13,43,20,855	151
DWS Ultra Short Term Fund – Institutional Weekly Dividend	10	100,27,38,474	1,011
Religare Ultra Short Term Fund – Institutional Weekly Dividend	10	50,89,85,841	510
Principal Floating Rate Fund FMP – Institutional Option – Dividend Payout Weekly	10	11,11,37,088	111

in ₹ crore

Name of the fund	Face value ₹	Units	Cost
Tata Floater Fund – Weekly Dividend	10	25,78,43,865	260
Kotak Floater Long Term Plan – Weekly Dividend	10	44,64,32,595	450
SBI – SHF – Ultra Short Term Fund – Institutional Plan – Weekly Dividend Payout	10	41,66,63,413	420
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan – Weekly Dividend Payout	10	12,37,59,926	125

23.2.16. Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and directly charged against total income.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Industry segments

Year ended March 31, 2011 and March 31, 2010 :

in ₹ crore

Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	9,293	4,686	3,134	3,757	4,515	25,385
	7,354	3,988	3,234	2,989	3,575	21,140
Identifiable operating expenses	4,210	2,107	1,471	1,643	2,115	11,546
	3,095	1,853	1,355	1,267	1,564	9,134
Allocated expenses	1,970	1,007	673	807	968	5,425
	1,615	877	712	657	785	4,646
Segmental operating income	3,113	1,572	990	1,307	1,432	8,414
	2,644	1,258	1,167	1,065	1,226	7,360
Unallocable expenses						740
						807
Operating income						7,674
						6,553
Other income, net						1,147
						910
Provision for investments						–
						(9)
Net profit before taxes and exceptional item						8,821
						7,472
Income taxes						2,378
						1,717
Net profit after taxes before exceptional item						6,443
						5,755
Exceptional item – Income on sale of investments, net of taxes						–
						48
Net profit after taxes and exceptional item						6,443
						5,803

Geographic segments

Year ended March 31, 2011 and March 31, 2010 :

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	16,815	5,252	594	2,724	25,385
	14,170	4,633	269	2,068	21,140
Identifiable operating expenses	7,521	2,311	286	1,428	11,546
	6,028	1,963	77	1,066	9,134
Allocated expenses	3,610	1,120	122	573	5,425
	3,114	1,020	59	453	4,646
Segmental operating income	5,684	1,821	186	723	8,414
	5,028	1,650	133	549	7,360
Unallocable expenses					740
					807
Operating income					7,674
					6,553
Other income, net					1,147
					910
Provision for investments					–
					(9)
Net profit before taxes and exceptional item					8,821
					7,472
Income taxes					2,378
					1,717
Net profit after taxes before exceptional item					6,443
					5,755
Exceptional item – Income on sale of investments, net of taxes					–
					48
Net profit after taxes and exceptional item					6,443
					5,803

23.2.17. Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2011 the Company has provided for doubtful debts of ₹19 crore (₹21 crore as at March 31, 2010) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Company pursues the recovery of the dues, in part or full.

23.2.18. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows :

Particulars	Number of shares to which the dividends relate	Year ended March 31,	
		2011	2010
Interim and 30th year special dividend for fiscal 2011	10,87,18,147	435	–
Interim dividend for fiscal 2010	10,70,15,201	–	107
Final dividend for fiscal 2010	10,68,22,614	160	–
Final dividend for fiscal 2009	10,73,97,313	–	145

23.2.19. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2011	2010
Number of shares considered as basic weighted average shares outstanding	57,40,13,650	57,33,09,523
Add : Effect of dilutive issues of shares / stock options	1,88,308	6,40,108
Number of shares considered as weighted average shares and potential shares outstanding	57,42,01,958	57,39,49,631

23.2.20. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Balance at the beginning	73	75
Provision recognized / (reversed)	5	(2)
Provision utilized	–	–
Exchange difference during the year	–	–
Balance at the end	78	73

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.21. Gratuity Plan

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in ₹ crore

Particulars	As at March 31,				
	2011	2010	2009	2008	2007
Obligations at year beginning	308	256	217	221	180
Transfer of obligation	–	(2)	–	–	–
Service cost	171	72	47	47	44
Interest cost	24	19	15	16	14
Actuarial (gain) / loss	15	(4)	–	(9)	–
Benefits paid	(59)	(33)	(23)	(21)	(17)
Amendment in benefit plans	–	–	–	(37)	–
Obligations at year end	459	308	256	217	221
Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Company					
Change in plan assets					
Plans assets at year beginning, at fair value	310	256	229	221	167
Expected return on plan assets	34	24	16	18	16
Actuarial gain / (loss)	1	1	5	2	3
Contributions	173	62	29	9	52
Benefits paid	(59)	(33)	(23)	(21)	(17)
Plans assets at year end, at fair value	459	310	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets :					
Fair value of plan assets at the end of the year	459	310	256	229	221
Present value of the defined benefit obligations at the end of the year	459	308	256	217	221
Asset recognized in the Balance Sheet	–	2	–	12	–
Assumptions					
Interest rate	7.98%	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.36%	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	7.27%	5.10%	5.10%	5.10%

Net gratuity cost for the years ended March 31, 2011 and March 31, 2010 comprises of the following components :

Particulars	Year ended March 31,	
	2011	2010
Gratuity cost for the year		
Service cost	171	72
Interest cost	24	19
Expected return on plan assets	(34)	(24)
Actuarial (gain) / loss	14	(5)
Plan amendment amortization	(4)	(3)
Net gratuity cost	171	59
Actual return on plan assets	35	25

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of ₹2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at March 31, 2011 and March 31, 2010, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately ₹100 crore to the gratuity trust during the fiscal 2012.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the Gratuity Plan reduced by ₹37 crore, which is being amortized on a straight line basis to the net Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2011 and March 31, 2010 amounted to ₹22 crore and ₹26 crore, respectively and is disclosed under 'Current Liabilities'.

23.2.22.a Provident fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the final guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed ₹179 crore towards Provident Fund during the year ended March 31, 2011. (₹150 crore during the year ended March 31, 2010).

23.2.22.b Superannuation

The Company contributed ₹57 crore to the Superannuation Trust during the year ended March 31, 2011 (₹54 crore during the year ended March 31, 2010).

23.2.23 Cash Flow statement

23.2.23.a. Unclaimed dividend

The balance of cash and cash equivalents includes ₹3 crore as at March 31, 2011 (₹2 crore as at March 31, 2010) set aside for payment of dividends.

23.2.23.b. Restricted deposits

Deposits with financial institutions as at March 31, 2011 include ₹344 crore (₹281 crore as at March 31, 2010) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

23.2.24 Dues to micro and small enterprises

The Company has no dues to micro and small enterprises during the year ended March 31, 2011 and March 31, 2010 and as at March 31, 2011 and March 31, 2010.

23.2.25 Exceptional item

During the year ended March 31, 2010, the Company sold 32,31,151 shares of OnMobile Systems Inc., U.S. (OMSI) at a price of ₹166.58 per share amounting to a total consideration of ₹53 crore, net of taxes and transactions costs. The resultant income of ₹48 crore has been appropriated to capital reserve.

23.3 Details of rounded off amounts

The financial statements are represented in ₹crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest ₹crore are given as follows :

Balance Sheet items

in ₹crore

Schedule	Description	As at March 31,	
		2011	2010
3	Fixed assets		
	Vehicles		
	Addition during the year	–	0.04
	Depreciation on deletions	–	0.04
	Deletion during the year	0.08	–
	Depreciation on deletions	0.08	–
4	Investments		
	Investment in Infosys Sweden	0.06	0.06
23.2.7	Related party transactions		
	Debtors		
	Infosys BPO s.r.o.	–	0.04
	Infosys Thailand	–	0.04
	Infosys Consulting India	0.29	–
	Infosys Public Services	0.11	–
	Infosys Sweden	–	0.08
	Infosys Technologia do Brasil Ltda	–	0.62
	Creditors		
	Infosys BPO s.r.o.	–	0.16
	Infosys Technologia do Brasil Ltda	0.14	–
	Infosys Mexico	0.31	–
	Infosys Thailand	–	0.02
23.2.12	Balances with non-scheduled banks		
	– ABN AMRO Bank, Denmark	0.27	0.21
	– Bank of Baroda, Mauritius	0.02	0.02
	– Citibank NA, New Zealand	0.20	0.26

Schedule	Description	As at March 31,	
		2011	2010
	– Deutsche Bank, Moscow	0.10	0.34
	– Deutsche Bank, Moscow (U.S. dollar)	0.11	1.21
	– Deutsche Bank, Singapore	–	0.66
	– Deutsche Bank, Zurich, Switzerland (U.S. dollar account)	0.01	1.40
	– Nordbanken, Sweden	–	0.06
	– Standard Chartered Bank, UAE	0.17	0.09
	– The Bank of Tokyo – Mitsubishi UFJ, Ltd., Japan	0.41	0.16
23.2.12	Maximum balances with non-scheduled banks		
	– ABN Amro Bank, Denmark	0.27	0.21
	– Deutsche Bank, Russia	–	0.37
	– Nordbanken, Sweden	–	0.48
	– Deutsche Bank, Russia (U.S. dollar account)	–	0.21

Profit and Loss items

in ₹ crore

Schedule	Description	Year ended March 31,	
		2011	2010
Profit and Loss	Provision for investment	–	9.00
	Additional dividend tax	–	0.04
23.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	–	0.28
	Auditor's remuneration		
	Statutory audit fees	–	0.69
	Certification charges	0.06	0.05
	Out-of-pocket expenses	0.04	0.03
	Freight charges	–	1.01
	Sales promotion expenses	0.28	1.00
	Bank charges and commission	–	1.75
23.2.7	Related party transactions		
	Revenue transactions		
	Purchase of services – Infosys BPO (Poland)	0.41	0.03
	Purchase of services – Infosys BPO s.r.o	–	0.44
	Purchase of services – Infosys Brasil	0.35	–

23.4 Transactions with key management personnel

Key management personnel comprise directors and members of Executive Council.

Particulars of remuneration and other benefits paid to whole-time directors and members of Executive Council during the year ended March 31, 2011 and March 31, 2010 are as follows :

in ₹ crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Co-Chairman [1]				
Nandan M. Nilekani	–	–	–	–
	0.09	0.02	0.23	0.34
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.34	0.08	0.69	1.11
	0.32	0.08	0.61	1.01
Chief Operating Officer and Director				
S. D. Shibulal	0.34	0.08	0.66	1.08
	0.31	0.08	0.56	0.95
Whole-time directors				
K. Dinesh	0.34	0.08	0.68	1.10
	0.32	0.08	0.61	1.01
T. V. Mohandas Pai	0.43	0.10	2.56	3.09
	0.36	0.08	2.69	3.13
Srinath Batni	0.43	0.10	1.76	2.29
	0.36	0.07	1.98	2.41

in ₹ crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Executive Council Members				
Chief Financial Officer				
V. Balakrishnan	0.38	0.08	2.15	2.61
	0.30	0.08	2.06	2.44
Ashok Vemuri	2.22	–	3.10	5.32
	2.09	–	2.79	4.88
Chandra Shekar Kakal	0.34	0.08	2.16	2.58
	0.28	0.06	1.73	2.07
B. G. Srinivas	1.94	–	2.99	4.93
	1.81	–	2.75	4.56
Subhash B. Dhar	0.30	0.08	1.69	2.07
	0.24	0.07	1.42	1.73

Note : (1) Effective July 9, 2009, Nandan M. Nilekani relinquished the positions of Co-Chairman and Member of the Board

Particulars of remuneration and other benefits of non-executive / independent directors for the years ended March 31, 2011 and March 31, 2010 :

in ₹ crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Independent directors				
Deepak M. Satwalekar	0.59	–	0.01	0.60
	0.60	–	–	0.60
Prof. Marti G. Subrahmanyam	0.79	–	0.23	1.02
	0.65	–	0.20	0.85
Dr. Omkar Goswami	0.51	–	0.03	0.54
	0.52	–	0.03	0.55
Claude Smadja (1)	0.23	–	0.09	0.32
	0.59	–	0.25	0.84
Rama Bijapurkar (2)	0.04	–	–	0.04
	0.49	–	0.02	0.51
Sridar A. Iyengar	0.69	–	0.24	0.93
	0.62	–	0.21	0.83
David L. Boyles	0.65	–	0.34	0.99
	0.59	–	0.15	0.74
Prof. Jeffrey S. Lehman	0.67	–	0.13	0.80
	0.61	–	0.24	0.85
K. V. Kamath	0.56	–	0.01	0.57
	0.39	–	0.02	0.41
R. Seshasayee (3)	0.10	–	–	0.10
	–	–	–	–
Non-executive Chairman and Chief mentor				
N. R. Narayana Murthy	0.61	–	–	0.61
	0.57	–	–	0.57

Notes : (1) Retired from the board effective August 30, 2010
(2) Resigned from the board effective April 13, 2010
(3) Joined the board effective January 13, 2011

Financial statements as per IFRS

Auditors' report to the Board of Directors of Infosys Technologies Limited

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and subsidiaries (collectively referred to as 'the Infosys Group') as at March 31, 2011, the related consolidated statements of comprehensive income for the year ended on that date, and the related consolidated statement of changes in equity and cash flows for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the International Financial Reporting Standards as issued by International Accounting Standards Board ('IFRS') :

- in the case of the consolidated Balance Sheet, of the financial position of the Infosys Group as of March 31, 2011;
- in the case of the consolidated statement of comprehensive income, of the financial performance of the Infosys Group for the year ended on that date;
- in the case of the consolidated statement of changes in equity, of the changes in equity of the Infosys Group for the year ended on that date; and
- in the case of the consolidated statement of cash flows, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
April 15, 2011

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheet as of March 31,

in ₹ crore, except share data

	Note	2011	2010
ASSETS			
Current assets			
Cash and cash equivalents	2.1	16,666	12,111
Available-for-sale financial assets	2.2	21	2,518
Investment in certificates of deposit		123	1,190
Trade receivables		4,653	3,494
Unbilled revenue		1,243	841
Derivative financial instruments	2.7	66	95
Prepayments and other current assets	2.4	917	641
Total current assets		23,689	20,890
Non-current assets			
Property, plant and equipment	2.5	4,844	4,439
Goodwill	2.6	825	829
Intangible assets	2.6	48	56
Available-for-sale financial assets	2.2	23	38
Deferred income tax assets	2.17	378	346
Income tax assets	2.17	993	667
Other non-current assets	2.4	463	347
Total non-current assets		7,574	6,722
Total assets		31,263	27,612
LIABILITIES AND EQUITY			
Current liabilities			
Trade payables		44	10
Current income tax liabilities	2.17	817	724
Client deposits		22	8
Unearned revenue		518	531
Employee benefit obligations	2.8	140	131
Provisions	2.9	88	82
Other current liabilities	2.10	2,012	1,707
Total current liabilities		3,641	3,193
Non-current liabilities			
Deferred income tax liabilities	2.17	–	114
Employee benefit obligations	2.8	259	171
Other non-current liabilities	2.10	60	61
Total liabilities		3,960	3,539
Equity			
Share capital – ₹ 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,13,17,959 and 57,09,91,592, net of 28,33,600 treasury shares each, as of March 31, 2011 and March 31, 2010, respectively		286	286
Share premium		3,082	3,047
Retained earnings		23,826	20,668
Other components of equity		109	72
Total equity attributable to equity holders of the Company		27,303	24,073
Total liabilities and equity		31,263	27,612

Note : The accompanying notes form an integral part of the consolidated financial statements.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	N. R. Narayana Murthy *Chairman and Chief Mentor*	S. Gopalakrishnan *Chief Executive Officer and Managing Director*	S. D. Shibulal *Chief Operating Officer and Director*	Deepak M. Satwalekar *Director*
	Prof. Marti G. Subrahmanyam *Director*	Dr. Omkar Goswami *Director*	Sridar A. Iyengar *Director*	David L. Boyles *Director*
	Prof. Jeffrey S. Lehman *Director*	K. V. Kamath *Director*	R. Seshasayee *Director*	K. Dinesh *Director*
Bangalore April 15, 2011	T. V. Mohandas Pai *Director*	Srinath Batni *Director*	V. Balakrishnan *Chief Financial Officer*	K. Parvatheesam *Company Secretary*

Infosys Technologies Limited and subsidiaries

Consolidated statements of comprehensive income

in ₹ crore, except share data

	Note	Year ended March 31, 2011	Year ended March 31, 2010
Revenues		27,501	22,742
Cost of sales		15,916	13,020
Gross profit		11,585	9,722
Operating expenses			
Selling and marketing expenses		1,512	1,184
Administrative expenses		1,971	1,628
Total operating expenses		3,483	2,812
Operating profit		8,102	6,910
Other income, net	2.14	1,211	990
Profit before income taxes		9,313	7,900
Income tax expense	2.17	2,490	1,681
Net profit		6,823	6,219
Other comprehensive income			
Reversal of impairment loss on available-for-sale financial asset		–	9
Gain transferred to net profit on sale of available-for-sale financial asset		–	(5)
Fair value changes on available-for-sale financial asset, net of tax effect (*refer note 2.2 and 2.17*)		(12)	26
Exchange differences on translating foreign operations		49	50
Total other comprehensive income		37	80
Total comprehensive income		6,860	6,299
Profit attributable to			
Owners of the Company		6,823	6,219
Non-controlling interest		–	–
		6,823	6,219
Total comprehensive income attributable to			
Owners of the Company		6,860	6,299
Non-controlling interest		–	–
		6,860	6,299
Earnings per equity share			
Basic (₹)		119.45	109.02
Diluted (₹)		119.41	108.90
Weighted average equity shares used in computing earnings per equity share	2.18		
Basic		57,11,80,050	57,04,75,923
Diluted		57,13,68,358	57,11,16,031

Note : The accompanying notes form an integral part of the consolidated financial statements.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Infosys Technologies Limited and subsidiaries

Consolidated statements of changes in equity

in ₹ crore, except share data

	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2009	57,28,30,043	286	2,944	15,972	(8)	19,194
Changes in equity for the year ended March 31, 2010						
Shares issued on exercise of employee stock options	9,95,149	1	88	–	–	89
Share-based compensation	–	–	1	–	–	1
Treasury shares [(1)]	(28,33,600)	(1)	4	–	–	3
Reserves on consolidation of trusts	–	–	–	46	–	46
Income tax benefit arising on exercise of share options	–	–	10	–	–	10
Dividends (including corporate dividend tax)	–	–	–	(1,569)	–	(1,569)
Reversal of impairment loss on available-for-sale financial asset	–	–	–	–	9	9
Gain transferred to net profit on sale of available-for-sale financial asset	–	–	–	–	(5)	(5)
Fair value changes on available-for-sale financial assets, net of tax effect	–	–	–	–	26	26
Net profit	–	–	–	6,219	–	6,219
Exchange differences on translating foreign operations	–	–	–	–	50	50
Balance as of March 31, 2010	57,09,91,592	286	3,047	20,668	72	24,073
Changes in equity for the year ended March 31, 2011						
Shares issued on exercise of employee stock options	3,26,367	–	24	–	–	24
Income tax benefit arising on exercise of share options	–	–	11	–	–	11
Dividends (including corporate dividend tax)	–	–	–	(3,665)	–	(3,665)
Fair value changes on available-for-sale financial assets, net of tax effect (*refer note 2.2*)	–	–	–	–	(12)	(12)
Net profit	–	–	–	6,823	–	6,823
Exchange differences on translating foreign operations	–	–	–	–	49	49
Balance as of March 31, 2011	57,13,17,959	286	3,082	23,826	109	27,303

Note : The accompanying notes form an integral part of the consolidated financial statements.
[(1)] Treasury shares held by controlled trusts consolidated effective July 1, 2009

As per our report attached

for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Infosys Technologies Limited and subsidiaries

Consolidated statements of cash flows

in ₹ crore

	Notes	Year ended March 31, 2011	2010
Operating activities :			
Net profit		6,823	6,219
Adjustments to reconcile net profit to net cash provided by operating activities :			
Depreciation and amortization	2.5 and 2.6	862	942
Income tax expense	2.17	2,490	1,681
Share based compensation		–	1
Income on available-for-sale financial assets and certificates of deposit		(101)	(169)
Profit on sale of property, plant and equipment		–	(2)
Other non-cash item		4	2
Changes in working capital			
Trade receivables		(1,158)	193
Prepayments and other assets		(236)	(233)
Unbilled revenue		(401)	(92)
Trade payables		34	(17)
Client deposits		13	3
Unearned revenue		(14)	199
Other liabilities and provisions		447	(100)
Cash generated from operations		8,763	8,627
Income taxes paid	2.17	(2,856)	(1,754)
Net cash provided by operating activities		5,907	6,873
Investing activities :			
Payment for acquisition of business		(2)	(173)
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.10	(1,301)	(657)
Proceeds on sale of property, plant and equipment		1	2
Loans to employees		(31)	7
Non-current deposits placed with corporation		(100)	(28)
Income on available-for-sale financial assets		21	106
Investment in certificates of deposit		(840)	(1,180)
Redemption of certificates of deposit		1,985	–
Investment in available-for-sale financial assets		(1,932)	(9,901)
Redemption of available-for-sale financial assets		4,430	7,436
Net cash provided by / (used in) investing activities		2,231	(4,388)
Financing activities :			
Proceeds from issuance of common stock on exercise of employee stock options		24	89
Payment of dividends		(3,141)	(1,346)
Payment of dividend tax		(524)	(223)
Net cash used in financing activities		(3,641)	(1,480)
Effect of exchange rate changes on cash and cash equivalents		58	63
Net increase / (decrease) in cash and cash equivalents		4,497	1,005
Cash and cash equivalents at the beginning	2.1	12,111	10,993
Opening cash and cash equivalents of controlled trusts		–	50
Cash and cash equivalents at the end	2.1	16,666	12,111
Supplementary information :			
Restricted cash balance	2.1	108	71

Note : The accompanying notes form an integral part of the consolidated financial statements

As per our report attached

for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	N. R. Narayana Murthy *Chairman and Chief Mentor*	S. Gopalakrishnan *Chief Executive Officer and Managing Director*	S. D. Shibulal *Chief Operating Officer and Director*	Deepak M. Satwalekar *Director*
	Prof. Marti G. Subrahmanyam *Director*	Dr. Omkar Goswami *Director*	Sridar A. Iyengar *Director*	David L. Boyles *Director*
	Prof. Jeffrey S. Lehman *Director*	K. V. Kamath *Director*	R. Seshasayee *Director*	K. Dinesh *Director*
Bangalore April 15, 2011	T. V. Mohandas Pai *Director*	Srinath Batni *Director*	V. Balakrishnan *Chief Financial Officer*	K. Parvatheesam *Company Secretary*

Notes to the consolidated financial statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its controlled trusts, majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Company Limited ('Infosys China'), Infosys Consulting, Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services, Inc., ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services Company. The Infosys group of companies ('the Group') provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The Company is a public limited Company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The Company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The Company's American Depositary Shares representing equity shares are also listed on the NASDAQ Global Select Market. The Company's consolidated financial statements were authorized for issuance by the Company's Board of Directors on April 15, 2011.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions *(refer to note 2.17)*.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The Company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method.

When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in 'IAS 18 Revenue', by applying the revenue recognition criteria for each separately, identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value.

In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements : license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements.

In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts / incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably.

The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by the Management.

The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2 – 5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date and the cost of assets not put to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably.

Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders' fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified under the following categories : non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depend on the purpose for which those were acquired. The Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the Balance Sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets.

Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income.

When an investment is de-recognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless the Management intends to dispose of the assets after 12 months from the Balance Sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition.

A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short-term. Derivatives are categorized as held for trading unless they are designated as hedges.

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the Company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments : Recognition and Measurement. Any derivative that is either not designated as a hedge, or is so designated but is ineffective as per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resultant exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

c. Share capital and treasury shares

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each Balance Sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, based on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's Cash Generating Units (CGU) expected to benefit from the synergies arising from the business combination.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized as net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount, i.e. the higher of the fair value less cost, to sell and the value-in-use is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available-for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments.

The fair value of securities, which do not have an active market and where it is not practical to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period, post-sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are the respective local currencies. These financial statements are presented in Indian rupees, rounded off to the nearest crore; one crore equals 10 million.

Transactions and translations

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the Company is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other

components of equity.

When a subsidiary is disposed of, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value which is the average market value of the outstanding equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted in retrospect for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income tax

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date.

Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately, treating the vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. The expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments : In November 2009, International Accounting Standards Board issued IFRS 9, Financial Instruments : Recognition and Measurement, to reduce complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with permission for early adoption. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated, held to maturity, available for sale and loans and receivables. Further it eliminates the rule based requirement of segregating embedded derivatives and tainting rules pertaining to, held to maturity investments. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to Profit or Loss. The Group is required to adopt the standard by accounting year commencing April 1, 2014. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

2. Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following :

in ₹ crore

	As of March 31,	
	2011	2010
Cash and bank deposits	15,095	10,556
Deposits with corporations	1,571	1,555
	16,666	12,111

Cash and cash equivalents as of March 31, 2011 and March 31, 2010 include restricted cash and bank balances of ₹108 crore and ₹71 crore respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company and unclaimed dividends.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The following table provides details of cash and cash equivalents :

in ₹ crore

	As of March 31,	
	2011	2010
Current Accounts		
ABN Amro Bank, China	17	33
ABN Amro Bank, China (U.S. dollar account)	24	14
ABN Amro Bank, Taiwan	3	2
Bank of America, Mexico	4	18
Bank of America, U.S.	296	686
Banamex, Mexico	2	2
China Merchants Bank, China	–	1
Citibank NA, Australia	61	25
Citibank NA, Brazil	5	9
Citibank NA, China (U.S. dollar account)	11	–
Citibank NA, Czech Republic (Euro account)	–	2
Citibank NA, Czech Republic (U.S. dollar account)	–	–
Citibank NA., Czech Republic	1	–
Citibank NA, New Zealand	2	1
Citibank NA, Japan	17	2
Citibank NA, India	2	2
Citibank NA, India, Unclaimed dividend account	1	–
Citibank NA, Thailand	1	1
Deutsche Bank, India	12	13
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, Belgium	5	18
Deutsche Bank, Poland	–	2
Deutsche Bank, France	3	1
Deutsche Bank, Germany	5	12
Deutsche Bank, Moscow (U.S. dollar account)	–	1
Deutsche Bank, Netherlands	2	7
Deustche Bank, Philippines	1	–
Deustche Bank, Philippines (U.S. dollar account)	1	3
Deutsche Bank, Poland	1	–
Deustche Bank, Poland (Euro account)	2	1
Deutsche Bank, Spain	1	1
Deutsche Bank, Singapore	3	1
Deutsche Bank, Switzerland	1	10
Deutsche Bank, Switzerland (U.S. dollar account)	–	1
Deustche Bank, Thailand	–	3
Deustche Bank, Thailand (U.S. dollar account)	–	1
Deutsche Bank, United Kingdom	40	29
Deutsche Bank – EEFC (Euro account)	8	3
Deutsche Bank – EEFC (United Kingdom Pound Sterling account)	–	1
Deustche Bank – EEFC (Swiss Franc account)	2	–
Deustche Bank – EEFC (U.S. dollar account)	143	8
HSBC Bank, U.K.	10	2
HDFC Bank – Unclaimed dividend account	1	1
ICICI Bank, India	32	133
ICICI Bank, U.K.	1	1
ICICI Bank – EEFC (Euro account)	–	1
ICICI Bank – EEFC (United Kingdom Pound Sterling account)	1	2
ICICI Bank – EEFC (U.S. dollar account)	22	10

in ₹ crore

	As of March 31,	
	2011	2010
ICICI bank – Unclaimed dividend account	1	1
National Australia Bank Limited, Australia	1	21
National Australia Bank Limited, Australia (U.S. dollar account)	–	14
Nordbanken, Sweden	5	1
Royal Bank of Canada, Canada	23	20
Shanghai Pudong Development Bank, China	2	–
Wachovia Bank, U.S.	–	7
	777	1,128
Deposit Accounts		
ABN Amro Bank, China	14	–
Andhra Bank	399	99
Allahabad Bank	561	150
Axis Bank	536	–
Bank of America	82	–
Bank of America, Mexico	17	–
Bank of Baroda	1,100	299
Bank of India	1,197	881
Bank of Maharashtra	506	500
Barclays Bank	–	100
Canara Bank	1,329	963
Central Bank of India	354	100
Corporation Bank	295	276
Citibank NA, Czech Republic	5	9
Citibank NA, Czech Republic, U.S. dollar	1	–
Citibank (Euro account)	–	3
Citibank (U.S. dollar account)	–	4
Citibank Brazil	3	–
Deustche Bank, Poland	21	8
DBS Bank	–	49
HDFC Bank	646	–
HSBC Bank	–	483
HSBC Bank, U.K.	18	–
ICICI Bank	788	1,435
IDBI Bank	770	909
ING Vysya Bank	–	25
Indian Overseas Bank	518	140
Jammu and Kashmir Bank	12	10
Kotak Mahindra Bank	25	61
National Australia Bank Limited, Australia	546	312
Nordbanken, Sweden	1	–
Oriental Bank of Commerce	653	100
Punjab National Bank	1,493	994
South Indian Bank	50	–
State Bank of Hyderabad	255	233
State Bank of India	457	126
State Bank of Mysore	354	496
Syndicate Bank	504	475
Union Bank of India	631	93
Vijaya Bank	144	95
Yes Bank	33	–
	14,318	9,428
Deposits with corporations		
HDFC Limited	1,571	1,551
Sundaram BNP Paribas Home Finance Limited	–	4
	1,571	1,555
Total	16,666	12,111

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units and unlisted equity securities are as follows :

in ₹ crore

	As of March 31,	
	2011	2010
Current		
Liquid mutual fund units :		
Cost and fair value	21	2,518
Non Current		
Unlisted equity securities :		
Cost	4	4
Gross unrealized holding gains	19	34
Fair value	23	38
Total available-for-sale financial assets	44	2,556

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc., U.S., at a price of ₹166.58 per share, derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to ₹53 crore, net of taxes and transaction costs. The resultant income of ₹48 crore was included under other income for the year ended March 31, 2010. Additionally, the remaining 21,54,100 shares had been fair valued at ₹38 crore as at March 31, 2010.

As of March 31, 2011 the 21,54,100 shares were fair valued at ₹23 crore and the resultant unrealized loss of ₹12 crore, net of taxes of ₹3 crore has been recognized in other comprehensive income for the year ended March 31, 2011. The fair value of ₹23 crore has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During the year ended March 31, 2010 Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of ₹173 crore and a contingent consideration of up to ₹93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were ₹40 crore and ₹67 crore, respectively.

During the year ended March 31, 2011, the liability related to contingent consideration increased by ₹4 crore due to the passage of time.

This business acquisition is expected to enable Infosys BPO to deliver growth in platform-based services in the insurance and financial services industry and is also expected to enable McCamish to service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows :

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	5	–	5
Net current assets	9	–	9
Intangible assets-Customer contracts and relationships	–	48	48
Intangible assets-Computer software platform	–	13	13
	14	61	75
Goodwill			138
Total purchase price			213

Of the goodwill stated above, goodwill to the extent of ₹95 crore is deductible for tax purposes.

The amount of trade receivables acquired from the above business acquisition was ₹16 crore. The entire amount has been collected subsequently.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform has been amortized over a period of four months, based on the Management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows :

in ₹ crore

Particulars	Consideration settled
Fair value of total consideration	
Cash paid	161
Liabilities settled in cash	12
Contingent consideration	40
Total	213

The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of US$ 100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between ₹67 crore and ₹93 crore.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following :

in ₹ crore

	As of March 31,	
	2011	2010
Current		
Rental deposits	43	36
Security deposits with service providers	63	63
Loans to employees	137	106
Prepaid expenses [1]	47	39
Interest accrued and not due	21	9
Withholding taxes [1]	548	343
Advance payments to vendors for supply of goods [1]	36	19
Other assets	22	26
	917	641
Non-current		
Loans to employees	4	6
Deposit with corporation	437	337
Prepaid expenses [1]	20	–
Prepaid gratuity and other benefits [1]	2	4
	463	347
	1,380	988
Financial assets in prepayments and other assets	727	583

[1] *Non-financial assets*

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2011 :

in ₹ crore

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	327	3,300	1,263	1,251	765	5	409	7,320
Additions	224	326	170	291	126	2	116	1,255
Deletions	–	–	(147)	(219)	(123)	–	–	(489)
Translation difference	–	–	–	9	3	–	–	12
Gross carrying value as of March 31, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Accumulated depreciation as of April 1, 2010	–	(745)	(648)	(1,046)	(440)	(2)	–	(2,881)
Depreciation	–	(233)	(237)	(236)	(147)	(1)	–	(854)
Accumulated depreciation on deletions	–	–	147	219	123	–	–	489
Translation difference	–	–	1	(7)	(2)	–	–	(8)
Accumulated depreciation as of March 31, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Carrying value as of April 1, 2010	327	2,555	615	205	325	3	409	4,439
Carrying value as of March 31, 2011	551	2,648	549	262	305	4	525	4,844

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2010 :

in ₹ crore

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2009	285	2,913	1,183	1,233	774	4	677	7,069
Additions	42	387	212	199	101	1	(268)	674
Acquisition through business combination	–	–	–	5	–	–	–	5
Deletions	–	–	(133)	(186)	(110)	–	–	(429)
Translation difference	–	–	1	–	–	–	–	1
Gross carrying value as of March 31, 2010	327	3,300	1,263	1,251	765	5	409	7,320
Accumulated depreciation as of April 1, 2009	–	(535)	(521)	(960)	(387)	(1)	–	(2,404)
Depreciation	–	(210)	(259)	(272)	(163)	(1)	–	(905)
Accumulated depreciation on deletions	–	–	132	186	110	–	–	428
Accumulated depreciation as of March 31, 2010	–	(745)	(648)	(1,046)	(440)	(2)	–	(2,881)
Carrying value as of April 1, 2009	285	2,378	662	273	387	3	677	4,665
Carrying value as of March 31, 2010	327	2,555	615	205	325	3	409	4,439

During the years ended March 31, 2011 and March 31, 2010, certain assets which were not in use having gross book value of ₹488 crore and ₹387 crore, respectively, (carrying value nil) were retired.

The depreciation expense for the years ended March 31, 2011 and March 31, 2010 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes ₹146 crore and ₹149 crore as of March 31, 2011 and March 31, 2010 respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were ₹814 crore and ₹301 crore, as of March 31, 2011 and March 31, 2010 respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill :

in ₹crore

	As of March 31,	
	2011	2010
Carrying value at the beginning	829	692
Goodwill recognized on acquisition (*refer note 2.3*)	–	138
Translation differences pertaining to foreign subsidiary	(4)	(1)
Carrying value at the end	825	829

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows :

in ₹crore

Segment	As of March 31,	
	2011	2010
Financial services	400	403
Manufacturing	96	94
Telecom	14	15
Retail	226	228
Others	89	89
Total	825	829

The entire goodwill relating to Infosys BPO's acquisition of McCamish has been allocated to the 'Financial services' segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by the Management and an average of the range of each assumption mentioned below.

As of March 31, 2011, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows :

	In %
Long-term growth rate	8 – 10
Operating margins	17 – 20
Discount rate	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets :

in ₹crore

	As of March 31,	
	2011	2010
Gross carrying value at the beginning	117	56
Customer contracts and relationships (*refer note 2.3*)	–	48
Computer software platform (*refer note 2.3*)	–	13
Gross carrying value at the end	117	117
Accumulated amortization at the beginning	61	21
Amortization expense	8	37
Translation differences	–	3
Accumulated amortization at the end	69	61
Net carrying value	48	56

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being the Management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. However, during the year ended March 31, 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of March 31, 2011, the customer contracts have a remaining amortization period of approximately four years.

The intangible customer contracts and relationships recognized at the time of McCamish acquisition are being amortized over a period of nine years, being management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2011, the customer contracts and relationships have a remaining amortization period of eight years.

The intangible computer software platform recognized at the time of McCamish acquisition having a useful life of four months, being management's estimate of its useful life, based on the life over which economic benefits were expected to be realized, has been fully amortized.

The aggregate amortization expense included in cost of sales, for the years ended March 31, 2011 and March 31, 2010 was ₹8 crore and ₹37 crore respectively.

Research and development expense recognized in net profit in the statement of comprehensive income, for the years ended March 31, 2011 and March 31, 2010 was ₹528 crore and ₹435 crore respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2011 were as follows :

in ₹ crore

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets					
Cash and cash equivalents (*refer note 2.1*)	16,666	–	–	–	16,666
Available-for-sale financial assets (*refer note 2.2*)	–	–	44	–	44
Investment in certificates of deposit	123	–	–	–	123
Trade receivables	4,653	–	–	–	4,653
Unbilled revenue	1,243	–	–	–	1,243
Prepayments and other assets (*refer note 2.4*)	727	–	–	–	727
Derivative financial instruments	–	66	–	–	66
Total	23,412	66	44	–	23,522
Liabilities					
Trade payables	–	–	–	44	44
Client deposits	–	–	–	22	22
Employee benefit obligations (*refer note 2.8*)	–	–	–	399	399
Other liabilities (*refer note 2.10*)	–	–	–	1,678	1,678
Liability towards acquisition of business on a discounted basis (*refer note 2.10*)	–	–	–	43	43
Total	–	–	–	2,186	2,186

The carrying value and fair value of financial instruments by categories as of March 31, 2010 were as follows :

in ₹ crore

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets					
Cash and cash equivalents (*refer note 2.1*)	12,111	–	–	–	12,111
Available-for-sale financial assets (*refer note 2.2*)	–	–	2,556	–	2,556
Investment in certificates of deposit	1,190	–	–	–	1,190
Trade receivables	3,494	–	–	–	3,494
Unbilled revenue	841	–	–	–	841
Derivative financial instruments	–	95	–	–	95
Prepayments and other assets (*refer note 2.4*)	583	–	–	–	583
Total	18,219	95	2,556	–	20,870
Liabilities					
Trade payables	–	–	–	10	10
Client deposits	–	–	–	8	8
Employee benefit obligations (*refer note 2.8*)	–	–	–	302	302
Other liabilities (*refer note 2.10*)	–	–	–	1,452	1,452
Liability towards acquisition of business on a discounted basis (*refer note 2.10*)	–	–	–	40	40
Total	–	–	–	1,812	1,812

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 :

in ₹crore

	As of March 31, 2011	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Available-for-sale financial asset – investments in liquid mutual fund units (*refer note 2.2*)	21	21	–	–
Available-for-sale financial asset – investments in unlisted equity instruments (*refer note 2.2*)	23	–	23	–
Derivative financial instruments – gains on outstanding foreign exchange forward and option contracts	66	–	66	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 :

in ₹crore

	As of March 31, 2010	Fair value measurement at end of the reporting period / year using		
		Level 1	Level 2	Level 3
Assets				
Available-for-sale financial asset – investments in liquid mutual fund units (*refer note 2.2*)	2,518	2,518	–	–
Available-for-sale financial asset – investments in unlisted equity instruments (*refer note 2.2*)	38	–	38	–
Derivative financial instruments – gains on outstanding foreign exchange forward and option contracts	95	–	95	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows :

in ₹crore

	Year ended March 31,	
	2011	2010
Interest income on deposits and certificates of deposit	1,133	779
Income from available-for-sale financial assets	23	160
	1,156	939

Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts :

	As of March 31, 2011		As of March 31, 2010	
	In million	In ₹crore	In million	In ₹crore
Forward contracts				
In U.S. dollars	546	2,433	267	1,199
In Euro	28	177	22	130
In GBP	15	108	11	71
In AUD	10	46	3	12
Option contracts				
In U.S. dollars	–	–	200	898
		2,764		2,310

The Company recognized a net gain on derivative financial instruments of ₹56 crore during the year ended March 31, 2011 as against a net gain on derivative financial instruments of ₹299 crore during the year ended March 31, 2010, respectively, which are included as other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

	As of March 31,	
	2011	2010
Not later than one month	435	280
Later than one month and not later than three months	649	825
Later than three months and not later than one year	1,680	1,205
	2,764	2,310

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks : market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer, including the default risk of the industry and country in which the customer operates also has an influence on the credit risk assessment.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts :

in ₹ crore

	As of March 31,	
	2011	2010
Aggregate amount of outstanding forward and option contracts	2,764	2,310
Gains / (losses) on outstanding forward and option contracts	66	95

The outstanding foreign exchange forward and option contracts as of March 31, 2011 and March 31, 2010, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2011 :

in ₹ crore

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	589	40	69	532	138	1,368
Trade receivables	3,095	407	475	294	221	4,492
Unbilled revenue	731	180	97	65	71	1,144
Other assets	589	12	61	–	38	700
Trade payables	(1)	–	(1)	–	(11)	(13)
Client deposits	(20)	–	–	–	(1)	(21)
Accrued expenses	(232)	(17)	15	–	(37)	(271)
Accrued compensation to employees	(134)	–	(14)	–	(60)	(208)
Other liabilities	(1,468)	(180)	(28)	(4)	(68)	(1,748)
Net assets / (liabilities)	3,149	442	674	887	291	5,443

The following table analyzes foreign currency risk from financial instruments as of March 31, 2010 :

in ₹ crore

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	764	46	31	315	123	1,279
Trade receivables	2,446	254	370	204	177	3,451
Unbilled revenue	567	72	110	32	39	820
Other assets	481	13	11	1	45	551
Trade payables	(1)	(1)	–	–	(7)	(9)
Client deposits	(7)	–	–	–	–	(7)
Accrued expenses	(254)	(16)	–	–	(26)	(296)
Accrued compensation to employees	(149)	(2)	–	–	(48)	(199)
Other liabilities	(1,128)	(137)	(56)	–	(36)	(1,357)
Net assets / (liabilities)	2,719	229	466	552	267	4,233

For the year ended March 31, 2011 and March 31, 2010, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.5% and 0.6% respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹4,653 crore and ₹3,494 crore as of March 31, 2011 and March 31, 2010, respectively and unbilled revenue amounting to ₹1,243 crore and ₹841 crore as of March 31, 2011 and March 31, 2010, respectively.

Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

The following table provides details in respect of percentage of revenues generated from the top customer and the top five customers :

in %

	Year ended March 31,	
	2011	2010
Revenue from top customer	4.7	4.6
Revenue from top five customers	15.4	16.4

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposits are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, ₹3,350 crore and ₹2,444 crore as of March 31, 2011 and March 31, 2010, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of ₹3 crore and nil as of March 31, 2011 and March 31, 2010, respectively.

The Company's credit period generally ranges from 30 – 45 days. The age analysis of the trade receivables have been considered from the due date.

The age-wise break up of trade receivables, net of allowances that are past due, is as follows :

in ₹crore

Period (in days)	As of March 31,	
	2011	2010
Less than 30	929	800
31 – 60	193	152
61 – 90	61	43
More than 90	117	55
	1,300	1,050

The allowance for impairment of trade receivables for the years ended March 31, 2011 and March 31, 2010 was ₹2 crore and less than ₹1 crore, respectively. The movement in the allowance for impairment of trade receivables is as follows :

in ₹crore

	Year ended March 31,	
	2011	2010
Balance at the beginning	102	106
Translation differences	(5)	2
Impairment loss recognized (*refer note 2.11*)	2	–
Trade receivables written off	(13)	(6)
Balance at the end	86	102

Liquidity risk

As of March 31, 2011, the Company had a working capital of ₹20,048 crore including cash and cash equivalents of ₹16,666 crore, available-for-sale financial assets of ₹21 crore and investments in certificates of deposit of ₹123 crore. As of March 31, 2010, the Company had a working capital of ₹17,697 crore including cash and cash equivalents of ₹12,111 crore, available-for-sale financial assets of ₹2,518 crore and investments in certificates of deposit of ₹1,190 crore.

As of March 31, 2011 and March 31, 2010, the outstanding employee benefit obligations were ₹399 crore and ₹302 crore, respectively, which have been fully funded. Further, as of March 31, 2011 and March 31, 2010, the Company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2011 :

in ₹crore

Particulars	Less than 1 year	1 – 2 years	2 – 4 years	4 – 7 years	Total
Trade payables	44	–	–	–	44
Client deposits	22	–	–	–	22
Other liabilities (*refer note 2.10*)	1,658	20	–	–	1,678
Liability towards acquisition of business on an undiscounted basis (*refer note 2.10*)	4	10	43	8	65

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2010 :

in ₹crore

Particulars	Less than 1 year	1 – 2 years	2 – 4 years	4 – 7 years	Total
Trade payables	10	–	–	–	10
Client deposits	8	–	–	–	8
Other liabilities (*refer note 2.10*)	1,431	–	21	–	1,452
Liability towards acquisition of business on an undiscounted basis (*refer note 2.10*)	–	9	27	31	67

As of March 31, 2011 and March 31, 2010, the Company had outstanding financial guarantees of ₹21 crore and ₹18 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Company's knowledge, there has been no breach of any term of the lease agreement as of March 31, 2011 and March 31, 2010.

2.8 Employee benefit obligations

Employee benefit obligations comprise the following :

in ₹ crore

	As of March 31,	
	2011	2010
Current		
Compensated absence	140	131
	140	131
Non-current		
Compensated absence	259	171
	259	171
	399	302

2.9 Provisions

Provisions comprise the following :

in ₹ crore

	As of March 31,	
	2011	2010
Provision for post-sales client support	88	82

Provision for post-sales client support represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post-sales client support is as follows :

in ₹ crore

	Year ended March 31,	
	2011	2010
Balance at the beginning	82	92
Provision recognized / (reversed) (*refer note 2.11*)	5	(2)
Provision utilized	–	(8)
Translation difference	1	–
Balance at the end	88	82

Provision for post-sales client support for the years ended March 31, 2011 and March 31, 2010 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following :

in ₹ crore

	As of March 31,	
	2011	2010
Current		
Accrued compensation to employees	732	667
Accrued expenses	771	606
Withholding taxes payable (1)	329	250
Retainage	26	72
Unamortized negative past service cost (*refer note 2.12.1*) (1)	22	26
Liabilities arising on consolidation of trusts	119	74
Liability towards acquisition of business	3	–
Others	10	12
	2,012	1,707
Non-current		
Liability towards acquisition of business	40	40
Incentive accruals	20	21
	60	61
	2,072	1,768
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	1,678	1,452

in ₹ crore

	As of March 31,	
	2011	2010
Financial liability towards acquisition of business on a discounted basis	43	40
Financial liability towards acquisition of business on an undiscounted basis (*refer note 2.3*)	65	67

(1) *Non financial liabilities*

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.11 Nature of expenses

in ₹ crore

	Year ended March 31,	
	2011	2010
Employee benefit costs (*refer note 2.12.4*)	14,856	12,093
Depreciation and amortization charges (*refer note 2.5 and 2.6*)	862	942
Travel costs	954	692
Consultancy and professional charges	344	278
Software packages for own use	350	336
Third party items bought for service delivery	139	17
Communication costs	237	225
Cost of technical sub-contractors	603	372
Power and fuel	167	145
Office maintenance	222	165
Repairs and maintenance	134	95
Rates and taxes	54	31
Insurance charges	33	31
Commission	15	16
Branding and marketing expenses	104	73
Consumables	27	25
Provision for post-sales client support (*refer note 2.9*)	5	(2)
Allowance for impairment of trade receivables (*refer note 2.7*)	2	–
Postage and courier	13	12
Printing and stationery	14	12
Operating lease payments (*refer note 2.15*)	146	125
Others	118	149
Total cost of sales, selling and marketing expenses and administrative expenses	19,399	15,832

2.11.1 Break up of expenses

Cost of sales

in ₹ crore

	Year ended March 31,	
	2011	2010
Employee benefit costs	12,971	10,617
Depreciation and amortization	862	942
Travel costs	690	488
Software packages for own use	350	336
Third party items bought for service delivery	139	17
Cost of technical sub-contractors	603	372
Consumables	27	25
Operating lease payments	90	73

in ₹ crore

	Year ended March 31,	
	2011	2010
Communication costs	82	83
Repairs and maintenance	53	29
Provision for post-sales client support	5	(2)
Other expenses	44	40
Total	15,916	13,020

Sales and marketing expenses

in ₹ crore

	Year ended March 31,	
	2011	2010
Employee benefit costs	1,218	935
Travel costs	128	106
Branding and marketing	97	73
Operating lease payments	17	15
Communication costs	17	14
Commission	15	16
Consultancy and professional charges	16	23
Printing and stationery	1	1
Others	3	1
Total	1,512	1,184

Administrative expenses

in ₹ crore

	Year ended March 31,	
	2011	2010
Employee benefit costs	667	541
Consultancy and professional charges	328	255
Repairs and maintenance	81	66
Office maintenance	222	165
Power and fuel	167	145
Communication costs	138	128
Travel costs	136	98
Allowance for impairment of trade receivables	2	–
Rates and taxes	54	31
Insurance charges	33	31
Operating lease payments	39	37
Postage and courier	13	12
Printing and stationery	13	11
Branding and marketing	7	–
Other expenses	71	108
Total	1,971	1,628

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of March 31, 2011, March 31, 2010, March 31, 2009 and March 31, 2008 :

in ₹ crore

	As of March 31,			
	2011	2010	2009	2008
Change in benefit obligations				
Benefit obligations at the beginning	325	267	224	225
Service cost	178	80	51	50
Interest cost	25	19	16	17
Actuarial (gains) / losses	17	(5)	1	(8)
Benefits paid	(65)	(36)	(25)	(23)
Amendment in benefit plan	–	–	–	(37)
Benefit obligations at the end	480	325	267	224
Change in plan assets				
Fair value of plan assets at the beginning	327	268	236	225
Expected return on plan assets	36	25	17	18
Actuarial gains	–	1	5	2
Employer contributions	182	69	35	14
Benefits paid	(65)	(36)	(25)	(23)
Fair value of plan assets at the end	480	327	268	236
Funded status	–	2	1	12
Prepaid gratuity benefit	2	4	1	12
Accrued gratuity	(2)	(2)	–	–

Net gratuity cost for the years ended March 31, 2011 and March 31, 2010 comprises the following components :

in ₹ crore

	Year ended March 31,	
	2011	2010
Service cost	178	80
Interest cost	25	19
Expected return on plan assets	(36)	(25)
Actuarial (gains) / Losses	17	(6)
Plan amendments	(4)	(3)
Net gratuity cost	180	65

The net gratuity costs have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows :

in ₹ crore

	Year ended March 31,	
	2011	2010
Cost of sales	157	57
Selling and marketing expenses	15	5
Administrative expenses	8	3
	180	65

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to ₹37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of ₹22 crore and ₹26 crore as of March 31, 2011 and March 31, 2010, respectively, has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2011, March 31, 2010, March 31, 2009 and March 31, 2008 are as follows :

	As of March 31,			
	2011	2010	2009	2008
Discount rate	8.0%	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2011 and March 31, 2010 are as follows :

	Year ended March 31,	
	2011	2010
Discount rate	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%
Rate of return on plan assets	9.4%	9.0%

The Company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2011 and March 31, 2010 the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2011 and March 31, 2010 was ₹36 crore and ₹26 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the year ended March 31, 2011 and March 31, 2010 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield. The Company expects to contribute approximately ₹106 crore to the gratuity trusts during fiscal 2012.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.12.2 Superannuation

The Company contributed ₹109 crore and ₹91 crore to the superannuation plan during the year ended March 31, 2011 and March 31, 2010, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows :

in ₹ crore

	Year ended March 31,	
	2011	2010
Cost of sales	95	80
Selling and marketing expenses	9	7
Administrative expenses	5	4
	109	91

2.12.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the Company's actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly, the Company is unable to exhibit the related information.

The Company contributed ₹198 crore and ₹171 crore to the provident fund during the year ended March 31, 2011 and March 31, 2010, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows :

in ₹ crore

	Year ended March 31,	
	2011	2010
Cost of sales	173	150
Selling and marketing expenses	16	13
Administrative expenses	9	8
	198	171

2.12.4 Employee benefit costs include :

in ₹ crore

	Year ended March 31,	
	2011	2010
Salaries and bonus	14,369	11,765
Defined contribution plans	128	112
Defined benefit plans	359	215
Share based compensation	–	1
	14,856	12,093

The employee benefit cost is recognized in the following line items in the statement of comprehensive income :

in ₹ crore

	Year ended March 31,	
	2011	2010
Cost of sales	12,971	10,617
Selling and marketing expenses	1,218	935
Administrative expenses	667	541
	14,856	12,093

2.13 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the statement of comprehensive income is credited to share premium. 28,33,600 shares were held by the controlled trust, each as of March 31, 2011 and March 31, 2010.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2011, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend declared out of accumulated distributable profits can be done only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by the Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the years ended March 31, 2011 and March 31, 2010 was ₹55.00 and ₹23.50, respectively. The dividend for the year ended March 31, 2011 includes ₹15.00 per share of final dividend for the year ended March 31, 2010 and ₹10.00 per share of interim dividend and ₹30.00 per share of 30th year special dividend, authorized by the Board on its meeting held on October 15, 2010. The dividend for the year ended March 31, 2010 includes ₹13.50 per share of final dividend for the year ended March 31, 2009 and ₹10.00 per share of interim dividend.

The Board of Directors, in their meeting on April 15, 2011, proposed a final dividend of approximately ₹20 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 11, 2011, and if approved, would result in a cash outflow of approximately ₹1,336 crore, inclusive of corporate dividend tax of ₹187 crore.

2.13.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders.

For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

2.13.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.14 Other income

Other income consists of the following :

in ₹ crore

	Year ended March 31,	
	2011	2010
Interest income on deposits and certificates of deposit	1,133	779
Exchange gains / (losses) on forward and options contracts	56	299
Exchange gains / (losses) on translation of other assets and liabilities	(14)	(269)
Income from available-for-sale financial assets / investments	23	160
Others	13	21
	1,211	990

2.15 Operating leases

The Company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was ₹146 crore and ₹125 crore for the years ended March 31, 2011 and March 31, 2010, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is as follows :

in ₹ crore

	As of March 31,	
	2011	2010
Within one year of the Balance Sheet date	109	84
Due in a period between one year and five years	251	249
Due after five years	71	62

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.16 Employees Stock Option Plans (ESOP)

1998 Employees Stock Option Plan ('the 1998 Plan')

The Company's 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan ('the 1999 Plan')

In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors.

Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of six months through five years from the date of completion of vesting. The term of the 1999 Plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2011 and March 31, 2010 are set out as follows :

	Year ended March 31, 2011		Year ended March 31, 2010	
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan :				
Outstanding at the beginning	2,42,264	613	9,16,759	904
Forfeited and expired	(3,519)	722	(60,424)	1,550
Exercised	(1,88,675)	600	(6,14,071)	854
Outstanding at the end	50,070	683	2,42,264	613
Exercisable at the end	50,070	683	2,42,264	613
1999 Plan :				
Outstanding at the beginning	2,04,464	869	9,25,806	1,253
Forfeited and expired	(18,052)	964	(3,40,264)	1,968
Exercised	(1,37,692)	823	(3,81,078)	821
Outstanding at the end	48,720	962	2,04,464	869
Exercisable at the end	40,232	717	1,84,759	735

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2011 and March 31, 2010 was ₹2,950 and ₹2,266, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2011 and March 31, 2010 was ₹2,902 and ₹2,221 respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is ₹3 crore each.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2011 :

Range of exercise prices per share (₹)	Options outstanding			Options exercisable		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan :						
300 – 700	24,680	0.73	587	24,680	0.73	587
701 – 1,400	25,390	0.56	777	25,390	0.56	777
	50,070	0.65	683	50,070	0.65	683
1999 Plan :						
300 – 700	33,759	0.65	448	33,759	0.65	448
701 – 2,500	14,961	1.71	2,121	6,473	1.71	2,121
	48,720	0.97	962	40,232	0.82	717

The following table summarizes information about share options outstanding and exercisable as of March 31, 2010 :

Range of exercise prices per share (₹)	Options outstanding			Options exercisable		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan :						
300 – 700	1,74,404	0.94	551	1,74,404	0.94	551
701 – 1,400	67,860	1.27	773	67,860	1.27	773
	2,42,264	1.03	613	2,42,264	1.03	613
1999 Plan :						
300 – 700	1,52,171	0.91	439	1,52,171	0.91	439
701 – 2,500	52,293	1.44	2,121	32,588	1.20	2,121
	2,04,464	1.05	869	1,84,759	0.97	735

The share-based compensation recorded for the year ended March 31, 2011 was nil and for year ended March 31, 2010 was ₹1 crore.

2.17 Income tax

Income tax expense in the statement of comprehensive income comprises :

in ₹ crore

	Year ended March 31,	
	2011	2010
Current taxes		
Domestic taxes	2,060	1,594
Overseas taxes	564	465
	2,624	2,059
Deferred taxes		
Domestic taxes	(95)	(474)
Overseas taxes	(39)	96
	(134)	(378)
Income tax expense	2,490	1,681

The entire deferred income tax for the years ended March 31, 2011 and March 31, 2010 relates to origination and reversal of temporary differences.

A reversal of deferred tax liability of ₹3 crore for the year ended March 31, 2011 respectively, relating to an available-for-sale financial asset has been recognized in other comprehensive income (*refer note 2.2*). For the year ended March 31, 2010 a deferred tax liability of ₹8 crore relating to an available-for-sale financial asset has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized as follows :

in ₹ crore

	Year ended March 31,	
	2011	2010
Profit before income taxes	9,313	7,900
Enacted tax rates in India	33.22%	33.99%
Computed expected tax expense	3,094	2,685
Tax effect due to non-taxable income for Indian tax purposes	(788)	(1,058)
Overseas taxes, net	399	394
Tax reversals	(236)	(489)
Tax effect due to set off provisions on brought forward losses	–	(104)
Effect of exempt income	(3)	(51)
Interest and penalties	–	22
Effect of unrecognized deferred tax assets	19	16
Effect of differential overseas tax rates	(7)	(16)
Temporary difference related to branch profits	–	247
Effect of non-deductible expenses	4	26
Others	8	9
Income tax expense	2,490	1,681

The overseas tax expense is due to income taxes payable overseas, principally in the U.S. The Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as 'Software Technology Parks' (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian government, through the Finance Act, 2009, has extended the tax holiday for the STP units until March 31, 2011. Most of the Company's STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of March 31, 2011.

Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the STP unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent of the U.S. branch's net profit during the year is greater than the increase in the net assets during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2011, Infosys' U.S. branch net assets amounted to approximately ₹2,647 crore. As of March 31, 2011, the Company has provided for branch profit tax of ₹176 crore for its U.S. branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹1,466 crore and ₹1,052 crore as of March 31, 2011 and March 31, 2010 respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2011 and March 31, 2010 is as follows :

in ₹ crore

	Year ended March 31,	
	2011	2010
Net current income tax asset / (liability) at the beginning	(57)	(307)
Translation differences	(10)	(4)
Income tax benefit arising on exercise of stock options	11	10
Income tax paid	2,856	1,754
Minimum Alternate Tax credit utilized [(1)]	–	549
Current income tax expense (*refer note 2.17*)	(2,624)	(2,059)
Net current income tax asset / (liability) at the end	176	(57)

[(1)] Minimum alternate tax of ₹288 crore was recognized and utilized during the year ended March 31, 2010

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows :

in ₹ crore

	As of March 31,	
	2011	2010
Deferred income tax assets		
Property, plant and equipment	257	217
Minimum alternate tax credit carry-forwards	63	42
Computer software	24	25
Accrued compensation to employees	26	–
Trade receivables	20	28
Compensated absences	104	50
Accumulated subsidiary losses	39	86
Others	28	26
Total deferred income tax assets	561	474
Deferred income tax liabilities		
Intangible asset	(2)	(2)
Temporary difference related to branch profits	(176)	(232)
Available-for-sale financial asset	(5)	(8)
Total deferred income tax liabilities	(183)	(242)
Total deferred income tax assets	378	232

in ₹crore

	As of March 31,	
	2011	2010
Deferred income tax assets to be recovered after 12 months	392	368
Deferred income tax liability to be settled after 12 months	(63)	(175)
Deferred income tax assets to be recovered within 12 months	169	106
Deferred income tax liability to be settled within 12 months	(120)	(67)
	378	232

In assessing the realization capability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the years ended March 31, 2011 and March 31, 2010 is as follows :

in ₹crore

	Year ended March 31,	
	2011	2010
Net deferred income tax asset at the beginning	232	408
Translation differences	9	3
Minimum alternate tax credit utilized	–	(549)
Credits relating to temporary differences (*refer note 2.17*)	134	378
Temporary difference on available-for-sale financial asset (*refer note 2.2*)	3	(8)
Net deferred income tax asset at the end	378	232

The credits relating to temporary differences during the year ended March 31, 2011 and March 31, 2010 are primarily on account of compensated absences, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of ₹63 core and ₹42 crore has been recognized on the Balance Sheet as of March 31, 2011 and March 31, 2010, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share :

	Year ended March 31,	
	2011	2010
Basic earnings per equity share – weighted average number of equity shares outstanding [1]	57,11,80,050	57,04,75,923
Effect of dilutive common equivalent shares – share options outstanding	1,88,308	6,40,108
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	57,13,68,358	57,11,16,031

[1] *Excludes treasury shares*

For the year ended March 31, 2011, and March 31, 2010 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries :

Particulars	Country	Holding as of	
		March 31, 2011	March 31, 2010
Infosys BPO Limited	India	99.98%	99.98%
Infosys Technologies (Australia) Pty. Limited	Australia	100%	100%
Infosys Technologies (China) Company Limited	China	100%	100%
Infosys Consulting, Inc.	U.S.	100%	100%
Infosys Technologies S. de R. L. de C. V.	Mexico	100%	100%
Infosys BPO s.r.o. [1]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o [1]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited [1][3]	Thailand	–	99.98%
Infosys Technologies (Sweden) AB	Sweden	100%	100%
Infosys Tecnologia do Brasil Ltda	Brazil	100%	100%
Infosys Consulting India Limited [2]	India	100%	100%
Infosys Public Services, Inc.	U.S.	100%	100%
Infosys Technologies (Shanghai) Company Limited [4]	China	100%	–
McCamish Systems LLC [1] (*refer note 2.3*)	U.S.	99.98%	99.98%

Notes :

[1] *Infosys BPO s.r.o., Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.*

[2] *Infosys Consulting India Limited is a wholly-owned subsidiary of Infosys Consulting.*

[3] *During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.*

[4] *On February 21, 2011 Infosys incorporated a wholly-owned subsidiary, Infosys Shanghai.*

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties :

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees' Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Note : Refer note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel who comprise directors and members of the executive council :

in ₹ crore

	Year ended March 31,	
	2011	2010
Salaries and other employee benefits	33	31

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments.

The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies.

Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment.

Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Company.

Fixed assets used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practical to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments

in ₹ crore

Year ended March 31, 2011	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	9,862	5,393	3,549	3,898	4,799	27,501
Identifiable operating expenses	4,122	2,311	1,420	1,647	2,100	11,600
Allocated expenses	2,456	1,370	899	990	1,218	6,933
Segment profit	3,284	1,712	1,230	1,261	1,481	8,968
Unallocable expenses						866
Operating profit						8,102
Other income, net						1,211
Profit before income taxes						9,313
Income tax expense						2,490
Net profit						6,823
Depreciation and amortization						862
Non-cash expenses other than depreciation and amortization						4

Industry segments (Contd.)

in ₹ crore

Year ended March 31, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,731	4,506	3,661	3,035	3,809	22,742
Identifiable operating expenses	3,068	1,993	1,284	1,243	1,544	9,132
Allocated expenses	1,953	1,139	926	767	964	5,749
Segment profit	2,710	1,374	1,451	1,025	1,301	7,861
Unallocable expenses						951
Operating profit						6,910
Other income, net						990
Profit before income taxes						7,900
Income tax expense						1,681
Net profit						6,219
Depreciation and amortization						942
Non-cash expenses other than depreciation and amortization						3

2.20.2 Geographic segments

in ₹ crore

Year ended March 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	17,958	5,927	599	3,017	27,501
Identifiable operating expenses	7,658	2,467	281	1,194	11,600
Allocated expenses	4,555	1,488	144	746	6,933
Segment profit	5,745	1,972	174	1,077	8,968
Unallocable expenses					866
Operating profit					8,102
Other income, net					1,211
Profit before income taxes					9,313
Income tax expense					2,490
Net profit					6,823
Depreciation and amortization					862
Non-cash expenses other than depreciation and amortization					4

in ₹ crore

Year ended March 31, 2010	North America	Europe	India	Rest of the World	Total
Revenues	14,972	5,237	270	2,263	22,742
Identifiable operating expenses	6,067	2,093	80	892	9,132
Allocated expenses	3,784	1,325	68	572	5,749
Segment profit	5,121	1,819	122	799	7,861
Unallocable expenses					951
Operating profit					6,910
Other income, net					990
Profit before income taxes					7,900
Income tax expense					1,681
Net profit					6,219
Depreciation and amortization					942
Non-cash expenses other than depreciation and amortization					3

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2011 and March 31, 2010.

2.21 Litigation

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The Company's management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the Company.

2.22 Tax contingencies

The Company has received demands from the Indian taxation authorities for payment of additional tax of ₹671 crore including interest of ₹177 crore, upon completion of their tax review for fiscal 2005, 2006 and 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006 and fiscal 2007 is pending before the Commissioner of Income tax (Appeals), Bangalore.

The Company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

Additional information

Employee strength and revenue growth since 1996

Fiscal	Employees	Growth %	IFRS (US$ million) [1]				IFRS (₹crore) [2]			
			Revenues	Growth %	Net Income [2]	Growth %	Income	Growth %	PAT	Growth %
1996	1,172	30	27	47	7	72	89	60	21	58
1997	1,705	45	40	49	9	27	139	57	34	60
1998	2,605	53	68	73	[3] 13	60	258	85	60	79
1999	3,766	45	121	77	[3] 30	119	509	98	133	120
2000	5,389	43	203	68	61	102	882	73	286	115
2001	9,831	82	414	103	132	115	1,901	115	623	118
2002	10,738	9	545	32	164	25	2,604	37	808	30
2003	15,876	48	754	38	195	18	3,640	40	955	18
2004	25,634	61	1,063	41	270	39	4,853	33	1,244	30
2005	36,750	43	1,592	50	419	55	7,130	47	1,846	48
2006	52,715	43	2,152	35	555	32	9,521	34	2,458	33
2007	72,241	37	3,090	44	850	53	13,893	46	3,850	57
2008	91,187	26	4,176	35	1,155	36	16,692	20	4,659	21
2009	1,04,850	15	4,663	12	1,281	11	21,693	30	5,975	28
2010	1,13,796	9	4,804	3	1,313	2	22,742	5	6,219	4
2011	1,30,820	15	6,041	26	1,499	14	27,501	21	6,823	10
5-year CAGR	20		23		22		24		23	

[1] *The data for the year 2007 and prior years is as per U.S. GAAP.*

[2] *The data for the year 2008 and prior years is as per consolidated Indian GAAP.*

[3] *Excludes a one-time deferred stock compensation expense arising from a stock split amounting to US$ 13 million and US$ 2 million in fiscal 1999 and 1998 respectively.*

Employee strength of the Infosys group

	2011		2010	
Functional classification				
Software professionals	1,23,811	94.6%	1,06,864	93.9%
Sales and support	7,009	5.4%	6,932	6.1%
	1,30,820	100.0%	1,13,796	100.0%
Gender				
Male	86,604	66.2%	75,674	66.5%
Female	44,216	33.8%	38,122	33.5%
	1,30,820	100.0%	1,13,796	100.0%
Age profile				
20 – 25	59,897	45.8%	55,334	48.6%
26 – 30	45,182	34.5%	38,162	33.5%
31 – 40	23,021	17.6%	18,208	16.0%
41 – 50	2,219	1.7%	1,729	1.5%
51 – 60	452	0.3%	333	0.4%
60 and above	49	0.1%	30	–
	1,30,820	100.0%	1,13,796	100.0%

Software development centers of the Infosys group

We have 63 global development centers of which 30 are in India – nine in Bangalore, four each in Chennai and Pune, three in Mangalore, two each in Bhubaneswar, Chandigarh and Thiruvananthapuram, and one each in New Delhi, Hyderabad, Jaipur and Mysore. We have a global development center in Toronto, Canada. In addition, we have eleven proximity development centers in the United States – Fremont, Quincy, Lisle, Bridgewater, Phoenix, Plano, Atlanta, Charlotte, Houston, Hartford and Bentonville; six in China; three in Australia; two each in Mexico and United Kingdom; and one each in Czech Republic, Japan (Tokyo), Mauritius, Poland, Philippines, Singapore, France and Brazil. Infosys BPO Limited, Infosys Australia, Infosys China, Infosys Shanghai, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are our wholly-owned subsidiaries.

Marketing offices of the Infosys group

We have 64 marketing offices around the world of which 60 are located outside India – 19 in the United States, four each in Australia and Germany, three each in Switzerland, U.A.E. and the U.K., two each in Canada, Czech Republic and France and one each in Belgium, Denmark, Finland, Hong Kong, Ireland, Japan, Norway, Spain, Sweden, Greece, The Netherlands, Mauritius, Mexico, Brazil, Russia, New Zealand, Singapore, and Malaysia. Addresses of offices are provided in the *Global presence* section of the Annual Report.

American Depositary Share (ADS)

About ADS

An American Depositary Share (ADS) is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-U.S. company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the United States to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

Difference between an ADS and a GDR

ADSs and Global Depositary Receipts (GDRs) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the United States, while GDRs represent securities listed outside the United States, typically in the United Kingdom.

Voting rights of ADS holders

In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote with respect to the equity shares representing the ADSs held by them.

Entitlement to cash dividends

Whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in U.S. dollars, based on the prevailing exchange rate, by the depositary bank, net of the depositary's fees and expenses.

Disclosure policy

We have a written disclosure policy, which covers interaction with external constituents such as analysts, fund managers and the media.

Select historical data

in ₹crore, except per share data, other information and ratios

	1982	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Financial performance											
Income	0.12	2,604	3,623	4,761	6,860	9,028	13,149	15,648	20,264	21,140	25,385
Operating profit (PBIDTA)	0.04	1,038	1,272	1,584	2,325	2,989	4,225	4,963	6,906	7,360	8,414
Interest	–	–	–	–	–	–	–	–	–	–	–
Depreciation	–	161	189	231	268	409	469	546	694	807	740
Provision for taxation	–	135	201	227	325	303	352	630	895	1,717	2,378
Profit after tax [1]	0.04	808	958	1,243	1,859	2,421	3,777	4,470	5,819	5,755	6,443
Dividend	–	132	179	196	310	412	649	758	1,345	1,434	1,723
One-time / special dividend	–	–	–	668	–	830	–	1,144	–	–	1,722
Margins (%)											
Operating profit margin (PBIDTA)	33.3	39.9	35.1	33.3	33.9	33.1	32.1	31.7	34.1	34.8	33.1
Net profit margin [1]	33.3	31.0	26.4	26.1	27.1	26.8	28.7	28.6	28.7	27.2	25.4
Return on average net worth [1]	96.9	46.6	38.8	40.7	43.8	39.9	41.9	36.3	37.2	28.9	27.7
Return on average capital employed	96.9	54.4	46.9	48.1	51.4	44.9	45.7	41.4	42.9	37.2	37.6
Per share data (₹) [2]											
Basic EPS [1]	–	15.27	18.09	23.43	34.63	44.34	67.82	78.24	101.65	100.37	112.26
Dividend	–	2.50	3.38	3.69	5.75	7.50	11.50	13.25	23.50	25.00	30.00
One-time / special dividend	–	–	–	12.50	–	15.00	–	20.00	–	–	30.00
Book value	–	39.29	53.98	61.03	96.87	125.15	195.41	235.84	310.90	384.01	426.73
Financial position											
Share capital	–	33	33	33	135	138	286	286	286	287	287
Reserves and surplus	0.04	2,047	2,828	3,220	5,107	6,759	10,876	13,204	17,523	21,749	24,214
Net worth	0.04	2,080	2,861	3,253	5,242	6,897	11,162	13,490	17,809	22,036	24,501
Debt	–	–	–	–	–	–	–	–	–	–	–
Gross block	–	961	1,273	1,570	2,183	2,837	3,889	4,508	5,986	6,357	6,934
Capital expenditure	–	323	219	430	794	1,048	1,443	1,370	1,177	581	1,152
Cash and cash equivalents	0.02	1,027	1,639	1,819	1,683	3,779	5,610	7,689	10,289	11,297	15,165
Investment in liquid mutual funds and certificate of deposits	–	–	–	930	1,168	684	–	–	–	3,497	119
Net current assets	0.06	1,293	2,018	1,220	2,384	3,832	7,137	8,496	12,288	13,141	18,391
Total assets	0.04	2,080	2,861	3,253	5,242	6,897	11,162	13,490	17,846	22,268	24,677
Shareholding related											
Number of shareholders	7	88,650	77,010	66,945	1,58,725	1,95,956	4,88,869	5,55,562	4,96,907	3,81,716	4,16,623
Market capitalization – period end	NA	24,654	26,847	32,909	61,073	82,154	1,15,307	82,362	75,837	1,50,110	1,86,100
Public shareholding (%) [3]	–	68.08	68.32	65.56	70.20	66.55	64.35	64.31	64.38	65.32	66.36
Credit rating											
Standard & Poor's					BBB	BBB	BBB	BBB+	BBB+	BBB+	BBB+
Dun & Bradstreet				5A1	5A1	5A1	5A1	5A1	5A1	5A1	5A1
Corporate governance rating											
CRISIL – (GVC)				Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1
ICRA				CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1

Notes : The above figures are based on Indian GAAP (standalone).
[1] Excluding extraordinary activities / exceptional items
[2] Calculated on a per share basis, adjusted for bonus issues in previous years
[3] Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders)

Revenue segmentation

Geographic segmentation

in %

	2011	2010	2009	2008	2007
North America	65.3	65.8	63.2	62.0	63.3
Europe	21.5	23.0	26.4	28.1	26.4
India	2.2	1.2	1.3	1.3	1.6
Rest of the World	11.0	10.0	9.1	8.6	8.7
Total	100.0	100.0	100.0	100.0	100.0

Industry segmentation

in %

	2011	2010	2009	2008	2007
Manufacturing	19.6	19.8	19.7	14.7	13.5
Banking, financial services and insurance	35.8	34.0	33.9	35.7	37.4
Banking and financial services	27.7	26.3	26.7	28.5	30.2
Insurance	8.1	7.7	7.2	7.2	7.2
Telecom	12.9	16.1	18.1	21.6	19.3
Retail	14.2	13.3	12.6	11.8	10.0
Energy and utilities	6.1	5.9	5.7	5.2	5.3
Transportation and logistics	1.9	2.0	2.3	2.5	2.4
Others	9.5	8.9	7.7	8.5	12.1
Total	100.0	100.0	100.0	100.0	100.0

Project type[1]

in %

	2011	2010	2009	2008	2007
Fixed price	40.3	38.5	35.4	31.0	26.7
Time and material	59.7	61.5	64.6	69.0	73.3
Total	100.0	100.0	100.0	100.0	100.0

[1] *Excluding products*

Service offering

in %

	2011	2010	2009	2008	2007
Services					
Application Development and Maintenance	39.0	41.3	42.4	45.4	48.0
Application Development	16.0	18.0	20.5	21.7	23.1
Application Maintenance	23.0	23.3	21.9	23.7	24.9
Business Process Management	5.6	6.1	6.0	5.7	4.7
Consulting Services and Package Implementation	25.5	24.4	24.9	23.8	21.1
Infrastructure Management	6.3	7.2	6.3	4.9	4.4
Product Engineering Services	2.4	2.2	2.2	1.6	1.6
Systems Integration	5.4	4.2	3.6	2.8	2.3
Testing Services	7.5	6.4	6.8	7.5	6.9
Others	3.4	4.0	3.9	4.7	7.1
Total services	95.1	95.8	96.1	96.4	96.1
Product revenues	4.9	4.2	3.9	3.6	3.9
Total	100.0	100.0	100.0	100.0	100.0

Geographic segmentation – 2011



2.2
11.0
21.5
65.3
North America
Europe
India
Rest of the World

Industry segmentation – 2011



1.9
9.5
6.1
19.6
14.2
12.9
35.8
Manufacturing
Banking, financial services and insurance
Telecom
Retail
Energy and utilities
Transportation
Others

Note : The above figures are based on IFRS (audited) financial statements

Statutory obligations

Software Technology Park scheme

We have set up Software Technology Parks (STPs), which are 100% export-oriented units, for the development of software at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune and Thiruvananthapuram (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of five years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of five years. Beginning April 2002, the export obligation on duty-free import of capital goods or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of three years. Beginning April 2003, the units are required to achieve positive Net Foreign Exchange earnings (NFE) only. The period to achieve the net positive NFE is five years from the date of commencement of production / renewal of the license for the unit.

The non-fulfillment of export obligations or positive net foreign exchange earnings (NFE) may result in penalties as stipulated by the government, which may have an impact on future profitability.

We have fulfilled our export obligations and achieved a positive net foreign exchange earnings for all our operations under the Software Technology Park scheme.

Special Economic Zone scheme

Our first Special Economic Zone (SEZ) unit, became operational at Mahindra World City (a private multi-product Special Economic Zone), Chennai, in the financial year 2005-06 and our second SEZ Unit in this SEZ become operational during the financial year 2010-11, with a total approved area of about 129.00 acres. We established our SEZ unit at Chandigarh (Rajiv Gandhi Chandigarh Technology Park), with an approved area of about 30.21 acres, in the financial year 2006-07. During the financial year 2007-08, SEZ units were established in Pune and Mangalore, with an approved area of about 77.81 acres and 305.58 acres respectively. During the financial year 2009-10 our SEZ unit at Thiruvananthapuram, with an approved area of about 50 acres, commenced production. During the financial year 2010-11 we have commenced our operations at SEZ units in Mysore and Hyderabad, with an approved area of about 54.64 acres and 447.33 acres respectively. The SEZ Units came into existence under the new Special Economic Zones Act, 2005 ('the SEZ Act').

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years, subject to the unit meeting defined conditions. Other fiscal benefits including indirect tax waivers are being extended for setting up, operating and maintaining the unit.

The units operating under the SEZ scheme are required to achieve positive net foreign exchange earnings (NFE) over a period of five years from the date of commencement. We have achieved positive foreign exchange earnings for all our operations under the SEZ Scheme. However, in case of SEZ's operationalized during the year, the positive foreign exchange earnings will be met in the future.

Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian tax laws. These currently include :

(i) deduction of export profit from the operation of software development facilities designated as Software Technology Parks (the STP tax deduction) and

(ii) deduction of export profits from units in Special Economic Zones.

The period for which STP tax deduction is available to each STP was restricted to ten consecutive years, starting from the financial year when the unit started producing computer software or March 31, 2011, whichever is earlier.

The details regarding the commencement of operations at our STP locations and the year up to which the deduction under the STP scheme was availed are as follows :

Software Technology Park	Year of commencement [1]	Tax exemption	
		Claimed from [1]	Available up to [1]
Infosys			
Electronics City, Bangalore	1995	1997	2004
Mangalore	1996	1999	2005
Pune	1997	1999	2006
Bhubaneswar	1997	1999	2006
Chennai	1997	1999	2006
Phase I, Electronics City, Bangalore	1999	1999	2008
Phase II, Electronics City, Bangalore	2000	2000	2009
Hinjawadi, Pune	2000	2000	2009
Mysore	2000	2000	2009
Hyderabad	2000	2000	2009
Chandigarh	2000	2000	2009
Sholinganallur, Chennai	2001	2001	2010
Konark, Bhubaneswar	2001	2001	2010
Mangala, Mangalore	2001	2001	2010
Thiruvananthapuram	2004	2004	2011
Infosys BPO			
Phase I, Electronics City, Bangalore	2002	2002	2011
Pune	2003	2003	2011
Phase II, Electronics City, Bangalore	2005	2005	2011
Jaipur	2006	2006	2011
Gurgaon	2006	2006	2011
Chennai	2004	2004	2011

[1] *Financial year*

The details regarding the commencement of operations at our SEZ locations and the year up to which the deduction under the SEZ scheme is available are as follows :

Special Economic Zone	Year of commencement [1]	Tax exemption	
		Claimed from [1]	Available up to [1]
Infosys			
Mahindra City – unit 1, Chennai	2006	2006	2020
Chandigarh	2007	2007	2021
Mangalore	2008	2008	2022
Pune	2008	2008	2022
Thiruvananthapuram	2010	2010	2024
Mysore	2011	2011	2025
Hyderabad	2011	2011	2025
Mahindra City – unit 2, Chennai	2011	2011	2025
Infosys BPO			
Pune	2007	2007	2021
Jaipur	2008	2008	2022
Gurgaon	2008	2008	2022

[1] *Financial year*

The benefits of these tax incentive programs have historically resulted in an effective tax rate, well below the statutory rates for us. There is no assurance that the Government of India will continue to provide these incentives.

The government may reduce or eliminate the tax exemptions provided to Indian exporters at any time in the future. This may result in our export profits being fully taxed, and may adversely affect the post-tax profits in the future.

On a full tax-paid basis, without any duty concessions on equipment, hardware and software, our post-tax profits for the relevant years are estimated as follows :

in ₹ crore, except per share data

	2011	2010	2009
Profit before tax	9,313	7,900	6,894
Less : Additional depreciation on duty waived for certain assets	49	70	90
Reduction in other income	53	49	67
Adjusted profit before tax	9,211	7,781	6,737
Less : Income tax on the above on full tax basis	3,162	2,776	2,400
Restated profit after tax	6,049	5,005	4,337
Restated basic EPS (₹)	105.89	87.74	76.15

Note : The figures above are based on IFRS financial statements. However, it may be noted that this is only an academic exercise. We have provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Human resource valuation

A fundamental dichotomy in accounting practices is between human and non-human capital. As a standard practice, non-human capital is considered as assets and reported in the financial statements, whereas human capital is mostly ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

We have used the Lev & Schwartz model to compute the value of human resources. The evaluation is based on the present value of future earnings of employees and on the following assumptions :

a) Employee compensation includes all direct and indirect benefits earned both in India and overseas

b) The incremental earnings based on group / age have been considered

c) The future earnings have been discounted at the cost of capital of 11.21% (previous year 10.60%).

in ₹ crore, unless stated otherwise

	2011	2010
Employees (no.)		
Software professionals	1,23,811	1,06,864
Support	7,009	6,932
Total	1,30,820	1,13,796
Value of human resources		
Software professionals	1,22,539	1,06,173
Support	12,566	7,114
Total	1,35,105	1,13,287
Total income [1]	27,501	22,742
Total employee cost [1]	14,856	12,093
Value-added	25,031	20,935
Net profit [1]	6,823	6,219
Ratios		
Value of human resources per employee	1.03	1.00
Total income / human resources value (ratio)	0.20	0.20
Employee cost / human resources value (%)	11.0	10.7
Value-added / human resources value (ratio)	0.19	0.18
Return on human resources value (%)	5.1	5.5

[1] *As per IFRS (audited) financial statements*

Value-added statement

in ₹ crore

	2011	%	2010	%	Growth %
Value-added					
Income	27,501		22,742		20.9
Less : Operating expenses excluding personnel costs					
Software development and business process management expenses	2,083		1,461		
Selling and marketing expenses	294		249		
General and administration expenses	1,304		1,087		
	3,681		2,797		
Value-added from operations	23,820		19,945		19.4
Other income (including exceptional items)	1,211		990		
Total value-added	25,031		20,935		19.6
Distribution of value-added					
Human resources					
Salaries and bonus	14,856	59.4	12,093	57.8	22.8
Providers of capital					
Dividend [1]	3,445	13.8	1,434	6.8	140.2
Minority interest	–	–	–	–	–
Interest on debt	–	–	–	–	–
	3,445	13.8	1,434	6.8	140.2
Taxes					
Corporate income taxes	2,490	9.9	1,681	8.0	48.1
Dividend tax [1]	568	2.3	240	1.2	136.7
	3,058	12.2	1,921	9.2	59.2
Income retained in business					
Depreciation and amortization	862	3.4	942	4.5	(8.5)
Retained in business	2,810	11.2	4,545	21.7	(38.2)
	3,672	14.6	5,487	26.2	(33.1)
Total	25,031	100.0	20,935	100.0	19.6

Note : The figures above are based on IFRS financial statements.
[1] Considered on accrual basis

Brand valuation

The strength of the invisible

From time to time, we have used various models for evaluating assets of the Balance Sheet to bring certain advances in financial reporting to the notice of our shareholders. The aim of such modeling is to lead the debate on the Balance Sheet of the next millennium. These models are still the subject of debate among researchers and using the data in projecting the future is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

A Balance Sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the business environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a high-tech company.

Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value of highly branded companies, and brought brand valuation to the fore. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a 'trust mark' – a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of the relentless pursuit of quality in manufacturing, selling, servicing, advertising and marketing. It is integral to the quality of client experiences in dealing with the Company and its services over a period.

The sixth annual BRANDZ™ Top 100 Most Valuable Global Brands ranking published in conjunction with Bloomberg and Kantar Worldpanel was announced in 2011 by Millward Brown. According to the report, Apple topped the ranking with a brand value of US$ 153.3 billion. The market capitalization of Apple as on 31st March 2011 was US$ 322.26 billion. Thus, 47.6% of market capitalization represented its brand value. The contribution of brand value in commanding price premiums and decreased cost of entry into new markets and categories is significant. Companies adopt strategic approaches and best practice methodologies to improve their brand value.

Approach to brand valuation

The task of measuring brand value is a complex process. Several models are available for assessing brand value. The most widely used is the brand-earnings-multiple model. There are several variants of this model.

We have adapted the generic brand-earnings-multiple model (reference : *Valuation of Trademarks and Brand Names* by Michael Birkin in the book, *Brand Valuation*, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, 'Infosys'. The methodology followed for valuing our brand is as follows :

- Determine brand profits by eliminating the non-brand profits from the total profits
- Restate the historical profits at present-day values
- Provide for the remuneration of capital to be used for purposes other than promotion of the brand
- Adjust for taxes
- Determine the brand-strength or brand-earnings multiple.

Brand-strength multiple is a function of several factors such as leadership, stability, market, internationality, trend, support and protection. We have evaluated these factors on a scale of 1 to 100 internally, based on the information available.

Brand valuation

in ₹ crore

	2011	2010	2009
Profit before interest and tax	9,313	7,900	6,894
Less : Non-brand income	1,090	891	426
Adjusted profit before tax	8,223	7,009	6,468
Inflation factor	1.000	1.103	1.217
Present value of brand profits	8,223	7,732	7,871
Weightage factor	3	2	1
Weighted average profits	8,001	–	–
Remuneration of capital	1,284	–	–
Brand-related profits	6,717	–	–
Tax	2,231	–	–
Brand earnings	4,486	–	–
Brand multiple	9.03	–	–
Brand value	40,509	–	–

Assumptions

- The figures above are based on IFRS financial statements.
- Brand revenue is total revenue excluding other income after adjusting for cost of earning such income, since this is an exercise to determine our brand value as a Company and not for any of our products or services.
- Inflation is assumed at 9.35% per annum; 5% of the average capital employed is used for purposes other than promotion of the brand and tax rate is at 33.22%.
- The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information).

in ₹ crore

	2011	2010	2009
Brand value	40,509	36,907	32,345
Market capitalization	1,86,100	1,50,110	75,837
Brand value as a percentage of market capitalization (%)	21.8	24.6	42.7
Brand value / revenue (x)	1.47	1.62	1.49

Economic Value-Added (EVA®) statement

Economic Value-Added is the surplus generated by an entity after meeting an equitable charge towards providers of capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) less the cost of capital employed. Companies which earn higher returns than cost of capital create value, and companies which earn lower returns than cost of capital are deemed harmful for shareholder value.

in ₹ crore, except as otherwise stated

	2011	2010	2009	2008	2007
Cost of capital					
Return on risk-free investment (%)	7.66	7.20	7.00	8.00	8.00
Market premium (%)	5.00	5.00	7.00	7.00	7.00
Beta variant	0.71	0.68	0.74	0.76	0.99
Cost of equity (%)	11.21	10.60	12.18	13.32	14.97
Average debt / total capital (%)	–	–	–	–	–
Cost of debt – net of tax (%)	NA	NA	NA	NA	NA
Weighted Average Cost of Capital (WACC) (%)	11.21	10.60	12.18	13.32	14.97
Average capital employed	25,688	21,634	17,431	12,527	9,147
Economic Value-Added (EVA®)					
Operating profits	8,102	6,910	6,421	4,640	3,877
Less : Tax	2,490	1,681	919	685	386
Cost of capital	2,880	2,293	2,123	1,669	1,369
Economic Value-Added	2,732	2,936	3,379	2,286	2,122
Enterprise value					
Market value of equity	1,86,100	1,50,110	75,837	82,362	1,15,307
Add : Debt	–	–	–	–	–
Less : Cash and cash equivalents	16,810	15,819	10,993	8,307	6,033
Enterprise value	1,69,290	1,34,291	64,844	74,055	1,09,274
Return ratios					
PAT / average capital employed (%)	26.6	28.7	34.3	37.2	42.2
EVA® / average capital employed (%)	10.6	13.6	19.4	18.2	23.2
Enterprise value / average capital employed (x)	6.6	6.2	3.7	5.9	11.9
Growth (%)					
Operating profits	17.3	7.6	38.4	19.7	46.1
Average capital employed	18.7	24.1	39.1	37.0	48.1
EVA®	(6.9)	(13.1)	47.8	7.7	37.8
Market value of equity	24.0	97.9	(7.9)	(28.6)	40.4
Enterprise value	26.1	107.1	(12.4)	(32.2)	41.1

Notes : Cost of equity = return on risk-free investment + expected risk premium on equity investment adjusted for our beta variant in India.
Figures above are based on IFRS financial statements. The data for year 2008 and 2007 is as per consolidated Indian GAAP.
Cash and cash equivalents include investments in liquid mutual funds and certificate of deposits.


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
50%
40%
30%
20%
10%
0%
2007
2008
2009
2010
2011
EVA (₹ crore)
2,122
2,286
3,379
2,936
2,732
PAT as a % of average capital employeed
42.2%
37.2%
34.3%
28.7%
26.6%

Balance Sheet including intangible assets

As at March 31,

in ₹ crore

	2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	16,666	12,111
Available-for-sale financial assets	21	2,518
Investment in certificates of deposit	123	1,190
Trade receivables	4,653	3,494
Unbilled revenue	1,243	841
Derivative financial instruments	66	95
Prepayments and other current assets	917	641
Total current assets	23,689	20,890
Non-current assets		
Property, plant and equipment	4,844	4,439
Goodwill	825	829
Intangible assets		
Brand value	40,509	36,907
Human resources value	1,35,105	1,13,287
Other intangible assets	48	56
Available-for-sale financial assets	23	38
Deferred income tax assets	378	346
Income tax assets	993	667
Other non-current assets	463	347
Total non-current assets	1,83,188	1,56,916
Total assets	2,06,877	1,77,806
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	44	10
Current income tax liabilities	817	724
Client deposits	22	8
Unearned revenue	518	531
Employee benefit obligations	140	131
Provisions	88	82
Other current liabilities	2,012	1,707
Total current liabilities	3,641	3,193
Non-current liabilities		
Deferred income tax liabilities	–	114
Employee benefit obligations	259	171
Other non-current liabilities	60	61
Total liabilities	3,960	3,539
Equity		
Share capital	286	286
Share premium	3,082	3,047
Retained earnings	23,826	20,668
Capital reserves-intangible assets	1,75,614	1,50,194
Other components of equity	109	72
Total equity attributable to equity holders of the Company	2,02,917	1,74,267
Total liabilities and equity	2,06,877	1,77,806

Notes : The figures above are based on IFRS financial statements.

This Balance Sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

Intangible assets score sheet

We caution investors that this data is provided only as additional information to them. We are not responsible for any direct, indirect or consequential losses suffered by any person using this data.

From the 1840s to the early 1990s, a corporate's value was mainly driven by its tangible assets – values presented in the corporate Balance Sheet. The managements of companies valued these resources and linked all their performance goals and matrices to these assets – Return on Investment and capital turnover ratio. The market capitalization of companies also followed the value of tangible assets shown in the Balance Sheet with the difference seldom being above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. In short, intangible assets are the key drivers of market value in this new economy.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adaptation, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marquee clients.

Intangible assets

The intangible assets of a company can be classified into four major categories : human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills of the employees of an organization.

Intellectual property assets

Intellectual property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies and communication systems.

External assets

External assets are market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the Company) and brand value.

The score sheet

We published models for valuing two of our most important intangible assets – human resources and the 'Infosys' brand. This score sheet is broadly adopted from the intangible asset score sheet provided in the book titled, *The New Organizational Wealth*, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating our market-worthiness.

Clients

The growth in revenue is 25.8% this year, compared to 3% in the previous year (in U.S. dollar). Our most valuable intangible asset is our client base. Marquee clients or image-enhancing clients contributed 49.8% of revenues during the year. They gave stability to our revenues and also reduced our marketing costs.

The high percentage of revenues 98.0% from repeat orders during the current year is an indication of the satisfaction and loyalty of our clients. The largest client contributed 4.7% to our revenue, compared to 4.6% during the previous year. The top 5 and 10 clients contributed around 15.4% and 25.7% to our revenue respectively, compared to 16.4% and 26.2% respectively, during the previous year. Our strategy is to increase our client base and, thereby, reduce the risk of depending on a few large clients. During the year, we added 139 new clients compared to 141 in the previous year. We derived revenue from customers located in 71 countries against 66 countries in the previous year. Sales per client grew by around 16.6 % from US$ 8.35 million in the previous year to US$ 9.74 million this year. Days Sales Outstanding (DSO) was 63 days this year compared to 59 days in the previous year.

Organization

During the current year, we invested around 2.57% of the value-added (2.34% of revenues) in technology infrastructure, and around 2.13% of the value-added (1.94% of revenues) on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 31.8 years, as against the previous year's average age of 30.4 years. The sales per support staff has increased during the year compared to the previous year and the proportion of support staff to the total organizational staff, has marginally decreased over the previous year.

People

We are in a people-oriented business. We added 43,120 employees this year on gross basis (net 17,024) from 27,639 (net 8,946) in the previous year. We added 15,883 laterals this year against 4,895 in the previous year. The education index of employees has gone up substantially to 3,43,407 from 2,96,586. This reflects the quality of our employees. Our employee strength comprises people from 88 nationalities as at March 31, 2011. The average age of employees as at March 31, 2011 was 27. Attrition was 17.0% for this year compared to 13.4% in the previous year (excluding subsidiaries).

Notes

- Marquee or image-enhancing clients are those who enhance the Company's market-worthiness, typically, Fortune 500 clients. They are often reference clients for us.
- Sales per client is calculated by dividing total revenue by the total number of clients.
- Repeat business revenue is the revenue during the current year from those clients who contributed to our revenue during the previous year too.
- Value-added statement is the revenue less payment to all outside resources. The statement is provided in the *Value-added statement* section of this document.
- Technology investment includes all investments in hardware and software, while total investment in the organization is the investment in our fixed assets.
- The average proportion of support staff is the average number of support staff to average total staff strength.
- Sales per support staff is our revenue divided by the average number of support staff (support staff excludes technical support staff)

- The education index is shown as at the year end, with primary education calculated as 1, secondary education as 2 and tertiary education as 3.

External structure – our clients

	2011	2010
Growth / renewal		
Revenue growth (%)		
In U.S. dollar terms	26	3
In rupee terms	21	5
Exports / total revenue (%)	98	99
Clients		
Total	620	575
Added during the year	139	141
Marquee clients		
Total	138	126
Added during the year	22	19
Revenue contribution (%)	50	50
Revenue derived – number of countries	71	66
Efficiency		
Sales / Client		
US$ million	9.74	8.35
₹ crore	44.36	39.55
Sales and marketing expenses / revenue (%)	5.50	5.21
DSO (days)	63	59
Provision for debts / revenue (%)	0.01	–
Stability		
Repeat business (%)	98.0	97.3
No. of clients accounting > 5% of revenue	–	–
Client concentration		
Top client (%)	4.7	4.6
Top five clients (%)	15.4	16.4
Top ten clients (%)	25.7	26.2
Client distribution		
1 million dollar +	366	338
5 million dollar +	187	159
10 million dollar +	126	97
20 million dollar +	73	59
30 million dollar +	53	41
40 million dollar +	41	33
50 million dollar +	28	26
60 million dollar +	24	16
70 million dollar +	19	12
80 million dollar +	15	10
90 million dollar +	11	8
100 million dollar +	11	6
200 million dollar +	2	1

Internal structure – our organization

	2011	2010
Growth / renewal		
R&D		
R&D / total revenue (%)	1.94	1.93
R&D / value-added (%)	2.13	2.09
Technology investment		
Investment / revenue (%)	2.33	2.37
Investment / value-added (%)	2.56	2.58
Total investment		
Total investment / total revenue (%)	4.73	2.89
Total investment / value-added (%)	5.20	3.14
Efficiency		
Sales per support staff		
US$ million	0.92	0.84
₹crore	4.20	4.00
General and administrative expenses / revenue (%)	7.17	7.16
Average proportion of support staff (%)	5.35	5.36
Stability		
Average age of support staff (years)	31.8	30.4

Competence – our people

	2011	2010
Growth / renewal		
Total employees added during the year	1,30,820	1,13,796
Gross	43,120	27,639
Net	17,024	8,946
Laterals added	15,883	4,895
Staff education index	3,43,407	2,96,586
Employees – number of nationalities	88	83
Gender classification (%)		
Male	66.2	66.5
Female	33.8	33.5
Number of non-Indian national employees	7,805	6,064
Efficiency		
Value-added / employee (₹crore)		
Software professionals	0.22	0.21
Total employees	0.20	0.20
Value-added / employee (US$ million)		
Software professionals	0.05	0.04
Total employees	0.05	0.04
Stability		
Average age of employees (years)	27	27
Attrition – excluding subsidiaries (%)	17.0	13.4
Attrition – excluding involuntary separation (%)	15.5	10.4

Note : The above figures are based on IFRS financial statements.

ValueReporting™

At Infosys, we have always believed that information asymmetry between the Management and shareholders should be minimized. Accordingly, we have always been at the forefront in practicing progressive and transparent disclosures. We were the first in India to adopt the U.S. Generally Accepted Accounting Principles (U.S. GAAP). Further, we were the first foreign private issuer in India to file primary financial statements with the Securities and Exchange Commission (SEC) in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Thereafter, we rapidly progressed to additional disclosures that give deeper insights to the way we run our business and into our value creation. We continue to provide additional information even though it is not mandated by law because we believe that it will enable investors to make more informed choices about our performance.

The book, *The Value Reporting Revolution : Moving Beyond the Earnings Game*, authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated to the accounting firm, PricewaterhouseCoopers, (published by John Wiley & Sons, Inc., U.S., ©2001), acknowledged the need to go beyond GAAP in providing information to shareholders. In their book, *Building Public Trust : The Future of Corporate Reporting* (published by John Wiley & Sons, Inc., U.S., ©2002 PricewaterhouseCoopers), our business model and reporting were referred to in detail.

We believe the following Value Reporting™ paradigm applies to us :

The ValueReporting™ paradigm


Infosys Group
Better Managed Business
Creation
Create sustainable customer value through our service and solution offerings
Grow responsibly with industry leading profitability
Preservation
Exercise judicious control over expenses to ensure predictability in earnings
De-risk growth to ensure high-quality growth, thereby protecting shareholders' value
Realization
Seek to meet or exceed our communicated goals
Seek to realize shareholder expectations through superior investor communications
Infosys Investors

We identified the need to provide a range of non-financial parameters early in our existence – before our Indian public offering in 1993.

To reduce information asymmetry, we make the following disclosures in addition to the mandated Indian and IFRS financial statements and supplementary data as required by the relevant statutes :

- Brand valuation
- Balance Sheet including intangible assets
- Economic Value-Added (EVA®) statement
- Intangible asset scorecard
- Risk management report
- Human resource accounting and value-added statement

The Corporate Reporting™ framework


Market Overview
• Competitive environment
• Regulatory environment
• Macro environment
Strategy & Structure
• Goals and objectives
• Governance
• Risk framework
• Organizational design
• Innovation
Managing for value
• Financial assets
• Physical assets
• Customers
• People
• Brands and intellectual assets
• Supply chain
• Society
Performance
• Economic
• Operating
• Environmental, social and ethical
• Segmental

By adopting similar internal measures to evaluate business performance, our employees are adjudged based on metrics that are additional to the financials. This balances financial and non-financial performance across all levels of the organization. Accordingly, we seek to align the measures by which stakeholders measure our performance with what results in employee rewards.

In addition to the Annual Report, a Sustainability Report measuring compliance against the Global Reporting Initiative (GRI) is also being published since fiscal 2008.

In fiscal 2005, we adopted and furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC) for the first time. We are the fourth Company worldwide to adopt XBRL. As the SEC website is under preparation for the acceptance of IFRS XBRL filings, we have not been furnishing our IFRS filings after March 31, 2009 although we have completed a pilot testing on XBRL statements in IFRS. We have been invited by the International Accounting Standards Board to conduct pilot testing of the new versions of the IFRS taxonomy.

The book, *One Report : Integrated Reporting for a Sustainable Strategy*, authored by Robert Eccles and Michael Krzus, (published by John Wiley & Sons, Inc., U.S., © 2010), analyses the need to give one integrated report for financial and non-financial measures for providing information to shareholders. Although we give all the information through multiple reports today, we would be striving towards an integrated report in future. In an endeavor to achieve the same we have significantly enhanced the involvement of social media network by having a Company presence on Facebook™ and Twitter™ for interacting with a wider and larger part of the stakeholder community. We have also adopted a social media policy that provides guidelines for participating in social media responsibly without compromising the Company' interest by deliberate or inadvertent disclosure of Company confidential / proprietary information.

In the coming years, we will continue in our commitment to furnish additional qualitative information to help our shareholders better understand the Management of our business.

Management structure


Chairman & Chief Mentor
Narayana Murthy N. R.
CEO & Managing Director
Gopalakrishnan S.
COO & Director
Shibulal S. D.
Banking & Capital Markets (BCM)
Strategic Global Sourcing
Ashok Vemuri
(SVP & Member of EC)
Enterprise Solutions (ES)
Chandra Shekar Kakal
(SVP & Member of EC)
Manufacturing (MFG)
Product Engineering (PE)
Product Lifecycle and Engineering Solutions (PLES)
Srinivas B. G.
(SVP & Member of EC)
Communications Media & Entertainment (CME)
Global Sales, Alliances & Marketing
Independent Validation Solutions (IVS)
Subhash Dhar
(SVP & Member of EC)
Consulting Solutions (CS)
Stephen Pratt
(CEO & Managing Director, IC)
Insurance, Healthcare & life Sciences (IHL)
Eric Paternoster (SVP)
Energy, Utilities & Services (EUS)
Systems Integration (SI)
Prasad Thrikutam (SVP)
Retail, Consumer Packaged Goods & Logistics (RETL)
Infrastructure Management Services (IMS)
Pravin Rao U. B. (SVP)
New Markets & Services (NMS)
Dheeshjith V. G. (SVP)
Infosys Labs
Subramanyam G. V. (SVP)
Security Audit & Architecture
Mallya P. D. (VP)
Director & Head - Delivery Excellence
Srinath Batni
Computers & Communications Division
Muralikrishna K. (SVP)
Director & Head - Quality & Productivity, IS, CDG
Dinesh K.
Quality & Productivity
Satyendra Kumar (SVP)
Communication Design Group
Information Systems
Surya Prakash K. (VP)
Director & Head – Finacle, Admin, HRD, ILI, E&R
Mohandas Pai T. V.
Finacle
Haragopal M. (SVP)
Administration, Commercial, Facilities, Infrastructure & Security
Ramadas Kamath U. (SVP)
Human Resources Development
Nandita Gurjar (SVP)
Education & Research
Srikantan Moorthy (SVP)
Infosys Leadership Institute
Matthew Barney (VP)
CFO
Balakrishnan V.
(SVP & Member of EC)
Chief Risk Officer
Ranganath D. M. (VP)
Head - Legal
Samuel Mani Kallupurakal (AVP)
Company Secretary
Parvatheesam Kanchinadham
Corporate Planning & Business Assurance
Sanjay Purohit (VP)

Corporate Organization Structure – Infosys Technologies Ltd.

Legend:

EC : Executive Council
IC : Infosys Consulting, Inc.

Designations:

CEO : Chief Executive Officer
COO : Chief Operating Officer
CFO : Chief Financial Officer
SVP : Senior Vice President
AVP : Associate Vice President
VP : Vice President

As on March 31, 2011

Infosys Foundation

It is every man's obligation to put back into the world at least the equivalent of what he takes out of it.

– Albert Einstein

The Infosys Foundation was set up in 1996 with the noble intention of supporting the underprivileged sections of the society and enriching their lives.

Promoted by Infosys Technologies Limited, the Foundation started small, but has now spread its work across various parts of India. A small but dedicated team of the Foundation has sustained and nurtured developmental programs across the most needy areas. The Foundation's activities range from making healthcare accessible, to spreading education, sponsoring the arts and rehabilitation of affected communities, especially in the rural and underdeveloped regions of India.

The key focus areas of the Foundation are :

- Social rehabilitation and rural uplift
- Learning and education
- Healthcare
- Arts and culture

The highlights of some of the projects the Foundation was involved in during 2010-11 are :

Learning and education

Education is a strong empowering factor in improving the quality of life of the underprivileged and to bring about grass root socio-economic change. The Foundation believes that by providing the platform to support primary, secondary, higher education, vocational and professional learning through public and private agencies, we can empower our people to realize their full potential. Some of the work that the Foundation has done in this field during 2010-11 are :

- Distributed Kannada and English illustrated story book series – Chandamama in 3,158 schools across rural Karnataka
- Awarded a cash reward of ₹10,000 to each team that participated in the Olympiad Science Congress through the Tata Institute of Fundamental Research
- Awarded scholarships to 4,000 meritorious students from economically weaker backgrounds
- Awarded 10 scholarships to meritorious Ph.D students in various faculties at Gulbarga University
- Supplied books and education materials to the Door Step mobile school that provides free education to underprivileged children in Pune
- Helped in part in the construction of school buildings and toilets in Andhra Pradesh, Chennai, Maharashtra, Bihar and Madhya Pradesh
- Donated furniture to colleges, schools and libraries in Maharashtra and Karnataka
- Donated computers to schools in Karnataka, Andhra Pradesh and Maharashtra
- Assisted in the renovation of the library at the Gokhale Institute of Public Affairs that houses 50,000 books
- Through the Manohar Grantha Mala, helped publish the unpublished works of writers of yesteryear for the purpose of documentation
- Sponsored the first International Sanskrit Book Fair held in Bangalore

Healthcare

Developing countries such as India face an acute need in the areas of accessible and affordable healthcare. The Infosys Foundation regularly supports programs that address this need. In 2010-11, the Foundation has supported the following initiatives and programs :

- Completed the construction of Standard Care & Rehabilitation Centre for mentally ill homeless persons run by the Chittaprakash Trust in H. D. Kote, Karnataka
- Supplied mobile incubators to different hospitals on an experimental basis for the care of poor patients
- Supplied food to in-patients suffering from leprosy, tuberculosis, HIV and eye conditions in rural Karnataka

Arts and culture

With rapid urbanization and advances in technology, local crafts and arts are becoming endangered, and the lack of sponsorship and support is making their survival even more difficult. The Infosys Foundation identifies, nurtures and promotes rare and vanishing folk arts of the country, and supports them through various scholarships. In the year, 2010-11, the Foundation supported the following initiatives :

- Sponsored the publication of a book on Kantha embroidery that speaks of the tradition of Kantha and its evolution into a highly valued art form
- Sponsored Yakshagana Puppet Shows by Kogga Kamath and Sri Gopalakrishna Yakshagana Bombeyata Sangha, Kasaragod and Surabhi troops from Hyderabad
- Sponsored stage theatre events and shows by various troupes, both local and international, for a year
- Sponsored music concerts by 50 musicians through the Bharatiya Vidya Bhavan
- Sponsored the publication of Karnataka Kala Darshana through the Navakarnataka Publication Pvt. Ltd.
- Sponsored the publication of Kannada plays, short stories and novels by Masti Venkatesh Iyengar by the M. V. J. K Trust (Reg.)

Social rehabilitation and rural welfare

The Foundation works closely with partners and communities that strive towards the mitigation of social inequality. In the year 2010-11, we were involved in the following activities :

- Constructed 2,541 houses for flood victims in Belgaum, Gulbarga, Dharwad, Gadag, Bagalkot, Bijapur and Karwar
- Donated sewing machines to 500 destitute women in rural Karnataka and Andhra Pradesh and helped them earn a living and lead respectable lives
- Supported the rehabilitation of 914 street children in Delhi through the NGO, Sathi
- Supported the rehabilitation of 920 devadasi women and 1,240 devadasi children
- Sponsored the training of 300 tribal persons in agriculture, horticulture, sericulture, floriculture bee-keeping, farm machinery operation and maintenance, fishery, dairy and poultry farming, welding and carpentry
- Supported orphanages and schools for the physically handicapped, the visually impaired and the hearing impaired in Karnataka, Tamil Nadu and Maharashtra
- Provided support to development work in Bihar, Madhya Pradesh, Orissa and Andhra Pradesh through the Sri Kottala Basaveshwara Bharatiya Sikshana Samiti Sedam
- Empowered over 7,50,000 women in three districts in Karnataka by training them in hygiene, health, nutrition, infant care, livelihood, literacy and sanitation through an experimental program called Jnanavikasa.

Report on health, safety and environment

In managing Health, Safety and Environment (HSE) during the year, we focused our efforts on better design, smarter operations, reduction in wastage of resources and strengthening systems to reduce potential health and safety incidents.

OZONE

OZONE – Infosys' Health, Safety and Environmental Management System (HSEMS) enunciates our philosophy and commitment towards environmental protection and management of health and safety of our employees, contractors and visitors. During March 2011, we were recertified compliant to ISO 140001: 2004 standard and OHSAS 18001: 2007 specifications at all our development centers in India. These certifications are a testament to our consistent pursuit of excellence in HSE management at Infosys.

Some of the most significant HSE initiatives undertaken during the year are listed below:

Awareness and employee engagement

We encourage our employees to get actively involved in initiatives that work towards the improvement of society and the environment around us. Several employee-driven eco groups have been instituted at our development centers and we encourage them to participate in campaigns that inculcate eco-friendly lifestyles. Some of the major environmental campaigns conducted successfully during 2010-11 by our eco groups are:

- The global work party on climate change conducted by 350.org which saw participation by thousands of employees
- The Earth hour week which culminated in 'Earth hour' observed globally by the WWF
- The deployment of an interactive sustainability portal. This was developed by the Hyderabad Eco Club and helps in tracking the carbon footprint of the campus

Energy

Opportunities for energy conservation were identified in all our operations, for both the physical and IT infrastructure. Some of the significant initiatives that have been taken up during the year are listed here:

- Installation of wind turbines at our campuses in Pune, Bangalore and Mangalore
- Installation of occupancy sensors in conference rooms and rest rooms
- Introduction of LED lamps in lieu of fluorescent tubes
- Installed Variable Frequency Drives (VFD) in condenser pumps on chillers
- Initiative to replace old and inefficient utilities such as DG sets, pumps and motors
- Setting up of a strong monitoring system for the Environmental Management System as per ISO 14001 guidelines

These measures have resulted in a reduction of the per capita power consumption by over 3.85% during the year.

Infrastructure development

Our persistent efforts to build the most sustainable infrastructure were acknowledged last year with two of our buildings, one each in Jaipur and Thiruvananthapuram campuses, being awarded the LEED Platinum rating, the highest standard for Green Buildings by the Indian Green Building Council (IGBC). Continuing this commitment, all our new buildings that are under construction have been registered for LEED rating from the IGBC and are designed with a high performance envelope. This reduces the solar heat gain, while providing natural light. The energy performance of all the buildings designed in the previous year has been found to be more efficient than the globally accepted ASHRAE efficiency standards.

The following are some of the measures implemented during the year:

- A new building at our Hyderabad campus has been commissioned with radiant cooling, a method of cooling used for the first time in a commercial building in India.
- A chilled water storage tank of 300 KL capacity has been built in our Mangalore campus to increase the efficiency of the air-conditioning system. This system is under testing and is expected to reduce peak load as well as energy consumption. Initial results of this system have been very encouraging.
- Chilled beam systems, which are expected to be more efficient than the conventional air-conditioning systems are being implemented in three new buildings in our Pune campus.
- High efficiency chillers which consume considerably lesser power have been selected for all new upcoming projects, thus reducing peak demand as well as energy consumption.

IT infrastructure

As part of our efforts towards reducing power consumption and increasing operational efficiency, the following are some of the significant efforts pursued during the year:

- The optimized desktop power management configuration has been extended to around 80,000 desktops. An in-house application, 'Terminator', was designed to force-schedule the shutdown of desktops. This is being enhanced to achieve further reduction in power demand by desktops. In addition to this, around 10,000 older desktops have been replaced this year with newer power efficient models.
- We have continued our efforts towards restructuring the existing data centers and server rooms. Around twelve server rooms have been revamped this year and about 4,400 sq. ft. of server room / lab space has been released. Further, adoption of internal enterprise cloud, a shared, secure and virtualized computing environment with an easy-to-use 'self-service' portal, by projects has been swift. On an average 90% of the virtual instances are in use at any given time and we are planning to augment the capacity shortly.
- Video Conference (VC) usage has increased steadily this year and currently on an average around 2,500 VC calls are scheduled per month. Further, we have introduced Telepresence, an ultra high definition (1080p) capability VC facility, in three locations. Telepresence relays true life-size images and employs spatial audio to provide an immersive experience to the participants. Usage of this facility would help us connect with customers at CXO levels using VC and reduce travel requirements.

Green power

- During the year we worked with electricity and power regulators in Karnataka and at the Centre for making green power cheaper, an achievement that is significant not only for Infosys but would also benefit the community at large. A similar initiative is being taken up in other parts of the country. Infosys purchased about 14.52 million units of green power during the previous year and this figure is expected to increase substantially in the coming years.
- On renewable energy, a solar photo voltaic system of about 200 KW and 125 KW are being installed at the Jaipur and Thiruvananthapuram campuses respectively. These together are expected to generate about 4,50,000 units of electricity annually,

thus reducing the burden on the grid.

Water

Recognizing the immense importance of water as a natural resource, we have successfully achieved our target of reducing our employee 'per capita' fresh water consumption in our Indian campuses by 6.80% during 2010-11 through various water conservation initiatives. As part of our corporate goal to become a water-neutral organization, we have built rainwater harvesting reservoirs in our Mysore, Hyderabad, Pune and Mangalore campuses with a combined water holding capacity of over 300 million liters. We have also built state-of-the art waste water treatment plants to recycle and reuse the waste water generated in our campuses for flushing, landscaping and air-conditioning requirements.

Carbon emissions

Our goal is to become carbon-neutral. Several energy reduction programs have been initiated, such as campaigns promoting the use of mass transport and car-pooling among employees. We encourage our employees to use teleconferencing and video conferencing facility to avoid long-distance travel, thus minimizing the impact on the environment.

Chemical substances

In order to minimize the harmful environmental impact of chemicals used in our facilities primarily for housekeeping, landscaping and pest control, we have standardized the chemicals used across our Indian campuses. This has resulted in a 75% reduction in the number of chemicals being used. We have introduced green seal products for housekeeping and are working on finding eco-friendly alternatives in other areas.

Waste management

We have embarked on recycling all organic waste generated at our campuses with the establishment of a biogas plant in our Mysore campus. A second plant is under construction in our Pune campus. The biogas generated will be used as cooking fuel in the food courts and the final treated waste will be used as manure in our gardens. Effective waste management has been achieved by ensuring environment friendly methods of disposal and / or disposal as per regulations.

Biodiversity

We planted about 40,000 trees during 2010-11, taking the total number of trees in our Indian locations to more than 1,80,000. We are trying to ensure that most of the trees are native to the geographical locations of our campuses, which helps to promote local biodiversity and contributes to water conservation. Our sustainable practices have made our Mysore campus home to more than 52 species of birds including many endangered ones.

Health and safety

Safety

Safety is every employee's responsibility and concern. Employees are expected to report incidents or workplace hazards. An Occupational Health & Safety (OH&S) Committee is set up in each development center. This committee is made up of OH&S representatives who represent employees of a designated work group and its role is to take a proactive approach in assisting the employer to develop and implement the best possible OH&S policies, plans and procedures for eliminating or minimizing the occupational risks that are inherent in the business. Hazard and risk identification exercises are carried out and programs / measures for the reduction or mitigation of the same are ensured.

Health Assessment and Lifestyle Enrichment (HALE)

HALE is a best in class initiative aimed at improving organizational productivity through employee health and wellbeing. Starting as a response to increasing instances of lifestyle ailments like heart disease and stress, HALE has expanded its programs that span across several Development Centers. During the year, the HALE team held several health interventions, leisure interventions and innumerable awareness and information campaigns such as the Health Week, Safety Week, Health Matters – Arrest Hypertension, specials on our corporate television channel, InfyTV, online interventions, quizzes, puzzles, chat sessions with doctors and specialists, information mailers and sharing of health tips.

While Infosys continues on its journey to becoming a world-class employer, the HALE team is striving to ensure that it does so with employees who are healthy, able to balance work and life effectively.

Online health and wellness support

We have a tie-up with ChiHealth, a Health and wellness information portal, which offers online Integrated Wellness Services. Our employees can access this platform from the HALE portal. The ChiHealth is a one-stop solution that offers holistic preventive healthcare online services and addresses pertinent issues related to health and wellbeing. This portal has a wealth of information on wellness, preventive health, nutrition, diet, fitness, diseases and disorders. Employees visiting the portal are provided information on health and wellness by a team of experts in the respective areas.

Assessments and reviews

Periodic reviews and audits of the HSEMS are conducted for evaluating the HSE performance and the suitability and effectiveness of processes and programs in achieving the objectives and targets set for the year.

PHOENIX – The Business Continuity Management System (BCMS) at Infosys

During the year, all development centers in India were certified compliant to the BS25999 standard. Our Business Continuity program Management System (BCMS) comprises three phases:

- Emergency Response Phase : This is an incident management phase which refers to the initial reaction to an incident, focused on protecting life and organizational assets.
- Business Continuity Phase : This phase refers to the resumption of the most time-sensitive or critical business operations following an incident.
- Disaster Recovery Phase : This phase refers to bringing back business operations to a normal / sustainable level, following an incident.

Mock drills and exercises are carried out as per schedules and the learning from exercises, incidents and threats are analyzed and appropriate preventive and corrective actions are undertaken.

For additional details on our sustainability initiatives, refer to the Sustainability Report available on our website, www.infosys.com.

Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards

Over the past decades, technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

The International Financial Reporting Standards (IFRS) have gained significant momentum across the globe. Many countries have adopted IFRS and some of them, including India, are in the process of adopting the same. The U.S. Securities and Exchange Commission (SEC) permits foreign private issuers to file financial statements in accordance with IFRS without any reconciliation with U.S. GAAP. We have fully adopted IFRS as issued by the International Accounting Standards Board for our filings with SEC, effective March 31, 2009. Audited IFRS statements are available in our Annual Report on Form 20-F, filed with SEC for the year ended March 31, 2011. The details are also available on our website www.infosys.com.

Australia, France, Germany and United Kingdom have adopted IFRS. We are presenting extracts of the unaudited consolidated financial statements for these countries presented in substantial compliance with IFRS in their respective local currencies. Canada is in the process of adopting IFRS in full with effect from the year 2011. Canadian GAAP financial statements have been presented on the same basis as earlier years. The financial information presented in Japanese GAAP in this annual report has been translated from our audited IFRS financial statements. The information will be included in the Securities Report to be filed with the Ministry of Finance, Japan. Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on substantial compliance with these standards in the respective national languages of these countries.

The unaudited consolidated Balance Sheets and Income Statements, excluding notes to the financial statements, have been presented by converting the various financial parameters, reported in our consolidated Balance Sheets and Income Statements, into the respective currencies of the above countries.

In addition, appropriate adjustments have been made for differences, if any, in accounting principles, and in formats, between India, these countries and IFRS.

Corporate governance report – Australia, Canada, France, Germany, Japan and United Kingdom

Australia

ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council ('the Council') was formed on August 15, 2002 to develop and deliver an industry-wide, support framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The Council published its first edition of '*Principles of Good Corporate Governance and Best Practice Recommendations*' document in March 2003. The Council undertook an extensive review of the first edition and issued a revised *Corporate Governance Principles and Recommendations* (second edition Corporate Governance Guidelines) in August 2007. Further, amendments were made to the second edition in 2010, and were applicable to an entity's first financial year commencing on or after January 1, 2011, though early application was encouraged. The Company has adopted these amendments early. The corporate governance principles and recommendations of the council are not mandatory, but Australian listed entities must disclose those principles that are not in compliance and the reasons for non-compliance.

The council proposed eight core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the council, except the following :

1. Recommendation 2.2 – The Chair should be an independent director : The current policy of the Company is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the board functions of governance and management. The Board consists of 14 members, 5 of who are executive or full-time directors, 1 is non-executive and 8 are independent directors. Mr. N. R. Narayana Murthy, who is the Non-Executive Member of the Board, is our Chairman and Chief Mentor. Further, Prof. Marti G. Subrahmanyam has been appointed as the Lead Independent Director. Effective August 21, 2011, the Board has appointed Mr. K. V. Kamath, who is our independent director, as Chairman of the Board.

The financial information provided in this section is unaudited. Financial information presented in substantial compliance with the GAAP requirements of countries and IFRS may not meet all the regulatory requirements to be characterized as financial statements presented in explicit and unreserved compliance with such requirements. The statements on compliance or substantial compliance with corporate governance standards of various countries may not meet all the relevant regulatory requirements to be characterized as statements of explicit and unreserved compliance with corporate governance requirements. The financial information provided in this section does not contain sufficient information to allow full understanding of our results or our state of affairs. In the event of a conflict in interpretation, the 'Audited Indian GAAP financial statements' section and the 'Corporate governance report' section of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these corporate governance reports, financial statements or data.

2. Recommendation 3.3 and 3.4 – The diversity policy : The Company is committed to providing a work environment free of discrimination and harassment. The Company is an equal opportunities employer and makes employment decisions based on merit and business needs. The Company believes in equal work opportunities for all employees and does not condone favoritism or the appearance of favoritism at the workplace. These are included in the Company's code of conduct. Further, internally the Company has an "Infosys Women's Inclusivity Network (IWIN)" sponsored by the non-executive chairman. The objective of IWIN is to create a gender sensitive and inclusive work environment, help women in their career lifecycle and develop women for managerial and leadership roles, thereby maintaining gender ratios at all levels in the organization. The Company also discloses the percentage of women employees in the organization in the Additional Information to the Annual Report.
3. Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements : We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.
4. Recommendation 7.3 – Declaration in relation to the listed entity's financial statements by Chief Executive Officer (CEO) and Chief Financial Officer (CFO) provided in accordance with section 295A of the Corporation Act : We are not listed on the Australian Stock Exchange and hence this recommendation is not applicable to the Company. However, our CEO and CFO provide necessary certifications with respect to the Company's financial statements and internal controls. The certification is provided in compliance with the Indian and U.S. regulatory requirements.

Canada

Corporate governance : A guide to good disclosure, issued by the the Toronto Stock Exchange

In December 2003, The Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX only requires companies to explain their practices, and not to adopt the practices in the guidelines. These guidelines were updated in January 2006.

We substantially comply with all the recommendations.

France

La gouvernance d'entreprise des sociétés cotées – Décembre 2008

Les principes de la gouvernance d'entreprises des sociétés cotées tirent leur origine des rapports VIENOT de juillet 1995 et juillet 1999, des rapports BOUTON de septembre 2002, janvier 2007 et octobre 2008 sur les recommandations concernant la rémunération des dirigeants des sociétés cotées. Cet ensemble de recommandations fut préparé par des groupes de travail de L'Association Française des Entreprises Privées (AFEP) et le Mouvement des Entreprises de France (MEDEF). Cette « consolidation » des travaux menés par des présidents de grandes sociétés françaises constitue une réponse à la communication de la Commission Européenne sur la gouvernance d'entreprise et le droit des sociétés, qui préconise que chaque Etat membre désigne un code de référence auquel les sociétés devront se conformer ou expliquer en quoi leurs pratiques diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre société se conforme strictement à ces recommandations, à l'exception des points ci-dessous :

7.1 La représentation des salaries et des salaries actionnaires – La politique actuelle de la société est d'avoir 14 membres du conseil. Dans ce conseil, 8 sont des directeurs indépendants, 1 un directeur non-cadre et 5 des directeurs cadres. De ces directeurs cadres, 3 sont des directeurs fondateurs et 2 sont des directeurs employés.

14.2.1. Revue des comptes par un comité d'audit – La société a un comité d'audit qui comprend 4 directeurs indépendants. Tous les membres du comité sont des financiers et un membre est l'expert financier. Le comité se réunit au moins une fois par trimestre (un jour avant la réunion du conseil d'administration) pour revoir et examiner les états financiers.

17. Déontologie pour les directeurs – La législation locale des entreprises ne demande pas que les directeurs détiennent personnellement des actions de la société. Cependant, la plupart des directeurs, excepté un, détiennent personnellement des parts de la société.

Germany

Deutscher Corporate Governance Kodex, in der Fassung vom 26. Mai 2010

Der Deutsche Corporate Governance Kodex stellt wesentliche gesetzliche Vorschriften zur Leitung und Überwachung deutscher börsennotierter Gesellschaften dar. Der Kodex wurde entwickelt, um das deutsche Corporate Governance System transparent und nachvollziehbar zu machen. Er will das Vertrauen der internationalen und nationalen Anleger, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Leitung und Überwachung deutscher börsennotierter Gesellschaften fördern.

Der Kodex enthält zahlreiche Empfehlungen. Grundsätzlich folgt unser Unternehmen diesen Empfehlungen der Regierungskommission, es gibt jedoch folgende Ausnahmen:

1. Empfehlungen 3, 4 and 5 – Das duale System der Unternehmenseinheit – Das Unternehmen hat ein einstufiges Führungssystem, in welches sowohl leitende, als auch überwachende Positionen integriert sind. Zurzeit besteht das System aus 14 Vorständen, darunter 5 geschäftsführende, 1 nicht geschäftsführender und 8 unabhängige Vorstände.
2. Empfehlung 4.1.5 – Vielfalt in den Führungsfunktionen – Der Ernennungsausschuss des Aufsichtsrats ist verantwortlich für die Überwachung des Ernennungsprozesses der höchsten Vorstandspositionen im Unternehmen und dafür, solche qualifizierten Personen zu finden, zu überprüfen und dem Ausschuss zu empfehlen, die als geschäftsführender, nicht geschäftsführender oder unabhängiger Vorstand, nach den vom Ausschuss festgelegten Anforderungen geeignet erscheinen. Der Ernennungsausschuss hat bei der Besetzung von Führungspositionen das Kriterium der Vielfalt in die Überlegungen mit einbezogen.

Japan

日本

日本におけるコーポレート・ガバナンスに関する問題のいくつかについては、日本の法令（会社支配の構造や手続については会社法、コーポレート・ガバナンスの状況の開示については金融商品取引法および開示に関する内閣府令等）および株式会社東京証券取引所の上場会社コーポレート・ガバナンス原則（同原則の尊重が有価証券上場規程第445条の2で規定されている。同原則は、http://www.tse.or.jp/rules/cg/principles/index.htmlにて入手可能）が対処している。金融商品取引法、関係内閣府令および上場会社コーポレート・ガバナンス原則は、インフォシス・テクノロジー・リミテッドのような日本における継続開示会社に対して、コーポレート・ガバナンスの状況（例えば、会社の機関の内容、内部統制システムの整備の状況、リスク管理体制の整備の状況、役員報酬の内容、監査報酬の内容、内部監査の組織および手続等）の開示を求めている。当社は、本年次報告書においてこの情報を開示している。

United Kingdom

The U.K. corporate governance code supersedes and replaces the combined code on corporate governance issued in June, 2008. It follows a review by the Financial Reporting Council of the implementation of the code in 2008 and subsequent consultation on possible amendments to the code. This new code is applicable for reporting years beginning on or after June 29, 2010.

We substantially comply with all recommendations of the combined code except for the following:

1. Code B.1.1 – Board balance and independence – The independent directors annually affirm their independence as per the definition of the Indian and U.S. listing rules. The Board of Directors also annually determine the independence of these directors. The local listing rules also prescribe a maximum tenure of nine years for an independent director to serve on a company's board. The rule was effective January 2006. None of our independent directors have served for more than nine years from the date of the rule becoming effective.
2. Code B.2.4 – Appointments to the Board – The nominations committee of the Board of Directors is responsible to oversee the Company's nomination process for the top level management positions and to identify, screen and recommend to the Board individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with the criteria approved by the Board. The Nominations Committee believes that sound succession planning of senior leadership is the most important ingredient for creating a robust future for the Company. Therefore, the Committee has adopted a rigorous process to ensure that the Board selects the right candidates for senior leadership positions. The Company does not appoint external search consultants nor openly advertises for appointment of Chairman or non-executive director.
3. Code B.4.1 – Induction on joining the Board – All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, our constitution, Board procedures and matters reserved for the Board, our major risks as well as our risk management strategies.

   The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.
4. Code B.6.2 – Evaluation of Board – The Company is not listed on the London Stock Exchange and is not part of FTSE 350. However, the compensation committee of the Company, together with the CEO, reviews the performance of all the executive directors and senior management each quarter, on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may from time-to-time, also evaluate the usefulness of such performance parameters, and make necessary amendments. The Board evaluates the performance of non-executive directors through a peer-evaluation process every year.
5. Code D.1.2 – Remuneration policy – The Company has a policy to allow its executive directors to serve on the board of two other business entities with the prior consent of the Chairperson of the Board of Directors. Remuneration earned by virtue of such board membership is retained by the directors concerned.
6. Code E1 – Dialogue with institutional investors – Our communication policy addresses the needs of all investors. We use various forums to communicate with our investors and share long-term and short-term plans and our corporate strategies. As a policy, we do not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.
7. Code E.1.1. and E.1.2 – Relations with shareholders – The CEO, COO, CFO, members of the Executive Council and the Investor Relations team meet investors on a regular basis to understand their views and perspectives. The Company also has a practice of conducting analyst meets both in India and abroad. Views obtained from investors and analysts during the course of such meetings are communicated to the Board of Directors at the ensuing Board meeting.

Financial information presented in substantial compliance with Australian Accounting Standards Board (AASB)

Consolidated Balance Sheets (unaudited) as of March 31,

Australian Dollar (AUD) in million

	2011	2010
Assets		
Cash and cash equivalents	3,615	2,943
Available-for-sale financial assets	5	612
Investments in certificates of deposit	26	289
Trade receivables	1,009	849
Unbilled revenue	270	204
Derivative financial instruments	15	23
Prepayments and other assets	199	156
Total current assets	5,139	5,076
Property, plant and equipment	1,050	1,079
Intangible assets	190	213
Available-for-sale financial assets	5	9
Deferred tax assets	82	85
Income tax assets	216	161
Other non-current assets	99	84
Total non-current assets	1,642	1,631
Total assets	6,781	6,707
Liabilities		
Trade payables	10	2
Derivative financial instruments	–	–
Current tax payable	177	176
Client deposits	5	2
Unearned revenue	112	129
Employee benefits	30	32
Provisions	19	20
Other current liabilities	436	415
Total current liabilities	789	776
Deferred tax liabilities	–	28
Employee benefits	56	41
Other non-current liabilities	14	14
Total non-current liabilities	70	83
Total liabilities	859	859
Net assets	5,922	5,848
Equity		
Share capital – 600,000,000 equity shares authorized, issued and outstanding 571,317,959 and 570,991,592 as at March 31, 2011 and March 31, 2010, respectively (including share premium)	844	836
Retained earnings	6,619	5,030
Other components of equity	(1,541)	(18)
Total equity attributable to equity holders of the Company	5,922	5,848

Consolidated statements of comprehensive income (unaudited) for the years ended March 31,

Australian dollar (AUD) in million, except share data

	2011	2010
Revenues	6,405	5,654
Cost of sales	3,708	3,235
Gross profit	2,697	2,419
Operating expenses		
Selling and marketing expenses	352	295
Administrative expenses	459	405
Operating profit	1,886	1,719
Other income, net	283	246
Profit before income tax	2,169	1,965
Income tax expense	580	419
Net Profit	1,589	1,546
Other Comprehensive income		
Reversal of impairment loss on available-for-sale financial asset	–	2
Gain transferred to net profit on sale of available-for-sale financial asset	–	(1)
Fair value changes on available-for-sale financial asset, net of tax effect	(2)	7
Exchange differences on translating foreign operations	76	793
Total other comprehensive income	74	801
Total comprehensive income for the year	1,663	2,347
Profit attributable to :		
Owners of the company	1,589	1,546
Non-controlling interest	–	–
Profit for the year	1,589	1,546
Total comprehensive income attributable to:		
Owners of the company	1,663	2,347
Non- controlling interest	–	–
Total comprehensive income for the year	1,663	2,347
Earnings per equity share		
Basic (AUD)	2.78	2.71
Diluted (AUD)	2.78	2.71
Weighted average number of shares used in computing earnings per equity share		
Basic	571,180,050	570,475,923
Diluted	571,368,358	571,116,031

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; assets, liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*
2. *Exchange rates (1 AUD =)*

in ₹

	2011	2010
Average rate	42.95	40.30
Period end rate	46.11	41.16

Financial information presented in substantial compliance with GAAP requirements of Canada

Consolidated Balance Sheets (unaudited) as of March 31,

Canadian dollars (CAD) in million, except share data

	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	3,624	2,742
Investments in liquid mutual fund units	5	570
Investment in certificate of deposits	26	269
Trade accounts receivable	1,011	791
Unbilled revenue	271	190
Prepaid expenses and other current assets	214	167
Total current assets	5,151	4,729
Property, plant and equipment	1,053	1,005
Goodwill	179	186
Intangible assets, net	11	12
Investments in liquid mutual fund units	5	8
Deferred tax assets	82	79
Advance income taxes	216	150
Other assets	101	78
Total assets	6,798	6,247
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	10	2
Income taxes payable	177	164
Client deposits	5	2
Unearned revenue	112	120
Other current liabilities	487	660
Total current liabilities	791	948
Non-current liabilities		
Deferred income tax liabilities	–	26
Other non-current liabilities	70	52
Parent company stockholders' equity		
Common stock, ₹5/- par value 600,000,000 equity shares authorized, issued and outstanding – 571,317,959 and 570,991,592 as of March 31, 2011 and 2010 respectively	73	73
Additional paid-in capital	681	705
Accumulated other comprehensive income	(279)	(397)
Retained earnings	5,462	4,840
Total parent company stockholder's equity	5,937	5,221
Non-controlling interest	–	–
Total equity	5,937	5,221
Total liabilities and stockholders' equity	6,798	6,247

Consolidated statement of earnings and retained earnings (unaudited) for the years ended March 31,

CAD in million, except share data

	2011	2010
Sales	6,144	5,232
Cost of sales	3,556	2,994
Gross margin	2,588	2,238
Expenses		
Selling, general and administration expenses	778	648
Income from operations	1,810	1,590
Provision for investments	–	(1)
Interest and other income	272	215
Gain on sale of long term investment	–	12
Earnings before income taxes	2,082	1,818
Provision for income taxes	556	388
Net earnings before non-controlling interest	1,526	1,430
Non-controlling interest	–	–
Net earnings after non-controlling interest	1,526	1,430
Cash dividend declared	904	379
	622	1,051
Retained earnings, beginning of the year	4,840	3,778
Reserves on consolidation of trusts [1]	–	11
Retained earnings, end of the year	5,462	4,840
Earnings per share		
Net earnings		
Basic (CAD)	2.67	2.51
Fully diluted (CAD)	2.67	2.50
Weighted average number of shares		
Basic	571,180,050	570,475,923
Fully diluted	571,368,358	571,116,031

[1] *Effective fiscal 2010 treasury shares held by controlled trusts were consolidated*

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate for the year; assets, liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under accumulated other comprehensive income.*
2. *Exchange rates (1 CAD =)*

in ₹

	2011	2010
Average rate	44.78	43.55
Period end rate	45.99	44.18

Etats financiers préparés en conformité avec les normes IFRS (International Financial Reporting Standards) – France

Bilan consolidé (non-audité) au 31 mars

en millions d'euros, sauf résultat par action

	2011	2010
ACTIF		
Actif circulant		
Disponibilités	2,630	2,004
Valeurs mobilières de placement	4	417
Certificats de dépôt	19	197
Clients	734	578
Factures à établir	196	139
Instruments financiers dérivés	11	16
Charges constatés d'avance et autres actifs circulants	145	105
Total actif circulant	3,739	3,456
Actif non-circulant		
Installations techniques, matériels et outillages industriels	764	735
Fonds de commerce	130	136
Immobilisations incorporelles	8	9
Immobilisations financières disponibles	4	6
Impôt différé actif	60	58
Impôt sur les sociétés actif	157	110
Autre actif non-circulant	72	56
Total actif non-circulant	1,195	1,110
Total actif	4,934	4,566
PASSIF ET CAPITAUX PROPRES		
Passif circulant		
Fournisseurs	7	1
Impôts sur les sociétés passif	129	120
Acompte client	4	1
Produits constatés d'avance	82	88
Avantages des salaries obligatoires	22	22
Provisions	14	13
Autre passif circulant	317	282
Total passif circulant	575	527
Passif non circulant		
Impôt différé passif	–	19
Avantages des salaries obligatoires	41	28
Autre passif non circulant	10	10
Total passif	626	584
Capitaux propres		
Capital – 5/- par valeur 600,000,000 actions autorisées, émises et comprises 571,317,959 et 570,991,592 jusqu'au 31 mars, 2011 et 1, 2010, respectivement	48	48
Prime d'émission	521	515
Report à nouveau	4,560	3,425
Autres capitaux propres	(821)	(6)
Total des capitaux propres attribué à la part groupe	4,308	3,982
Total passif et capitaux propres	4,934	4,566

Compte de résultat consolidé des éléments latents (non-audité) pour les années finissant au 31 mars

En millions d'euros, sauf résultat par action

	2011	2010
Produits	4,574	3,400
Coût des ventes	2,648	1,945
Résultat brut	1,926	1,455
Charges d'exploitation :		
Coût des ventes et de marketing	251	178
Charges administratives	328	243
Total des charges d'exploitation	579	421
Résultat d'exploitation	1,347	1,034
Autre produits, net	202	148
Résultat avant impôt	1,549	1,182
Impôt sur les bénéfices	414	252
Résultat net	1,135	930
Autre résultat – Eléments latents		
Extourne des pertes de valeur des immobilisations financières disponibles	–	1
Gain transféré au résultat net sur les ventes des immobilisations financières disponibles	–	(1)
Gain latent sur les immobilisations financières disponibles, net de l'impact de l'impôt	(2)	4
Différence de change	55	423
Total autre résultat – Eléments latents	53	427
Total résultat élément latent	1,188	1,357
Résultat attribué à :		
Part du groupe	1,135	930
Intérêts minoritaires	–	–
	1,135	930
Total résultat élément latent attribué à :		
Part du groupe	1,188	1,357
Intérêts minoritaires	–	–
	1,188	1,357
Résultat par action		
Base (euros)	1.99	1.63
Dilué (euros)	1.99	1.63
Nombre moyen pondéré d'actions		
Base	571,180,050	570,475,923
Dilué	571,368,358	571,116,031

Notes :

1. *La devise fonctionnelle de la société est la roupie indienne. Ces états financiers ont été présentés en convertissant les produits et les charges avec un taux moyen pondéré pendant l'année ; l'actif circulant, le passif circulant, les installations techniques, les matériels et outillages industriels, les emprunts à long terme, avec un taux à la fin de l'année ; et toutes les augmentations des capitaux propres, avec un taux moyen pour l'année. La différence obtenue avec la conversion est comptabilisée dans les autres capitaux propres.*
2. *Taux de change (1 EURO =)*

in ₹

	2011	2010
Average rate	60.14	67.02
Period end rate	63.38	60.45

Finanzielle Information, dargestellt in wesentlicher Übereinstimmung mit den IFRS (International Financial Reporting Standards) – Deutschland

Konsolidierte Bilanzen (ungeprüft) zum 31. März,

Euros in Millionen, außer Angaben zu Aktien

	2011	2010
VERMÖGENSWERTE		
Kurzfristige Vermögenswerte		
Zahlungsmittel und Zahlungsmitteläquivalente	2,630	2,004
Zur Veräußerung verfügbare finanzielle Vermögenswerte	4	417
Festverzinsliche Wertpapiere	19	197
Forderungen aus Lieferung und Leistung	734	578
Geleistete Anzahlungen	196	139
Derivate	11	16
Anzahlungen und sonstige Vermögenswerte	145	105
Summe kurzfristige Vermögenswerte	3,739	3,456
Langfristige Vermögenswerte		
Sachanlagen	764	735
Geschäfts- oder Firmenwert	130	136
Immaterielle Vermögenswerte	8	9
Zur Veräußerung verfügbare finanzielle Vermögenswerte	4	6
Latente Steueransprüche	60	58
Steueransprüche (Ertragsteuern)	157	110
Sonstige langfristige Vermögenswerte	72	56
Summe langfristige Vermögenswerte	1,195	1,110
Summe Vermögenswerte	4,934	4,566
SCHULDEN UND EIGENKAPITAL		
Kurzfristige Schulden		
Verbindlichkeiten aus Lieferung und Leistung	7	1
Steuerschulden (Ertragsteuern)	129	120
Kundenanzahlungen	4	1
Verbindlichkeiten aus Fertigungsaufträgen / erhaltene Anzahlungen	82	88
Verpflichtungen zu Leistungen an Arbeitnehmer	22	22
Rückstellungen	14	13
Sonstige kurzfristige Schulden	317	282
Summe kurzfristige Schulden	575	527
Langfristige Schulden		
Latente Steuerschulden	–	19
Verpflichtungen zu Leistungen an Arbeitnehmer	41	28
Sonstige langfristige Schulden	10	10
Summe Schulden	626	584
Eigenkapital		
Gezeichnetes Kapital – ₹ 5/- Nennwert 600,000,000 genehmigte Stammaktien, ausgegeben und ausstehend 571,317,959 und 570,991,592 zum 31. März 2011 und 31. März 2010, entsprechend	48	48
Kapitalrücklage	521	515
Bilanzgewinn	4,560	3,425
Sonstige Teile des Eigenkapitals	(821)	(6)
Summe Eigenkapital, den Anteilseignern des Unternehmens zurechenbar	4,308	3,982
Summe Schulden und Eigenkapital	4,934	4,566

Konsolidierte Gesamtergebnisrechnung (ungeprüft) für die Jahre endend zum 31. März,

Euros in Millionen, außer Angaben zu Aktien

	2011	2010
Umsatzerlöse	4,574	3,400
Herstellungskosten	2,648	1,945
Bruttoergebnis vom Umsatz	1,926	1,455
Betriebliche Aufwendungen:		
Vertriebs- und Marketingaufwendungen	251	178
Verwaltungskosten	328	243
Summe betriebliche Aufwendungen	579	421
Betriebsergebnis	1,347	1,034
Sonstige Erträge, netto	202	148
Gewinn vor Ertragsteuern	1,549	1,182
Ertragsteueraufwand	414	252
Jahresüberschuss	1,135	930
Sonstiges Ergebnis		
Umkehr von Abwertungsverlusten von zur Veräußerung verfügbaren finanziellen Vermögenswerten	–	1
Gewinn aus dem Verkauf von zur Veräußerung verfügbaren finanziellen Vermögenswerten, der auf den Jahresüberschuss übertragen wurde	–	(1)
Änderungen des beizulegenden Zeitwerts der zur Veräußerung verfügbaren finanziellen Vermögenswerte, bereinigt um Steuereffekte	(2)	4
Wechselkursdifferenzen aus der Umrechnung von Transaktionen in fremder Währung	55	423
Summe sonstiges Ergebnis	53	427
Summe Ergebnis	1,188	1,357
Gewinn, zuzurechnen den:		
Anteilseignern des Unternehmens	1,135	930
Minderheitsbeteiligten	–	–
	1,135	930
Summe Ergebnis, zuzurechnen den:		
Anteilseignern des Unternehmens	1,188	1,357
Minderheitsbeteiligten	–	–
	1,188	1,357
Ergebnis pro Aktie		
Einfach (Euro)	1.99	1.63
Verwässert (Euro)	1.99	1.63
Gewichtete durchschnittliche Anteilsaktien, aus denen sich das Ergebnis pro Aktie errechnet		
Einfach	571,180,050	570,475,923
Verwässert	571,368,358	571,116,031

Anmerkung :

1. *Die funktionale Währung des Unternehmens ist die Indische Rupie. Diese Jahresabschlüsse wurden durch Umrechnung von Erträgen und Aufwendungen unter Zugrundelegung eines jahresdurchschnittlichen Wechselkurses erstellt; kurzfristige Vermögenswerte, kurzfristige Schulden, Sachanlagen und langfristige Anleihen wurden mit dem Jahresendkurs umgerechnet; Zuwächse im Eigenkapital wurden mit dem Jahresdurchschnittskurs umgerechnet. Sich aus der Umrechnung ergebende Differenzen sind in den sonstigen Teilen des Eigenkapitals enthalten.*
2. *Wechselkurse (1 EURO =)*

in ₹

	2011	2010
Durchschnittskurs	60.14	67.02
Periodenendkurs	63.38	60.45

Financial information presented in substantial compliance with the International Financial Reporting Standards (IFRS) – Japan

インフォシス・テクノロジーズ・リミテッドおよび子会社

連結貸借対照表　3月31日現在

（単位：百万円（1株当たりデータを除く。））

	2011年 3月31日現在	2010年 3月31日現在
資産		
流動資産		
現金および現金同等物	310,732	224,339
売却可能金融資産	416	46,647
譲渡性預金証書投資	2,245	22,035
売上債権	86,725	64,691
未収収益	23,199	15,549
デリバティブ金融商品	1,247	1,746
前払費用およびその他の資産	17,129	11,890
流動資産合計	441,693	386,897
非流動資産		
有形固定資産	90,301	82,235
のれん	15,383	15,216
無形固定資産	915	998
売却可能金融資産	416	665
繰延税金資産	7,068	6,486
法人税資産	18,542	12,306
その他非流動資産	8,564	6,403
非流動資産合計	141,189	124,309
資産合計	582,882	511,206
負債および資本		
流動負債		
仕入債務	832	166
未払法人税	15,216	13,387
顧客預り金	416	166
繰延収益	9,645	9,812
従業員給付債務	2,578	2,411
引当金	1,663	1,497
その他流動負債	37,501	31,597
流動負債合計	67,850	59,037
非流動負債		
繰延税金負債	–	2,162
従業員給付債務	4,823	3,160
その他非流動負債	1,164	1,081
負債合計	73,837	65,439
資本		
普通株式　1株の額面金額　13円 授権株式数　600,000,000株 発行済株式数　2011年3月31日現在571,317,959 株　2010年3月31日現在570,991,592株 （それぞれ金庫株2,833,600株を除く。）	5,322	5,322
資本剰余金	58,371	57,706
利益剰余金	440,196	383,405
その他の資本の構成要素	5,155	(665)
当社株主帰属資本合計	509,044	445,767
負債および資本合計	582,882	511,206

インフォシス・テクノロジーズ・リミテッドおよび子会社

連結包括利益計算書　3月31日終了年度

（単位：百万円（株式数および1株当たりデータを除く。））

	2010年	2009年
収益	502,309	399,453
売上原価	290,776	228,579
売上総利益	211,534	170,873
営業費用：		
販売費およびマーケティング費	27,606	20,871
一般管理費	36,004	28,604
営業費用合計	63,610	49,474
営業利益	147,924	121,399
その他の収益純額	22,201	17,378
税引前利益	170,125	138,777
法人税費用	45,483	29,601
当期純利益	124,642	109,176
その他包括利益		
売却可能金融資産減損損失戻入れ	–	166
当期純利益に振替えられた売却可能金融資産売却益	–	(83)
売却可能金融資産の公正価値の変動（税効果後）	(166)	499
海外業務の為替換算差損益	5,987	46,148
その他包括利益合計	5,821	46,730
包括利益合計	130,462	155,906
以下に帰属する当期純利益：		
当社株主	124,642	109,176
非支配持分	–	–
	124,642	109,176
以下に帰属する包括利益合計：		
当社株主	130,462	155,906
非支配持分	–	–
	130,462	155,906
1株当たり当期純利益		
基本的（単位：円）	218	191
希薄化後（単位：円）	218	191
1株当たり当期純利益の算定に使用した加重平均発行済株式数		
基本的	571,180,050	570,475,923
希薄化後	571,368,358	571,116,031

注：　上記財務情報中の円金額は、2011年3月31日に株式会社三菱東京UFJ銀行が建値した対顧客電信直物売買相場の仲値である1米ドル＝83.15円により米ドル金額から円金額に換算されている。

Financial information presented in substantial compliance with the International Financial Reporting Standards (IFRS) – United Kingdom

Consolidated Balance Sheets (unaudited) as of March 31,

United Kingdom Pound Sterling (GBP) in millions except share data

	2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	2,321	1,783
Available-for-sale financial assets	3	371
Investment in certificates of deposit	17	175
Trade receivables	648	514
Unbilled revenue	173	124
Derivative financial instruments	9	14
Prepayments and other assets	128	93
Total current assets	3,299	3,074
Non-current assets		
Property, plant and equipment	675	653
Goodwill	115	121
Intangible assets	7	8
Available-for-sale financial assets	3	5
Deferred income tax assets	53	52
Income tax assets	139	98
Other non-current assets	63	50
Total non-current assets	1,055	987
Total assets	4,354	4,061
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	6	1
Current income tax liabilities	114	106
Client deposits	3	1
Unearned revenue	72	78
Employee benefit obligations	19	19
Provisions	12	12
Other current liabilities	280	251
Total current liabilities	506	468
Non-current liabilities		
Deferred income tax liabilities	–	17
Employee benefit obligations	36	25
Other non-current liabilities	9	9
Total liabilities	551	519
Equity		
Share capital – ₹5/- par value 600,000,000 equity shares authorized, issued and outstanding 571,317,959 and 570,991,592 as of March 31, 2011 and March 31, 2010, respectively	33	33
Share premium	464	459
Retained earnings	4,010	3,046
Other components of equity	(704)	4
Total equity attributable to equity holders of the Company	3,803	3,542
Total liabilities and equity	4,354	4,061

Consolidated statements of comprehensive income (unaudited) for the years ended March 31,

GBP in millions except share data

	2011	2010
Revenues	3,887	3,008
Cost of sales	2,250	1,721
Gross profit	1,637	1,287
Operating expenses		
Selling and marketing expenses	214	157
Administrative expenses	279	215
Total operating expenses	493	372
Operating profit	1,144	915
Other income, net	172	131
Profit before income taxes	1,316	1,046
Income tax expense	352	223
Net profit	964	823
Other comprehensive income		
Reversal of impairment loss on available-for-sale financial asset	–	1
Gain transferred to net profit on sale of available-for-sale financial asset	–	(1)
Fair value changes on available-for-sale financial asset , net of tax effect	(1)	4
Exchange differences on translating foreign operations	46	390
Total other comprehensive income	45	394
Total comprehensive income	1,009	1,217
Profit attributable to:		
Owners of the company	964	823
Non-controlling interest	–	–
	964	823
Total comprehensive income attributable to:		
Owners of the company	1,009	1,217
Non-controlling interest	–	–
	1,009	1,217
Earnings per equity share		
Basic (GBP)	1.69	1.44
Diluted (GBP)	1.69	1.44
Weighted average equity shares used in computing earnings per equity share		
Basic	571,180,050	570,475,923
Diluted	571,368,358	571,116,031

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Other components of equity.*
2. *Exchange rates (1 GBP =)*

in ₹

	2011	2010
Average rate	70.77	75.74
Period end rate	71.80	67.96

Extract of audited IFRS financial statements

Financial statements included in our annual filing with the U.S. Securities and Exchange Commission (SEC) in the Form 20-F have been prepared in compliance with the International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

As in the previous year we will be availing NASDAQ's rule amendment which allows a company to furnish its annual reports to its ADS holders on its website in lieu of physical distribution. Accordingly the annual report and the filing with the SEC in the Form 20-F is available on our website www.infosys.com. However, a physical copy will be made available to shareholders on request.

The extract of the audited Balance Sheet and Statement of Comprehensive Income as per IFRS is provided here under :

Consolidated Balance Sheets as of March 31,

United States Dollar (US$) in million, except share data

	2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	$3,737	$2,698
Available-for-sale financial assets	5	561
Investment in certificates of deposit	27	265
Trade receivables	1,043	778
Unbilled revenue	279	187
Derivative financial instruments	15	21
Prepayments and other current assets	206	143
Total current assets	5,312	4,653
Non-current assets		
Property, plant and equipment	1,086	989
Goodwill	185	183
Intangible assets	11	12
Available-for-sale financial assets	5	8
Deferred income tax assets	85	78
Income tax assets	223	148
Other non-current assets	103	77
Total non-current assets	1,698	1,495
Total assets	$7,010	$6,148
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	$10	$2
Current income tax liabilities	183	161
Client deposits	5	2
Unearned revenue	116	118
Employee benefit obligations	31	29
Provisions	20	18
Other current liabilities	451	380
Total current liabilities	816	710
Non-current liabilities		
Deferred income tax liabilities	–	26
Employee benefit obligations	58	38
Other non-current liabilities	14	13
Total liabilities	888	787
Equity		
Share capital- ₹5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,317,959, and 570,991,592, net of 2,833,600 treasury shares as of March 31, 2011 and 2010, respectively	64	64
Share premium	702	694
Retained earnings	5,294	4,611
Other components of equity	62	(8)
Total equity attributable to equity holders of the Company	6,122	5,361
Total liabilities and equity	$7,010	$6,148

Consolidated statements of comprehensive income for the years ended March 31,

United States Dollar (US$) in million, except share data

	2011	2010
Revenues	$6,041	$4,804
Cost of sales	3,497	2,749
Gross profit	2,544	2,055
Operating expenses :		
Selling and marketing expenses	332	251
Administrative expenses	433	344
Total operating expenses	765	595
Operating profit	1,779	1,460
Other income, net	267	209
Profit before income taxes	2,046	1,669
Income tax expense	547	356
Net profit	$1,499	$1,313
Other comprehensive income		
Reversal of impairment loss on available-for-sale financial asset	–	$2
Gain transferred to net profit on sale of available-for-sale financial asset	–	(1)
Fair value changes on available-for-sale financial asset, net of tax effect	(2)	6
Exchange differences on translating foreign operations	72	555
Total other comprehensive income	$70	$562
Total comprehensive income	$1,569	$1,875
Profit attributable to :		
Owners of the Company	1,499	1,313
Non-controlling interest	–	–
	$1,499	$1,313
Total comprehensive income attributable to :		
Owners of the Company	1,569	1,875
Non-controlling interest	–	–
	$1,569	$1,875
Earnings per equity share		
Basic ($)	2.62	2.30
Diluted ($)	2.62	2.30
Weighted average equity shares used in computing earnings per equity share		
Basic	571,180,050	570,475,923
Diluted	571,368,358	571,116,031

Note :

1. *The functional currency of the Company is the Indian rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholder's equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*
2. *Exchange rates (1 US$ =)*

in ₹

	2011	2010
Average rate	45.54	47.43
Period end rate	44.60	44.90

Global presence

Asia Pacific

Hong Kong
2 Exchange Square
8 / F, 8 Connaught Place
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Malaysia
Merak Block, Suite B
Persiaran Multimedia
1st Floor, Cyberjaya,
Kuala Lumpur 63000
Tel. : 60 383 203 829

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

Singapore
04-01 / 06,
1 Changi Business Park
Crescent,
Singapore 486025
Tel. : 65 6572 8400
Fax : 65 6572 8405

Level 43, Unit 2
Suntec Tower 2
9 Temasek Blvd
Singapore – 038989
Tel. : 65728400
Fax : 65728400

United Arab Emirates
Dubai
506 and 805
Liberty House, DIFC
P. O. Box 506846
Dubai
Tel. : 971 4 508 0200
Fax : 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel. : 971 6 557 1068
Fax : 971 6 557 3768

Europe

Belgium
Regus Park Atrium
11, Rue des Colonies
Kolonienstraat
B 1000 Brussels
Tel. : 32 2 517 62 30
Fax : 32 2 517 67 00

Czech Republic
Regus Business Center
Prague Stock Exchange
Rybna Street 682 / 14
11005 Prague 1
Tel. : 420 222 191 387
Fax : 420 222 191 700

Denmark
Regus Copenhagen
Larsbjoernsstraede 3
1454 Copenhagen
Tel. : 45 33 3772 94
Fax : 45 33 3243 70

Finland
Regus Mannerheimintie 12 B
00100 Helsinki
Tel. : 358 925 166 239
Fax : 358 925 166 100

France
Paris
Tour Opus 12, 4th Floor
77 Esplanade du Général
de Gaulle
92 914 Paris La Defense 9
Tel. : 33 1 56 39 12 00
Fax : 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat
2nd Floor, Blagnac
31700 Toulouse
Tel. : 33 5 34 50 92 77
Fax : 33 5 34 50 91 90

Germany
Eschborn
Topas 1, Merganthalleralle
77 65760 Eschborn
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Frankfurt
Opernturm, 22nd Floor,
Bokenheimer Landstrasse,
60306 Frankfurt am Main
Tel. : 49 0 69 269566 000
Fax : 49 0 69 269566 200

Stuttgart
Liebknechtstrasse 33
D 70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Walldorf
Partner Port
Altrottstr. 31, 69190 Walldorf
Tel. : 49 6227 73 4350
Fax : 49 6227 73 4359

Greece
Greek Branch,Regus Hellas
S.A. 166A Kifissias Avenue &
2, Sofokleous str
Maroussi GR 151 26
Tel : 30 210 727 9055
Fax : 30 210 7279200

Ireland
Regus Prembroke House
30 Pembroke Street Upper
Dublin 2
Tel. : 353 1 234 2470
Fax : 353 1 234 2575

Norway
Regus Business Center
Ibsen AS
C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Tel. : 47 22 99 60 42
Fax : 47 22 99 60 10

Russia
4 / 430, 4. Lesnoy Pereulok,
Moscow 125047
Tel. : 7 495 642 8710
Fax : 7 495 225 8500

Spain
Regus – CUZCO IV
Paseo de la Castellana 141-8
28046, Madrid
Tel. : 34 91 503 0644
Fax : 34 91 503 0530

Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland
Basel
Regus Basel City Centre
Innere Margarethenstrasse 5
Basel 4051
Tel. : 41 0 61 204 4545
Fax : 41 0 61 204 4500

Geneva
18, Avenue Louis-Casai
1209 Geneva
Tel. : 41 22 747 7894
Fax : 41 22 747 7900

Zurich
3rd Floor, Badenerstrasse 530
8048 Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

The Netherlands
World Trade Center
H-Tower, 23rd Floor
Zuidplein 190
1077 XV Amsterdam
Tel. : 31 20 796 5500
Fax : 31 20 796 5501

United Kingdom
Aberdeen
CBXII West Wing
382 - 390 Midsummer
Boulevard
Milton Keynes MK9 2RG
Tel. : 44 1908 84 74 00
Fax : 44 1908 84 74 01

London
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Swindon
Part First Floor
Wakefield House
Aspect Park, Pipers Way
Swindon SN 31RE
Tel. : 44 179 352 8766
Fax : 44 179 352 3714

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Infosys – Center Point
Offshore Development Center
Plot No. 26A
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K 310, 1st Main
5th Block, Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591
Fax : 91 80 2553 0391

Salarpuria Infozone
3rd and 4th Floor
Wing A, No. 39 (P),
No. 41 (P) and No. 42 (P)
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chandigarh
Block A and B, Ground Floor
DLF Building, Plot No. 2
Rajiv Gandhi Technology Park
Kishangarh
Chandigarh 160 101
Tel. : 91 172 502 1100
Fax : 91 172 504 6222

Plot No. 1
Rajiv Gandhi Technology Park
Kishangarh
Chandigarh 160 101
Tel. : 91 172 503 8000
Fax : 91 172 504 6860

Chennai
138 Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530
Fax : 91 44 2450 0390

Mahindra Industrial Park
TP 1 / 1, Central Avenue
Techno Park SEZ
Mahindra World City
Natham Sub Post, Chengelpet
Kancheepuram District
Chennai 603 002
Tel. : 91 44 4741 1111
Fax : 91 44 4741 5151

Hyderabad
Survey No. 210
Manikonda Village
Lingampally
Rangareddy (Dist.)
Hyderabad 500 032
Tel. : 91 40 6642 0000
Fax : 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485
Fax : 91 824 245 1504

IT and ITeS SEZ
Kamblapadavu
Kurnad Post, Pajeeru Village
Bantwal Taluk 574 153
Dakshina Kannada (Dist.)
Tel. : 91 824 228 4492
Fax : 91 824 228 4491

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350, Hebbal
Electronics City
Mysore 570 018
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1, Rajiv Gandhi
Infotech Park,
Hinjawadi, Taluka Mulshi,
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 398 2222
Fax : 91 471 270 0889

Plot No. 1,
Technopark Campus II,
Attipara Village
Thiruvananthapuram 695 581
Tel. : 91 471 398 2222
Fax : 91 471 270 0889

North America

Canada
Calgary
Suite 1000, 888-3rd Street SW
Bankers Hall,West Tower
Calgary, AB T2P 5C5
Tel. : 1 403 444 6896
Fax : 1 403 444 6699

Toronto
5140 Yonge Street
Suite 1400 Toronto
Ontario, M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

United States
Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel. : 1 770 799 1860
Fax : 1 770 799 1861

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue
WA 98008
Tel. : 1 425 256 6200
Fax : 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200
Bentonville, AR 72712
Tel. : 1 479 271 4600
Fax : 1 479 271 4601

Bridgewater
400 Crossing Boulevard
Suite 101, Bridgewater
NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

Global presence

North America (contd.)

Charlotte
13777 Ballantyne Corporate PL
Suite 250, Charlotte, NC
28277
Tel. : 1 704 972 0320
Fax : 1 704 972 0311

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Hartford
95 Glastonbury Blvd
Glastonbury, CT 06033
Tel. : 1 860 494 4139
Fax : 1 860 494 4140

Houston
14800 St. Mary's Lane
Suite 160, Houston
TX 77079
Tel. : 1 281 493 8698
Fax : 1 281 493 8601

Lake Forest
One Spectrum Pointe
Suite 350, Lake Forest
CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250, Lisle
IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Minneapolis
80 South, 8th Street
Suite 900
Minneapolis, MN 55402
Tel. : 1 612 349 5258
Fax : 1 510 248 2022

New York
630 Fifth Avenue
Suite 1600, Rockefeller Center
New York, NY 10111
Tel. : 1 646 254 3100
Fax : 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 200, Phoenix
AZ 85029
Tel. : 1 480 655 3598
Fax : 1 480 655 3501

Plano
6100, Tennyson Parkway
Suite 200, Plano
TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston
VA 20190
Tel. : 1 703 234 3798
Fax : 1 703 234 3701

Southfield
3000 Town Center
Suite 2850
Southfield, MI 48075
Tel. : 1 248 603 4300
Fax : 1 248 208 3315

Subsidiaries of Infosys Technologies Limited

Infosys Technologies (Australia) Pty. Limited

Brisbane
Level 12, 259 Queen Street
Brisbane QLD 4000
Tel. : 61 7 3231 9800
Fax : 61 7 3231 9899

Melbourne
Level 5, 818 Bourke Street
Docklands VIC 3008
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Melbourne (Lonsdale Street)
Level 21
150 Lonsdale Street
Melbourne VIC 3000
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2997

Perth
Level 18, Central Park Building
152-158 St. Georges Terrace,
Perth WA 6000
Tel. : 61 8 9288 1750
Fax : 61 8 9288 1753

Sydney
Level 3, 77 Pacific Highway
North Sydney NSW 20060
P. O. Box 1885
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

New Zealand
Level 27, PWC Tower
188 Quay Street
Auckland New Zealand 1010
Tel. : 64 9 363 2700
Fax : 64 9 363 2727

Infosys Tecnologia do Brasil Ltda

Brazil
Rua Da Paisagem, 220
Edificio Lumiere, Andar : 5 E 6
Vila Da Serra, Nova Lima
Minas Gerais - CEP
34.000-000-Brazil
Tel. : 55 31 33068900
Fax : 55 31 33068901

Infosys Technologies (China) Company Limited

Beijing
No. 7 Guang Hua Road
Floor 28th
B1- 1 HanWei Building,
ChaoYang District
Beijing, China
Tel. : 010 57335000

Dalian
No. 1001-1006, No. 1 Hui
Xian Garden
Dalian Hi-Tech Industry Park
Dalian, China
Tel : 86 21 58843000
Fax : 86 21 58843001

Hangzhou
Bldg A2, No. 301 Binxing
Road Binjiang District
Hangzhou 310052
Tel. : 86 571 87930030
Fax : 86 571 87930001

Shanghai
Bldg A, No. 6, 3158 Long
Dong Road,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel : 86 21 58843000
Fax : 86 21 58843006

Bldg 18,
1387 Zhang Dong Road,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel : 86 21 58843000
Fax : 86 21 58843001

Infosys Technologies (Shanghai) Company Limited

Room 401, 501, Building Wu,
No. 555 Dong Chuan Road,
Min Hang District,
Shanghai, China
Tel : 86 21 58843000
Fax : 86 21 58843001

Infosys Technologies S. de R L. de C. V.

Mexico
Ave. Acueducto No. 2610
4piso Col. Del Paseo
Residencial
Monterrey, N. L. C. P. 64920
Tel. : 521 81 1253 8400
Fax : 521 81 1253 8401

Corporativo Santa Maria
Boulevard Diaz
Ordaz Numero 130
Monterrey, Mexico CP 64650
Tel. : 521 81 8850 9300
Fax : 521 81 8850 9301

Infosys Consulting, Inc.

North America
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

United Kingdom
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Subsidiary of Infosys Consulting, Inc.

Infosys Consulting India Limited

Plot No. 26-A, Ground Floor
Electronic City, Hosur Road,
Bangalore 560 100
Tel : 91 80 6688 1144
Fax : 91 80 6688 2140

Infosys Technologies (Sweden)

AB Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Infosys BPO Limited

Australia - Melbourne
Level 5, 818, Bourke Street
Docklands VIC 3008
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Canada - Toronto
5140, Yonge Street
Suite 1400
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

India - Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

Pavithra Complex, No. 1
27th Main, 2nd Cross
1st Stage, BTM Layout
Bangalore 560 068
Tel. : 91 80 3021 3600
Fax : 91 80 4171 4808

Salarpuria Infozone
Wing A, No. 39 (P)
41 (P) and 42 (P)
Electronic City, Hosur Road
Bangalore 560100
Tel. : 91 80 4067 0035
Fax : 91 80 4067 0034

27, SJR Towers
Bannerghatta Road
J. P. Nagar, III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

India - Chennai
Temple Steps 6th and 7th
Floor
No. 184, Annasalai Saidapet
Chennai 600 015
Tel. : 91 44 6600 7000
Fax : 91 44 6600 7005

India - Gurgaon
7th floor Tower A, B and C
Building No. 6
DLF Cyber City
Developer Limited
Special Economic Zone
Sector 24 and 25 DLF PH-3
Gurgaon
Tel. : 91 124 4583 700
Fax : 91 124 4583 701

India - Jaipur
Plot No. E-142-143
Sitapura Industrial Area
Jaipur 302022
Tel. : 91 141 2771 325
Fax : 91 141 2771 325

IT-A-001
Mahindra World City
Special Economic Zone
Village Kalwara
Tahsil Sanganer
Jaipur 302029
Tel. : 91 141 3956 000
Fax : 91 141 3956 100

India - Pune
Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900
Fax : 91 20 2293 4540

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 4540

Philippines
2nd and 3rd Floor
Trade Hall Metro
Market, Bonifacio Global City
Fort Bonifacio Taguig City
Metro Manila, Philippines
Tel. : 632 856 3319
Fax : 632 856 3320

United Kingdom
14th Floor
10 Upper Bank Street
Canary Wharf
London E14 5NP
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

United States - Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

Subsidiaries of Infosys BPO

Infosys BPO s.r.o

Czech Republic
Holandka 9,63900, Brno
Tel. : 420 542 212406
Fax : 420 543 236349

Infosys BPO Poland Sp.Z o.o.

Al. Pilsudskiego 22 90-051
Lodz, Poland
Tel. : 48 42 291 8000
Fax : 48 42 291 8081

UL. Gdanska 47
90-729 Lodz, Poland
Tel. : 48 42 291 8205
Fax : 48 42 291 80 73

McCamish Systems LLC

6425 Powers Ferry Road
3rd Floor
Atlanta, GA 30339
Tel. : 1 800 366 0819
Fax : 1 770 690 1800

Notes


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